Exhibit 99.1

Execution Version

NEON MAPLE PURCHASER INC.

and

NUVEI CORPORATION

ARRANGEMENT AGREEMENT

April 1, 2024

SCHEDULES

Schedule A	Plan of Arrangement

Schedule B	Arrangement Resolution

Schedule C	Representations and Warranties of the Company

Schedule D	Representations and Warranties of the Purchaser

Schedule E	Key Regulatory Approvals

Schedule F	Form of Shareholder Support and Voting Agreement

Schedule G	Form of D&O Support and Voting Agreement

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 1, 2024,

BETWEEN:

NEON MAPLE PURCHASER INC., a corporation existing under the federal laws of Canada.

(the "Purchaser")

- and -

NUVEI CORPORATION, a corporation existing under the federal laws of Canada.

(the "Company")

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

In addition to the terms defined elsewhere in this Agreement, including the Schedules attached hereto, as used in this Agreement, the following terms have the following meanings:

"Acceptable Confidentiality Agreement" means a confidentiality agreement entered into after the date hereof with the Company on customary terms that (a) are not materially less favourable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not prohibit the making of an Acquisition Proposal on a confidential basis to the Board), and (b) do not prohibit the Company from providing any information to the Purchaser in accordance with Article 5.

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement or with the Purchaser or its affiliates and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any written or oral offer or proposal from any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws (other than the Purchaser or an affiliate of the Purchaser) received by the Company after the date of this Agreement relating to (a) any direct or indirect sale, transfer, business combination, reorganization, recapitalization, joint venture or disposition of the Company Assets (or any lease, license or other arrangement having the same economic effect) representing 20% or more of the fair market value of the Company Assets on a consolidated basis or contributing 20% or more of the consolidated revenue or earnings of the Company; or (b) any direct or indirect acquisition of voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) representing, when taken together with the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) held by any such Person or group of Persons and any Person acting jointly or in concert with such Person or group of Persons, 20% or more of the voting or equity securities of the Company (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) or any one or more of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the fair market value of the Company Assets or contribute to 20% or more of the consolidated revenue or earnings of the Company; in either case of (a) or (b), (A) based on the consolidated financial statements of the Company most recently filed in the Company Filings prior to such offer or proposal and (B) whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up, exclusive license or other transaction involving the Company or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.

"affiliate" has the meaning specified in Section 1.2(13).

"Agreement" means this arrangement agreement between the Purchaser and the Company (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Alternative Arrangement" means, with respect to the Company or its applicable licensed Subsidiary in a particular jurisdiction, an arrangement sufficient to enable the services that the Company or such Subsidiary provides in such jurisdiction to continue as of the Effective Date in compliance in all material respects with all applicable Law, Network Rules and Material Contracts of the type described in clause (a) or clause (h) of the definition thereof, in each case, without obtaining one or more Outstanding Approvals.

"Antitrust Laws" means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Entity that prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

"Anti-Bribery Laws" has the meaning specified in Paragraph (35)(a) [Anti-Bribery Laws] of Schedule C.

"Anti-Money Laundering Laws" means any applicable Law governing the prevention of money laundering and terrorist financing, and related due diligence, recordkeeping, reporting and training requirements in any jurisdiction in which the Company or Subsidiary is located or conducting business including, without limitation, the European Union Money Laundering Directives (and any Member State national implementing legislation), UK Proceeds of Crime Act 2002 and Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended and updated), the US Money Laundering Control Act of 1986, the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2001 (as amended and updated).

"Arrangement" means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director at the time contemplated in Section 2.8(1), which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"Authorization" means, with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, license, finding of suitability or similar authorization of, or agreement with, any Governmental Entity or Network that is binding upon or applicable to such Person, or its business, assets or securities, including any Financial Services Licenses and Gaming Authorizations.

"Board" means the board of directors of the Company as constituted from time to time. "Board Recommendation" has the meaning specified in Section 2.4(2).

"Breaching Party" has the meaning specified in Section 4.11(3).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec or New York, New York.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate giving effect to the Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

"Closing" has the meaning specified in Section 2.8.

"Code" means the Internal Revenue Code of 1986.

"Collective Agreement" means any collective agreement, collective bargaining agreement or works council agreement or other document or Contract with any labour union, works council, employee association or other labour organization.

"Company" has the meaning specified in the preamble.

"Company Assets" means all of the assets (tangible, corporeal, intangible and incorporeal), properties (real, immovable, personal, or movable), rights, interests, Contracts or Authorizations (whether contractual or otherwise) owned, leased, licensed or otherwise used or held for use by the Company or any of its Subsidiaries, including the Company Leased Properties, equipment, fixtures, furniture, furnishings, office equipment, Intellectual Property, and Company Data, to the extent that such Company Data is owned by the Company or any Subsidiary of the Company, for greater certainty, excluding all such Company Data (including Personal Information) that the Company or any of its Subsidiaries processes in its capacity as a provider of its products and services or a data processor or third party service provider pursuant to a Contract.

"Company Data" means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by or for, or in the possession of, the Company or any of its Subsidiaries regarding the Company or its Subsidiaries or their current, former or prospective partners, customers, suppliers, processors, service providers, vendors, Employees, consultants, agents, independent contractors, temporary workers or any other Person.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, and delivered by the Company to the Purchaser with the execution of this Agreement.

"Company Filings" means all documents publicly filed by or on behalf of the Company under the profile of the Company on SEDAR+ and/or EDGAR, on or after January 1, 2023.

"Company IP" has the meaning specified in Paragraph (26)(a) [Intellectual Property] of Schedule C.

"Company Lease" means any lease, sublease, license, occupancy agreement, or other agreement pursuant to which the Company or any of its Subsidiaries is vested with rights to use or occupy the Company Leased Properties, as amended, modified or supplemented or renewed.

"Company Leased Property" means any real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries.

"Company Owned IP" has the meaning specified in Paragraph (26)(a) [Intellectual Property] of Schedule C.

"Company Product" means all Software and other products from which the Company or any of its Subsidiaries are currently deriving revenue or in the past three (3) years have derived revenue from the sales, license, maintenance, or other provision thereof.

"Company Related Parties" has the meaning specified in Section 8.3(2).

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means, in respect of the transactions contemplated by this Agreement, the occurrence of one or more of the following: (i) the issuance of a certificate pursuant to section 102 of the Competition Act, or (ii) both (A) notification pursuant to section 123(2) of the Competition Act, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

"Confidentiality Agreement" means the confidentiality agreement entered into between the Company and Advent International, L.P. on December 22, 2023.

"Consideration" means the consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Plan of Arrangement consisting of $34.00 in cash per Share.

"Constating Documents" means, with respect to a Person, the organizational or constitutional documents of such Person, including articles of incorporation, amalgamation, arrangement or continuation, certificate of incorporation, articles and memorandum of association, by-laws and any and all other constating documents (including certificates, notices, partnership agreements and unanimous shareholders declarations or agreements) of the specified Person, in each case as applicable, and all amendments thereto or restatements thereof.

"Contract" means, whether written or oral, any agreement, commitment, engagement, contract, franchise, license, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its

Subsidiaries is bound or to which any of their respective properties (including the Company Leased Properties) or assets is subject.

"Court" means the Superior Court of Québec.

"Covered Employees" has the meaning specified in Section 4.14(1).

"Credit Facility Terminations" has the meaning specified in Section 4.9.

"D&O Support and Voting Agreement" means each support and voting agreement entered into between the Purchaser and a director or member of Senior Management (other than the Rollover Shareholders or their affiliates) substantially in the form of Schedule G.

"Data Room" means all documents and other material contained as of 5:00 p.m. (Montréal time) on the Business Day before the date of this Agreement in the virtual data room established by the Company.

"Data Security Requirements" has the meaning specified in Paragraph (27)(c) [IT Systems; Privacy; Data Security] of Schedule C.

"Debt Commitment Letter" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Debt Financing" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Depositary" means TSX Trust Company or such other Person as the Company may appoint to act as depositary for the Arrangement, in each case with the prior written approval of the Purchaser, acting reasonably.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"DOL" means the United States Department of Labor.

"DSU" means a deferred share unit of the Company granted to eligible participants under the Omnibus Incentive Plan.

"EDGAR" means the SEC's Electronic Data Gathering, Analysis, and Retrieval system.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning specified in the Plan of Arrangement.

"Employee Plans" means all employee benefit plans, including "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA") (whether or not subject to ERISA), and each other health, welfare, medical, dental, life insurance, supplemental unemployment benefit, vacation, paid time off, fringe benefit, retirement, bonus, commission, profit sharing, savings, insurance, equity or equity-based incentive (including the Incentive Plans), other forms of incentive compensation, deferred compensation, death benefit, retention, transaction, termination, severance (other than individual offer letters or employment Contracts), separation pay, change in control, disability, pension, supplemental retirement, and all other benefit or compensation plans, programs, practices, policies, agreements or arrangements, in each case, whether written or unwritten and which are maintained, sponsored, contributed to or required to be contributed to by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability or obligation (other than employment or consulting Contracts) (including on account of any ERISA Affiliate (as defined in paragraph 3.1(32)(i) of Schedule C)), but does not include any statutory plans administered by a Governmental Entity, including the Canada Pension Plan, Quebec Pension Plan and plans administered pursuant to applicable federal, state or provincial health, workers' compensation or employment/unemployment insurance legislation.

"Employees" means all current employees of the Company and its Subsidiaries, as the case may be, including part time and full-time employees, in each case, whether active or inactive, unionized or non-unionized.

"Environmental Laws" means all Laws and all other statutory requirements relating to public or worker health or safety (with respect to hazardous or toxic substances, materials or wastes), pollution or the protection of the environment, including sewer systems, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Equity Commitment Letters" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Equity Financing" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Exchange Act" means the United States Securities Exchange Act of 1934.

"Exchanges" means the Toronto Stock Exchange and the Nasdaq Global Select Market.

"Excluded Information" has the meaning specified in Section 4.8(1).

"Existing BMO Facility" means the secured term loan and revolving credit facilities pursuant to the second amended and restated credit agreement dated as of December 19, 2023, among, inter alios, the Company, certain of its subsidiaries, the financial institutions party thereto and Bank of Montreal, as Administrative Agent.

"Existing Credit Facilities" means, collectively, (a) the Existing BMO Facility and (b) the standby letter of credit facility pursuant to the credit agreement between Nuvei Technologies Corp. and Bank of Montreal dated as of March 31, 2021, as amended pursuant to amending agreement no. 1 dated as of January 25, 2022 and amending agreement no. 2 dated as of March 1 2024.

"Fairness Opinions" means, collectively, (a) the opinion of TD Securities Inc. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) is fair, from a financial point of view, to such holders and (b) the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) is fair, from a financial point of view, to such holders.

"Fee Letter" has the meaning specific in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably)."Financial Services License" means any consent, license, certificate, franchise, permission, variance, clearance, registration, qualification, permit or other Authorization issued, granted, given, authorized, or otherwise made available in any relevant jurisdiction by or under the authority of any Governmental Entity pursuant to Financial Services Requirements, including any U.S. state money transmitter license.

"Financial Services Requirements" means any and all Laws that may be enforced by any Governmental Entity in any relevant jurisdiction relating to licensing, permitting or registration in connection with (i) the sale or issuance of checks, drafts, money orders, travelers checks, or other payment instruments, whether or not negotiable, the sale or issuance of stored value cards or devices, or the business of transmitting money or other payment or money services business activities, (ii) the business of merchant acquiring or (iii) bi-lateral purchase and sale transactions in digital assets, including payment processing. For the avoidance of doubt, Financial Services Requirements includes any Financial Services License requirements imposed by a Governmental Entity in any relevant jurisdiction, including via enforcement action, Governmental Entity exam findings, or via Financial Services License approval or condition to licensure requirements.

"Financing" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Financing Commitments" has the meaning specified in Paragraph (7) [Available Funds / Financing] of Schedule D.

"Financing Information" means such pertinent and customary (as compared to other transactions of this size and nature) financial information regarding the Company and any of its Subsidiaries as may be reasonably requested by the Purchaser (or its Financing Sources) to the extent such information is required in order to consummate the Debt Financing. Notwithstanding anything to the contrary in this definition, nothing will require the Company or any of its Subsidiaries to provide (or deem to require the Company to prepare) any Excluded Information.

"Financing Sources" means the lenders, arrangers and bookrunners party from time to time to the Debt Commitment Letter or any other agreement entered into in connection with any Debt Financing and the respective directors, officers, employees, partners, agents, advisors and other representatives of each of the foregoing, as such Person may be replaced pursuant to any amendment, restatement, supplement or other modification or replacement or substitution of the Debt Commitment Letter, as permitted in accordance with Section 4.7, or any alternative financing obtained pursuant to Section 4.8.

"Foreign Investment Laws" means foreign direct investment or other similar Laws designed to prohibit, restrict, regulate or screen foreign direct investments into any jurisdiction other than the Investment Canada Act (Canada).

"Formal Valuation" means the formal valuation of the Shares prepared by TD Securities Inc. under the supervision of the Special Committee in accordance with the requirements of MI 61-101 for a formal valuation in respect of the transactions contemplated herein and in the Plan of Arrangement.

"Gaming Authority" means any Governmental Entity responsible for or involved in the regulation of gaming or gaming activities, including fantasy sports, the ownership of an interest in any Person that is involved in gaming or gaming activities, or the receipt of or participation in revenues derived from such Persons or contracting with such Persons.

"Gaming Authorizations" means any Authorization of or from a Gaming Authority.

"Gaming Laws" means those Laws pursuant to which any Gaming Authority possesses regulatory, licensing, registration, permit or approval authority within any jurisdiction over gaming or gaming activities, including fantasy sports, the ownership of an interest in any Person that is involved in gaming or gaming activities or the receipt of or participation in revenues derived from such Persons or contracting with such Persons.

"Government Official" means any official, employee, or Representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, tribal, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, arbitrator or arbitral body, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges.

"Guarantors" means, collectively, the Persons set forth on Schedule A of the Limited Guarantee, and "Guarantor" means any one of them.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"HSR Clearance" means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated.

"IFRS" means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

"Incentive Plans" means, collectively, (a) the Omnibus Incentive Plan, (b) the Legacy Option Plan, and (c) the Paya Equity Plan.

"Incentive Securities" means, collectively, (a) the Options, (b) the PSUs, (c) the RSUs and (d) the DSUs.

"Incentive Securities Consideration" has the meaning specified in Section 2.7(2).

"Indebtedness" means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money or with respect to loans, deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under capitalized leases or purchase money obligations of such Person, all obligations of such Person for the deferred purchase price of property, goods or services (other than trade payables in the Ordinary Course), (d) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination), (e) all obligations of such Person with respect to letters of credit, banker's acceptances and letters of guarantee, and (f) all guarantees, indemnities or financial assistance obligations of such Person of, or in respect of, any Indebtedness of any other Person specified in clauses (a) through (e) of this definition, and including, for each of the clauses above, all principal, interest, prepayment premiums and penalties, and expenses and fees payable in connection therewith.

"Intellectual Property" means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and proprietary rights in documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate name, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing (g) all intellectual property rights in and to Software and technology, and (h) any other intellectual property and industrial property rights throughout the world.

"Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

"Investment Canada Act" means the Investment Canada Act (Canada).

"Investment Canada Act Approval" means, (a) if the Purchaser has determined, acting reasonably and following consultation with the Company and consideration of its views, and advised the Company in writing within fifteen (15) Business Days after the date hereof, or such later date as the Parties may agree, that a review under section 14 of the Investment Canada Act is required, written evidence that the appropriate Minister under the Investment Canada Act is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, in accordance with the Investment Canada Act and (b) either (i) the Minister has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the transactions contemplated by this Agreement within the prescribed time period; or (ii) if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by this Agreement on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by this Agreement, or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by this Agreement on terms and conditions satisfactory to the Purchaser."IRS" means the United States Internal Revenue Service.

"ISO" means a registered "independent sales organization" in the business of developing and marketing merchant bank card programs, originating merchant relationships and providing merchant bank card management services.

"IT Systems" has the meaning specified in Paragraph (27) [IT Systems; Privacy; Data Security] of Schedule C.

"Key Regulatory Approvals" means the approvals listed in Schedule E.

"Law" means, with respect to any Person, any and all national, federal, provincial, state, tribal, municipal or local law (statutory, common or civil), act, constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity.

"Legacy Option Plan" means the Incentive Stock Option Plan of the Company effective as of September 22, 2020, as amended and in effect as of the date hereof.

"Licensing Affiliates" has the meaning specified in Paragraph (38) [Gaming Matters] of Schedule C.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Limited Guarantee" means the guarantee dated the date of this Agreement between the Company and the Guarantors pursuant to which each of the Guarantors is guaranteeing certain obligations of the Purchaser in connection with this Agreement.

"Locked-Up Shareholders" means (i) each of the directors and members of Senior Management of the Company and (ii) Rollover Shareholders.

"Matching Period" has the meaning specified in Section 5.4(1)(d).

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event, occurrence, effect, state of facts or circumstance generally affecting the industries or segments in which the Company and/or its Subsidiaries operate or carry on their business;

(b)	any change in currency exchange, interest or inflationary rates or in general economic, business, regulatory, political, or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)	any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster, superior force (as defined in the Civil Code of Québec) or any worsening thereof;

(d)	any epidemic, pandemic or disease outbreak or any worsening thereof;

(e)	commencement or continuation of a war (whether or not declared), armed hostilities, including the escalation or worsening thereof, or acts of crime or terrorism;

(f)	any change in Law or IFRS, or in the interpretation, application or non-application of the foregoing by any Governmental Entity, in each case, after the date hereof;

(g)	any action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is expressly required to be taken (or expressly prohibited to be taken) pursuant to this Agreement (other than pursuant to Section 4.1(1)) or that is taken (or omitted to be taken) with the prior written consent of the Purchaser;

(h)	any change in the market price or any change in the trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from clause (j) of the definition of "Material Adverse Effect", be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

(i)	the identity of, or any facts or circumstances specifically relating to the Purchaser or their respective affiliates;

(j)	the failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from clause (i) of the definition of "Material Adverse Effect", be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement; provided, that this clause (k) and clause (i) above shall not apply to Paragraph 5 [No Conflict/Non-Contravention] of Schedule C or any other representation or warranty contained in this Agreement the purpose of which is to address the consequences resulting from the execution, announcement, pendency or performance of this Agreement;

provided, however, if any change, event, occurrence, effect, state of facts and/or circumstance referred to in clauses (a) through to and including (f) above has a materially disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and businesses in which the Company and its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect). References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Authorization" means any Authorization to which the Company or any of its Subsidiaries is a party or by which it is bound that is material to the Company and its Subsidiaries.

"Material Contract" means any Contract (other than any Employee Plan except as specifically listed below):

(a)	under which the Company or any of its Subsidiaries has received payment in excess of $20,000,000 during the fiscal year ended December 31, 2023, or expects to receive in excess of $20,000,000 during the fiscal year ending December 31, 2024;

(b)	under which the Company or any of its Subsidiaries has made payments in excess of $20,000,000 during the fiscal year ended December 31, 2023, or is obligated to make payment in excess of $20,000,000 in any twelve (12)-month period, other than with respect to Company Leased Properties;

(c)	relating to (i) the Existing Credit Facilities or any other Indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries, (ii) the guarantee of any liabilities or obligations of a Person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company, or (iii) any Swap;

(d)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where (A) the unpaid purchase or sale price or agreed value of such property or asset exceeds $20,000,000 during the remaining life of the Contract, or (B) pursuant to which the Company or any of its Subsidiaries has material indemnification, holdback or similar obligations or liabilities following the date hereof, other than, in the cause of this clause (B), indemnification agreements with the directors and officers of the Company or any of its Subsidiaries;

(e)	providing for the establishment, investment in, organization or formation of any joint venture, co-ownership, partnership or similar arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(f)	(i) under which the Company or any of its Subsidiaries grants or receives any license or other right in, to, or under any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than (x) Contracts containing a non-exclusive license or right to use commercially available unmodified Software, (y) non-exclusive licenses granted to, or received from, customers or service providers in the Ordinary Course, and (z) assignments from employees or contractors on the Company's or its Subsidiaries' standard form of agreement or (ii) which restricts the Company or any of its Subsidiaries' use of Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, in any material respect;

(g)	that limits or restricts in a manner that is material to the Company and its Subsidiaries, taken as a whole, (i) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area or (ii) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or conduct business, including pursuant to any "most favored nation," "exclusivity" provisions, rights of first refusal, rights or first negotiation or similar rights to any Person;

(h)	with (x) a Sponsor Bank or (y) any other financial institution that provides clearing, settlement, or account services to the Company's Subsidiaries domiciled in the United States that are engaged in payment processing outside of a relationship with a Sponsor Bank, in each case, that is necessary to conduct the Company's and its Subsidiaries' business, taken as a whole, as currently operated or which is otherwise material to the Company's and its Subsidiaries' business, taken as a whole;

(i)	with a Governmental Entity (A) under which the Company or its Subsidiaries is expected to receive or make payments in excess of $10,000,000 during the fiscal year ending December 31, 2024, (B) that relates to any settlement of any Proceeding or (C) under which the Company or its Subsidiaries receives funding for services purchased with appropriated (i.e., taxpayer) funds;

(j)	that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure in excess of $10,000,000 during the remaining life of the Contract;

(k)	providing for any termination, severance, retention, transaction or change in control payments or benefits (i) in respect of the members of Senior Management or (ii) that could exceed $500,000 for any one Person;

(l)	in excess of $6,000,000 with any Person with whom the Company or any of its Subsidiaries does not deal at arm's length other than (i) with a Subsidiary or (ii) with the Company;

(m)	involving the settlement of any lawsuit in excess of $10,000,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Company or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(n)	that is a shareholder agreement, including any nomination rights or similar agreement; or

(o)	which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions).

"Misrepresentation" means (a) a misrepresentation for the purposes of applicable Canadian Securities Laws, or (b) any untrue statement of a material fact or an omission to state a material fact that is required to be stated in a report or that is necessary to make a statement in a report not misleading in light of the circumstances in which they are made, in each case, for the purposes of applicable U.S. Securities Laws.

"Money Laundering Laws" has the meaning specified in Paragraph (37) [Money Laundering] of Schedule C.

"Multiple Voting Shares" means the multiple voting shares in the capital of the Company.

"Network" means any card association, payment network, or any other similar entity, organization, association, or network permitting businesses or consumers to engage in financial transactions using a credit, debit or prepaid card or account, bank account, or other account or payment method, including MasterCard, Visa, Discover, American Express and the National Automated Clearing House Association.

"Network Rules" has the meaning specified in Paragraph 17(b) [Compliance with Laws] of Schedule C.

"New Plans" has the meaning specified in Section 4.14(2).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations).

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (in Québec, Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings).

"OHSA" has the meaning specified in Paragraph (30)(e) [Employees] of Schedule C.

"Omnibus Incentive Plan" means the Omnibus Incentive Plan of the Company effective as of February 3, 2021, as amended on April 13, 2022, May 26, 2023 and August 8, 2023, and as in effect as of the date of this Agreement.

"Open Source Software" means any Software that licensed as "free software", "open source software", or under a similar licensing or distribution model, including under any license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses or any license that is considered "free" or "open source software" by the Open Source Foundation or Free Software Foundation.

"Options" means all outstanding options to purchase Subordinate Voting Shares issued pursuant to the Omnibus Incentive Plan, the Legacy Option Plan or the Paya Equity Plan.

"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, consent agreements, memorandum of understanding, writs, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

"Ordinary Course" means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the operations of the business of such Party or such Subsidiary.

"Outside Date" means January 15, 2025 (as such date may be extended pursuant to the immediately succeeding proviso) or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred on or prior to January 15, 2025 as a result of the failure to satisfy the condition set forth in Section 6.1(3) or Section 6.1(4) (if the Law giving rise to the failure of such condition to be satisfied relates to any Key Regulatory Approval), then any Party may extend such initial Outside Date by up to two additional successive periods: (a) to March 1, 2025, and (b) to April 1, 2025 (for a maximum aggregate extension of the initial Outside Date to April 1, 2025, irrespective of which Party provides an extension notice), by notice in writing delivered to the other Party by 5:00 pm (Montreal time) on the Business Day prior to the initial Outside Date or any subsequent Outside Date, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the applicable Outside Date if the failure to satisfy the condition set forth in either Section 6.1(3) or Section 6.1(4) is primarily the result of such Party's breach of its covenants herein.

"Outstanding Approval" has the meaning specified in Section 4.4(1)(i).

"Parties" means, collectively, the Company and the Purchaser and "Party" means any one of them, as the context requires.

"Pending Authorization" means any application for a Financial Services License or Gaming Authorizations in any jurisdiction which (i) is pending as of the date of this Agreement or (ii) is subsequently filed by the Company after the date of this Agreement in accordance with this Agreement but prior to the Effective Date.

"Paya Equity Plan" means the Equity Incentive Plan of Paya Holdings Inc. as amended and reaffirmed effective May 31, 2022, which was assumed by the Company and thereafter amended, as in effect as of the date of this Agreement.

"Payoff Letter" has the meaning specified in Section 4.9.

"Permitted Contest" means any action taken by the Company or a Subsidiary thereof in good faith by appropriate Proceedings diligently pursued to contest any Taxes, claims or Liens, provided that (a) the Company has established reasonable reserves therefor in accordance with IFRS, (b) proceeding with such contest would not reasonably be expected to have a Material Adverse Effect, and (c) proceeding with such contest will not create a material risk of loss of, or interference with the use or operation of, a material part of the Company Assets.

"Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent or which are the subject of a Permitted Contest;

(b)	Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that adequate reserves are being maintained on the books of the Company as required by IFRS;

(c)	municipal by-laws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(d)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(e)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent;

(f)	non-exclusive licenses to use Intellectual Property granted in the Ordinary Course;

(g)	any encroachments by any structure located on the Company Assets onto any adjoining lands provided that such encroachments do not, individually or in the aggregate, materially impair the use or occupancy of the Company Leased Property or the operations of the Company or any of its Subsidiaries;

(h)	Liens arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course;

(i)	statutory landlords' liens granted to landlords under any Company Leased Properties;

(j)	any Liens granted under, in connection with, or permitted by, any credit, loan or other financing Contracts that have been disclosed in the Company Disclosure Letter, including the Existing Credit Facilities;

(k)	Liens encumbering a landlord's interest of the real property underlying a Company Leased Property that do not, individually or in the aggregate, materially impair the use or occupancy of the Company Leased Property or the operations of the Company or any of its Subsidiaries conducted thereon;

(l)	such other imperfections of title or Liens as do not, in each case or in the aggregate, materially affect the use of the properties or assets subject thereto or affected thereby, materially detract from the value of or properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties; or

(m)	any Liens disclosed in the Company Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Personal Information" means information that is defined as "personal information", "personally identifiable information", "non-public personal information", "personal data" or similar term under applicable Law.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Pre-Acquisition Reorganization" has the meaning specified in Section 4.6(1).

"Proceeding" means any suit, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, investigation, or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity.

"PSUs" means the performance share units of the Company granted to eligible participants under the Omnibus Incentive Plan.

"Purchaser" has the meaning specified in the preamble and, in accordance with Section 8.11, any of its successors or permitted assigns.

"Purchaser Licensing Affiliates" has the meaning specified in Paragraph (10) [Licensability] in Schedule D.

"Purchaser Related Parties" has the meaning specified in Section 8.3(2).

"Regulatory Approvals" means any Authorization, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by this Agreement, including the Key Regulatory Approvals, and excluding approval of the Final Order by the Court. This term shall also include any non-objection, forbearance, or any assurance reasonably acceptable to the Purchaser and the Company from the applicable Governmental Entity that no adverse action related to the failure to obtain formal approval in connection with a change in ownership of the Company as a result of the consummation of the transactions contemplated by this Agreement will be taken against the Company, the Purchaser or their respective Subsidiaries and affiliates in connection with the continued conduct of the operations of the Company and its Subsidiaries in the applicable jurisdiction in a manner consistent with the operations in that jurisdiction on the date hereof, notwithstanding the pendency of such formal approval.

"Regulatory Approval Deadline" means January 15, 2025 or such later or earlier date agreed to in writing by the Parties.

"Regulatory Authority" means any Governmental Entity that has licensing, supervision or enforcement authority over the business, operations, policies or procedures of the Company or any of its Subsidiaries.

"Regulatory Requirement" has the meaning specified in Section 4.4(7).

"Representative" means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other adviser) or agent of such Person or of any of its Subsidiaries.

"Required Amount" means an amount, together with the freely available cash of the Company at the Closing, sufficient to pay (i) the aggregate Consideration, (ii) the aggregate cash component of the Rollover Consideration (as defined in the Plan of Arrangement), (iii) the Incentive Securities Consideration, (iv) the amounts required to complete the Credit Facility Terminations, and (v) all related fees and expenses, in each case, required to be paid at the Closing in connection with the consummation of the transactions contemplated by this Agreement, the Rollover Agreements, the Plan of Arrangement and the Financing Commitments.

"Required Information" means: (i) all information required by paragraph 6 of Exhibit C to the Debt Commitment Letter, (ii) the financial and other information reasonably requested by the Purchaser necessary to allow the Purchaser to prepare the pro forma financial statements required by paragraph 6 of Exhibit C to the Debt Commitment Letter and (iii) customary, executed authorization letters (without a "knowledge qualifier" and with a "no MNPI" representation, as appropriate) in connection with the marketing of the Debt Financing.

"Required Shareholder Approval" has the meaning specified in Section 2.2(2).

"Reverse Termination Fee" has the meaning specified in Section 8.2(5).

"Reverse Termination Fee Event" has the meaning specified in Section 8.2(5).

"Rollover Agreement" means each of the agreements, dated as of the date hereof, entered into between the Purchaser and the Rollover Shareholders for the transfer of Rollover Shares to the Purchaser or its affiliates in connection with the Arrangement.

"Rollover Shareholder Support and Voting Agreement" means each of the support and voting agreements entered into between the Purchaser and the Rollover Shareholders substantially in the form of Schedule F.

"Rollover Shareholders" means Philip Fayer, Whiskey Papa Fox Inc., Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT

V Co-Investment (Nuvei), L.P., and Caisse de dépôt et placement du Québec, having entered into a Rollover Agreement with the Purchaser.

"Rollover Shares" means the Shares held by a Rollover Shareholder that are the subject of a Rollover Agreement and that are to be exchanged for the consideration set out therein pursuant to a Rollover Agreement as of the Effective Date.

"RSUs" means the restricted share units of the Company granted to eligible participants under the Omnibus Incentive Plan and the Paya Equity Plan.

"Sanctioned Country" has the meaning specified in Paragraph (36)(a) [Sanctions] of Schedule C.

"Sanctioned Party" means (1) any Person included on one or more of the Sanctioned Party Lists; (2) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists; or (3) any Person who is otherwise the target of Sanctions.

"Sanctioned Party Lists" means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; all lists of sanctioned entities maintained by the Government of Canada, including the Consolidated Canadian Autonomous Sanctions List administered by Global Affairs Canada, the list of terrorist entities maintained by Public Safety Canada, and the list of designated persons made under the regulations to the Freezing Assets of Corrupt Foreign Officials Act (Canada); and similar lists of sanctioned parties maintained by other Governmental Authorities with regulatory authority over the Company and its Subsidiaries and their respective operations.

"Sanctions" has the meaning specified in Paragraph (36)(a) [Sanctions] of Schedule C.

"Schedule 13E-3" has the meaning specified in Section 2.4(1).

"SEC" means the United States Securities and Exchange Commission.

"Securities Authorities" means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and the SEC and the Exchanges.

"Securities Laws" means the Securities Act (Québec), the United States Securities Act of 1933, the Exchange Act, and any other applicable securities Laws and the rules and published policies of the Exchanges.

"Security Incident" means any (i) unauthorized or unlawful access to, acquisition or processing of any IT System or Company Data, including any ransomware, denial of service (DoS) attack, successful phishing incident, malware, or other cyberattack or (ii) any unauthorized or unlawful access, modification, exfiltration, or other processing of Personal Information.

"Securityholders" means, collectively, the Shareholders and the holders of Incentive Securities.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

"Senior Management" means Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary and Chief Strategy Officer.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares.

"Software" means any computer software, application, or program (both in source code or object code form), including any software made available as software as a service or other cloud-based system, and all proprietary rights (including in documentation and other materials) related to such computer software or program.

"Special Committee" means the special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

"Sponsor Bank" means each of the banking organizations that provides Network sponsorship to the Company or its Subsidiaries for purposes of operating their business.

"Special Committee Recommendation" has the meaning specified in Section 2.4(2).

"Subordinate Voting Shares" means the subordinate voting shares in the capital of the Company.

"Subsidiary" has the meaning specified in Section 1.2(13).

"Superior Proposal" means a bona fide written Acquisition Proposal to acquire not less than all of the outstanding Shares, other than Shares owned by the Person or Persons making the Acquisition Proposal, or all or substantially all of the Company Assets on a consolidated basis that:

(a)	complies with applicable Securities Laws and did not result from or involve a breach of Article 5 in any material respect;

(b)	the Board determines in good faith, after consultation with its financial advisers and outside legal counsel and upon recommendation of the Special Committee, is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal (including the identify of the Persons or Persons, and their affiliates, making such proposal);

(c)	is not subject to any financing condition;

(d)	in respect of which it has been demonstrated to the satisfaction of the Board, in its good-faith judgment, after receiving the advice of its financial advisers and outside legal counsel and upon recommendation of the Special Committee, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(e)	is not subject to any due diligence or access condition; and

(f)	the Board (or any relevant committee thereof) determines in good faith, after consultation with its financial advisers and outside legal counsel, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Shareholders (other than the Rollover

Shareholders) than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(b).

"Support and Voting Agreements" means each of the D&O Support and Voting Agreements and the Rollover Shareholder Support and Voting Agreements.

"Swaps" means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

"Tax Act" means the Income Tax Act (Canada).

"Tax Return" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports) required to be filed in respect of Taxes, including any amendments, modifications, or schedules of any of the foregoing.

"Taxes" means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, Indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal or property, health, employer health, payroll, workers' compensation, employment or unemployment, severance, social services, social security (or similar), education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, parental insurance and government pension plan premiums or contributions, and any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental assistance, subsidy, overpayment or similar adjustment of Taxes, (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b), (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning specified in Section 4.11(3).

"Termination Fee" has the meaning specified in Section 8.2(2).

"Termination Fee Event" has the meaning specified in Section 8.2(2).

"Termination Notice" has the meaning specified in Section 4.11(3).

"Third Party Beneficiaries" has the meaning specified in Section 8.8(1).

"Total Transaction Volume" means the Company and its Subsidiaries' total volume, as measured by the total dollar value of transactions processed in the period by customers under contractual agreement with the Company or any of its Subsidiaries, across all operations subject to Financial Services Licenses and Gaming Authorizations during the twelve-month period ended on the last day of the most recent financial period in respect of which the Company has publicly filed financial statements in the Company Filings.

"Transferred Information" means the Personal Information to be disclosed or conveyed to the Purchaser by or on behalf of the Company as a result of or in conjunction with the transactions contemplated by this Agreement, and includes all such Personal Information disclosed to the Purchaser prior to the execution of this Agreement.

"Treasury Regulations" means the Treasury Regulations promulgated under the Code.

"Triggering Event" has the meaning specified in Section 4.4(1)(h).

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

"Willful Breach" means a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." The word "or" shall not be exclusive. Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The terms "made available" or "provided" in Schedule C means copies of the subject materials were included in the Data Room.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or its Subsidiaries, or where any other reference to the knowledge of the Company or its Subsidiaries is made, it is deemed to refer to the actual knowledge of Senior Management, the Global Head of Compliance or the Chief People Officer, in their respective capacity as officers of the Company and not in their personal capacity, after making reasonable inquiries of such Persons (that are direct reports) as reasonably necessary as to the matters that are the subject of the representations and warranties.

(7)	Accounting Terms. Except as otherwise specifically provided for in this Agreement, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)	Statutory and Agreement References. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, restated, supplemented, novated, re-enacted or replaced and includes all schedules, annexes, appendices and other attachments to it.

(9)	The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced; and (b) any reference in a Contract, including this Agreement, shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended, novated and/or restated from time to time in accordance with its terms, and includes all schedules, annexes, appendices and other attachments to it.

(10)	Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(11)	Time References. References to time are to local time, Montreal, Québec.

(12)	Subsidiary Covenants and Agreements. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Purchaser, as applicable, each such provision shall be construed as a covenant by the Company or the Purchaser, as applicable, to cause such Subsidiary to perform the required action or refrain from taking such action.

(13)	Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an "affiliate" of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A "Subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to "control" another Person if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement.

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order.

As soon as reasonably practicable after the date of this Agreement, and in any event not later than ten (10) Business Days after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall apply to the Court in a manner reasonably acceptable to both the Company and the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2)	that the required level of approval (the "Required Shareholder Approval") for the Arrangement Resolution shall be (i) the favourable vote of holders of at least 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Multiple Voting Shares and Subordinate Voting Shares present in person or represented by proxy at the Meeting, voting together as a single class; (ii) the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Multiple Voting Shares present in person or represented by proxy at the Meeting; (iii) the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Subordinate Voting Shares present in person or represented by proxy at the Meeting, (iv) if required, the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Multiple Voting Shares present in person or represented by proxy at the Meeting, and (v) if required, the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Subordinate Voting Shares present in person or represented by proxy at the Meeting (excluding for the purposes of the clauses (iv) and (v), votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101);

(3)	that, in all other respects, the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)	for the grant of the Dissent Rights to those Shareholders who are registered or beneficial Shareholders as of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and who are registered Shareholders prior to the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)	that the Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Shareholders and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances;

(7)	for the fixing of the record date and that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Law; and

(8)	for such other matters as the Purchaser or the Company, subject to obtaining the consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, may reasonably require or request.

Section 2.3 Meeting.

Subject to the terms of this Agreement and the receipt of the Interim Order, the Company shall:

(1)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining Shareholders entitled to receive notice of and vote at the Meeting, and promptly give notice to the Purchaser of the Meeting;

(2)	convene and conduct the Meeting in accordance with the Interim Order, the Company's Constating Documents and Law as soon as reasonably practicable after the date hereof, and in any event not later than forty (40) days after the date of receipt of the Interim Order, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, except:

(a)	in the case of an adjournment, as required for quorum purposes;

(b)	as required or permitted under Section 5.4(5);

(c)	as required by Law or by a Governmental Entity; or

(d)	for adjournments or postponements for not more than ten (10) Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution.

(3)	use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if requested by the Purchaser, using proxy solicitation services firms reasonably acceptable to the Company and the Purchaser, the expense of which is to be shared as to 50% by each of the Company and the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, provided that the Company shall not be required to continue to solicit proxies from the Shareholders in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.3(3), if a Change in Recommendation has been made in accordance with this Agreement;

(4)	provide the Purchaser with copies of, or access to, all material information regarding the Meeting generated by the Company's transfer agent or any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(5)	give notice to the Purchaser of the Meeting and allow the Purchaser's Representatives and outside legal counsel to attend the Meeting;

(6)	advise the Purchaser, at such times as the Purchaser may reasonably request and, if requested by the Purchaser, on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(7)	promptly (and in any event within 48 hours of receipt) advise the Purchaser of any communication (written or oral) received from, or claims brought by, any Person in opposition to the Arrangement or the transactions contemplated by this Agreement or any purported exercise or withdrawal of Dissent Rights by any Person (other than non-substantive communications) and written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights, and shall cooperate and consult with the Purchaser in advance in connection with any discussions or communications with any Person in opposition to the Arrangement;

(8)	not make any payment or settlement offer, or agree to any payment or settlement, prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(9)	not change the record date for Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Interim Order, or the Purchaser's written consent is provided; and

(10)	at the request of the Purchaser from time to time, acting reasonably, provide the Purchaser with a list (in electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Shares, all as shown on the records of the Company, as of a date that is not more than five (5) Business Days prior to the date of delivery of such list, (ii) the names and holdings of all holders of Incentive Securities, and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Company using the procedure set forth under Securities Laws. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders entitled to vote on the Arrangement Resolution.

Section 2.4 Circular and Schedule 13E-3.

(1)	Subject to the Purchaser's compliance with Section 2.4(4), the Company shall, (i) as promptly as reasonably practicable after the date of this Agreement, prepare and complete the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, including obtaining the Fairness Opinions and the Formal Valuation for inclusion in the Circular, and (ii), as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Shareholder and other Persons as required by the Interim Order and Law. To the extent applicable, the Company and the Purchaser shall cooperate to: (i) jointly prepare and file with the SEC the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relating to the transactions contemplated hereby and furnish to each other all information concerning such Party as may be required or reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and shall consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC or other comments or as required by Law; (iv) have the SEC confirm that it has no further comments on the Schedule 13E-3; and (v) as promptly as reasonably practicable prepare, file and distribute to the Shareholders any supplement or amendment to the Schedule 13E-3, if and to the extent required by applicable Law and if any event shall occur which requires such action at any time prior to the Meeting. Notwithstanding anything to the contrary stated above, prior to filing the Schedule 13E-3 or the other filings referred to above (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Party responsible for filing such document shall provide the other Party and its counsel with any comments (including a summary of any substantive oral comments) that such first Party or their counsel may receive from the SEC with respect thereto and consult with the other Party and provide the other Party an opportunity to review and comment on such document or response, and shall give reasonable consideration to any comments made by such other Party.

(2)	On the date of mailing thereof, the Company shall ensure that the Circular and the Schedule 13E-3 complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than in respect to any information with respect to the Purchaser and the Financing Sources or their respective affiliates that is furnished by or on behalf of the Purchaser or its affiliates for inclusion in the Circular or the Schedule 13E-3, for which the Company shall not be responsible) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (a) a summary and a copy of the Fairness Opinions and of the Formal Valuation, (b) unless a Change in Recommendation has been made in accordance with this Agreement prior to the date of the Circular and the Schedule 13E-3, a statement that the Special Committee has received the Fairness Opinion from TD Securities Inc. and the Formal Valuation and has, after receiving advice from its financial adviser and outside legal counsel, unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution, (c) unless a Change in Recommendation (for this purpose, ignoring clause (B) in the definition of "Change in Recommendation") has been made in accordance with this Agreement prior to the date of the Circular and the Schedule 13E-3, a statement that the Board has received the Fairness Opinions and the Formal Valuation and has, after receiving advice from its financial adviser and outside legal counsel and the unanimous recommendation of the Special Committee (the "Special Committee Recommendation"), unanimously (with interested directors abstaining from voting) determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders (other than the Rollover Shareholders) and that the Board unanimously recommends (with interested directors abstaining from voting) that the Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation"), (d) a copy of the Interim Order, (e) a statement that each of the Locked-Up Shareholders has entered into a Support and Voting Agreement pursuant to which such Locked-Up Shareholder has agreed to vote all of his, her or its Shares in favour of the Arrangement Resolution, and (f) the text of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel, and agrees that all information relating to the Purchaser or the Financing Sources that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular, the Schedule 13E-3 or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Circular and the Schedule 13E-3 prior to its mailing to the Shareholders.

(4)	The Purchaser shall provide, on a timely basis, in writing to the Company all necessary information concerning the Purchaser and the Financing Sources, as applicable that is required by Law to be included by the Company in the Circular, the Schedule 13E-3 or other related documents to the Company in writing and shall ensure that such information does not contain any Misrepresentation. Notwithstanding the foregoing and for the avoidance of doubt, no covenant is made by the Company with respect to any of the information supplied in writing by the Purchaser or any of its affiliates specifically for inclusion or incorporation by reference in the Circular or the Schedule 13E-3.

(5)	Each Party shall promptly notify the other Parties if it becomes aware that the Circular, the Schedule 13E-3 or any related document contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement, or such other document and any related news release as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if and to the extent required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5 Final Order.

If the Interim Order is obtained and the Arrangement Resolution is approved at the Meeting in accordance with the terms of the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable and in any event no later than five (5) Business Days after the Required Shareholder Approval is obtained at the Meeting, or within such other period as the Parties may agree, acting reasonably.

Section 2.6 Court Proceedings.

(1)	The Purchaser shall cooperate with and assist the Company in, and consent to the Company, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser or the Financing Sources as reasonably requested by the Company or as required by Law to be supplied by the Purchaser in connection therewith.

(2)	In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, in each case subject to applicable Law, the Company shall:

(a)	diligently pursue, and the Parties shall cooperate with each other in diligently pursuing, the Interim Order and the Final Order;

(b)	provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court or the Director in connection with the Arrangement, including drafts of the applications for the Interim Order and the Final Order, affidavits, Interim Order and Final Order, and give reasonable consideration to all such comments of the Purchaser and its outside legal counsel, provided that all information relating to the Purchaser, its affiliates and any Financing Sources, as applicable, included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(c)	provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)	not, unless required to do so under Law (in which case a copy will be provided to the Purchaser) file any materials with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, or modify or amend, or agree to modify or amend, any materials so filed or served, except as contemplated by this Agreement or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement, the Arrangement, the D&O Support and Voting Agreements or the Rollover Shareholder Support and Voting Agreements;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(g)	if the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, only do so after notice to, and in consultation and cooperation with, the Purchaser; and

(h)	not object to the outside legal counsel to the Purchaser making such submissions on the hearing of the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser provides copies to the Company of any notice of appearance, applications or other documents supporting such submissions with sufficient time prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

Section 2.7 Treatment of Incentive Securities.

(1)	The Parties acknowledge that the Incentive Securities shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)	Promptly after the Effective Time (but in any event, no later than the first regularly scheduled payroll date that is at least three (3) Business Days following the Closing), the Purchaser shall cause the Company to pay to the holders of Incentive Securities, through the payroll systems of the Company with respect to any holders who are Employees or former employees, all amounts required to be paid to the holders of Incentive Securities in accordance with the Plan of Arrangement (the "Incentive Securities Consideration"), less any Tax withholding required under applicable Law or in accordance with Section 2.10, in respect of such Incentive Securities. The Purchaser shall also cause the Company to remit any Taxes withheld under applicable Law or in accordance with Section 2.10 and any other payroll Taxes payable, in each case, in respect of such Incentive Securities, to the appropriate Governmental Entities and within the time limits permitted by applicable Laws.

(3)	The Parties acknowledge that, in respect of any Incentive Securities Consideration paid to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is or was employed in Canada (both within the meaning of the Tax Act): (a) if the deduction under paragraph 110(1)(d) of the Tax Act is otherwise available to the holder of Options, the Company shall (i) make an election pursuant to subsection 110(1.1) of the Tax Act, and (ii) provide evidence in writing of such election to such holders of Options, in the form(s) prescribed in respect of the Tax Act, and (b) no deduction will be claimed in respect of any such payments in respect of which such an election is made in computing the taxable income of the Company or of any Person not dealing at arm's length with the Company under the Tax Act.

Section 2.8 Articles of Arrangement and Effective Time.

(1)	The closing of the Arrangement (the "Closing"), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than three (3) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding Section 6.3(3) and conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties.

(2)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the CBCA. The Closing will take place (i) by remote communication and by the exchange of documents by electronic transmission or (ii) as may otherwise be agreed upon by the Parties.

Section 2.9 Payment of Consideration.

The Purchaser shall, on or prior to the Effective Date and prior to the filing by the Company of the Articles of Arrangement with the Director, (i) deposit with, or cause to be deposited with, the Depositary sufficient funds to satisfy (a) the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than in respect of Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) and (b) the aggregate cash component of the Rollover Consideration (as defined in the Plan of Arrangement) payable to Rollover Shareholders pursuant to the Rollover Agreements and the Plan of Arrangement, in each case into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably), (ii) if requested by the Company at least five (5) Business Days prior to the Effective Date, provide the Company with sufficient funds, in the form of a loan to the Company or as otherwise determined by the Parties (on terms and conditions to be agreed by the Company and the Purchaser, acting reasonably), to allow the Company to satisfy the Incentive Securities Consideration (including any payroll Taxes in respect thereof), and (iii) provide the Company or its Subsidiaries, as applicable and as directed by the Company, with sufficient funds, in the form of a loan to the Company or as otherwise determined by the Parties (on terms and conditions to be agreed by the Company and the Purchaser, acting reasonably), as set forth in the Payout Letter(s) in order to effect the Credit Facility Terminations as of the Effective Time as required by Section 4.9.

Section 2.10 Withholding Rights.

Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, each of the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person that makes a payment hereunder or under the Plan of Arrangement shall be entitled to deduct or withhold from any amount otherwise payable under this Agreement and/or the Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders or holders of Incentive Securities) to any Person, such amounts as the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the Code, or any provision of any Law and shall remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted or withheld and remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such Person, in respect of which such deduction or withholding and remittance was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company.

(1)	Except as set forth in the Company Filings filed at least two (2) Business Days prior to the date hereof (excluding any disclosures in the Company Filings contained under the headings "Risk Factors" or "Forward-Looking Statements" and any other similar disclosures contained in such documents that are predictive, cautionary or forward-looking in nature, in each case other than any description of historical facts or events included therein) (provided that nothing disclosed in any such Company Filings (except where referenced in such representations and warranties, as applicable) will be deemed to modify or qualify the representations and warranties of the Company set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (5)(a)) [No Conflict No Conflict/Non-Contravention (Constating Documents)], (6) [Capitalization], (7) [Shareholders' and Similar Agreements], (8) [Subsidiaries] and (20) [Brokers] of Schedule C), and except as disclosed in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) (i) the representations and warranties of the Company that are contained in the corresponding section of this Agreement and (ii) any other representation or warranty of the Company in this Agreement to which the relevance of such fact or item is reasonably apparent on its face), the Company hereby represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company, and the Purchaser is not relying upon any representations and warranties of the Company other than those expressly described in Section 3.1(1). Without limiting the generality of the foregoing, except for the representations and warranties expressly described in Section 3.1(1), neither the Company nor any of its Subsidiaries nor any other Person has made or makes any representation or warranty to the Purchaser with respect to (a) any financial projection, forecast, guidance, estimate of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective business, assets or operations or (b) any oral or written information furnished or made available to the Purchaser or any of its Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither the Company nor any other Person will have any liability to the Purchaser in respect of such information, including any subsequent use of such information.

(3)	The representations and warranties of the Company contained in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser.

(1)	The Purchaser hereby represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Purchaser pursuant hereto, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser, and the Company is not relying upon any representations and warranties of Purchaser other than those expressly described in Section 3.2(1).

(3)	The representations and warranties of the Purchaser contained in this Agreement and in the instruments, agreements or certificates delivered by the Purchaser pursuant hereto shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company.

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (a) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as required or expressly contemplated by this Agreement or the Plan of Arrangement, (c) as required by any Contract in effect as of the date hereof and provided to Purchaser in the Data Room, by Law or by a Governmental Entity, (d) as expressly contemplated by any Pre-Acquisition Reorganization, or (e) as set out in Section 4.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to (i) conduct business in the Ordinary Course and in accordance with all applicable Laws in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve, in all material respects, its and its Subsidiaries' business organization, operations, Contracts, assets, properties, Authorizations, Intellectual Property, goodwill and relationships with all Employees, suppliers or customers of the Company or any of its Subsidiaries, landlords, creditors, lessors, lessees, and other Persons, in each case with whom the Company or any of its Subsidiaries have material business relations. Notwithstanding the foregoing provisions of this Section 4.1(1), the Company shall not be deemed to have failed to satisfy its obligations under this Section 4.1(1) to the extent such failure resulted from the Company's failure to take any action prohibited by Section 4.1(2) if the Company had requested but not received the prior written consent of the Purchaser to take such action.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with respect to the situations described in Subsections (a) to (e) of Section 4.1(1), the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)	amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of the Company or any of its Subsidiaries;

(b)	adjust, split, combine, reclassify or amend the terms of any securities of the Company or any of its Subsidiaries;

(c)	reduce the stated capital of any securities of the Company or any Subsidiary of the Company or purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any of its securities, except for the acquisition of shares in the capital of any Subsidiary of the Company by the Company or by any wholly-owned Subsidiary of the Company;

(d)	adopt a plan of complete or partial liquidation, arrangement, dissolution, amalgamation, merger, consolidation, restructuring, recapitalization, winding up or other reorganization, liquidation or dissolution of the Company or any of its Subsidiaries, or resolutions providing for the same, or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(e)	issue, grant, deliver, sell, exchange, amend, modify, accelerate, pledge or otherwise encumber (other than by Permitted Liens), or authorize any such action in respect of (i) any securities of the Company or any of its Subsidiaries, (ii) other than as permitted under Section 4.1(2)(s)(iii) below, options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Company or any of its Subsidiaries, or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Company or any of its Subsidiaries, in each case other than (A) the issuance of Subordinate Voting Shares issuable upon the exercise or settlement of the outstanding Incentive Securities or the conversion of Multiple Voting Shares, in each case in accordance with their respective terms and the terms of the applicable Incentive Plan, (B) the issuance of any shares in the capital of any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company, or (C) the crediting of additional share units on Incentive Securities granted under the Incentive Plans, in accordance with their terms and the terms of the applicable Incentive Plan, in each case, as in effect on the date hereof, following the declaration and payment of dividends permitted by subparagraph (f) below;

(f)	make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, any class of securities of the Company or any of its Subsidiaries, except for (i) dividends by any of the Company's direct or indirect Subsidiaries to the Company or any of its other Subsidiaries or (ii) the regular quarterly cash dividends declared and paid on the Shares in amounts no greater than declared by the Company in the fiscal quarter immediately preceding the date of this Agreement, each in a manner consistent with past practice of the Company and with the timing of the declaration, record and payment dates in any given quarter consistent with such timings for the preceding quarter, provided, however, that if a record date or payment date with respect to such a regular quarterly dividend declared prior to the Closing would occur after the Closing, such record date or payment date may be accelerated so that it occurs prior to the Closing;

(g)	reorganize, arrange, amalgamate or merge the Company or any Subsidiary;

(h)	enter into any new line of business (excluding, for greater certainty, the expansion of existing lines of business into new geographic territories or markets other than a Sanctioned Country, which shall not, in and of itself, be deemed to constitute the entering into of a new line of business) or discontinue any existing line of business, or enter into any agreement that would limit or restrict in any material respect the Purchaser or any of its affiliates (including, after the Closing, the Company and its Subsidiaries) from competing or carrying on any business in any manner;

(i)	(A) acquire or sell (by amalgamation, merger, consolidation, exchange, purchase of securities, contributions to capital or purchase, lease or license of assets or otherwise), directly or indirectly, in one transactions or in a series of related transactions, any interest in any Person, assets (including Intellectual Property), properties, securities, interests or businesses having a cost, on a per-transaction basis, in excess of $25,000,000 and subject to a maximum of $75,000,000 for all such transactions, other than any Contract for the sale or procurement of goods or services entered into on arm's length terms with a customer or supplier of the Company or any Subsidiary in the Ordinary Course; or (B) enter into any agreement that has the effect of creating a joint venture, partnership, shareholders' agreement or similar relationship between the Company or any of its Subsidiaries and another Person that would be material to the Company and its Subsidiaries, taken as a whole;

(j)	make any capital expenditures or commitments, other than capital expenditures which, in the aggregate, are not in excess of the greater of (A) $76,000,000 or (B) 6.0% of the Company's revenue as set forth in the consolidated audited financial statements of the Company most recently filed in the Company Filings;

(k)	(i) make any loan or similar advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than the Company and any wholly-owned Subsidiary of the Company, (ii) prepay any long-term Indebtedness (whether on account of borrowed money or otherwise) before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any Indebtedness, other than in connection with (x) Indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to another wholly-owned Subsidiary of the Company, (y) advances or repayments in the Ordinary Course as permitted under the Company's or any Subsidiary's Existing Credit Facilities or (z) the scheduled repayment of the Company's or any Subsidiary's loans outstanding on the date hereof or (iii) create or incur, or permit to be created or incurred, any Lien (other than Permitted Liens) against any asset or property of the Company or any of its Subsidiaries;

(l)	amend or modify in any material respect, or terminate or waive any material right under, any Material Contract except in the Ordinary Course, or enter into any Contract that would be a Material Contract if in effect on the date hereof, except for the entering into of any Contract with suppliers, customers, distributors and agents relating to the supply of goods or the provision of services or the sale of inventory or license of products or services by the Company or any of its Subsidiaries, in each case, in the Ordinary Course;

(m)	enter into any transaction with a "related party" (within the meaning of MI 61-101 or that would be required to be disclosed under Item 404(a) of Regulation S-K under the United States Securities Act of 1933), except for (i) transactions consistent in type and quantum with such transactions as disclosed in Company Filings prior to the date hereof, or (ii) employment arrangements or other terms of engagement, expense reimbursements, expense accounts and advances in the Ordinary Course;

(n)	waive, release, settle, satisfy, pay or compromise any claim, charge or right, litigation, action, arbitration proceeding, audit or investigation relating to the assets or the business of the Company or any of its Subsidiaries (x) with a value in excess of an aggregate monetary amount of $10,000,000 individually or $25,000,000 in the aggregate or (y) involving any non-monetary obligations or equitable relief on, or the admission of wrongdoing by, the Company or its Subsidiaries or, after the Effective Time, the Purchaser or its affiliates;

(o)	other than in the Ordinary Course or as expressly permitted or required by this Agreement or unless at least three (3) Business Days' prior written notice has been provided to the Purchaser, file any application for any Material Authorization or Gaming Authorization or abandon, withdraw, or fail to diligently pursue any application for any required Material Authorization or Gaming Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of any Material Authorization or Gaming Authorization;

(p)	abandon, withdraw, or fail to diligently pursue any application for any Pending Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of any Financial Services License;

(q)	make or amend any material Tax election, settle or compromise any material Tax claim, assessment, reassessment or liability, or change any of its methods of reporting income, deductions or accounting for Tax purposes, amend any Tax Return in any material respect, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax credit or refund, except, in each case, in the Ordinary Course;

(r)	sell, license, transfer, abandon, or otherwise dispose of any material Intellectual Property (other than non-exclusive licenses granted in the Ordinary Course) or disclose the source code of any Company Product to any Person (other than employees or contractors with a need to know such information that are bound by written confidentiality agreements or subject to confidentiality obligations under applicable Law);

(s)	(i) enter into, establish, adopt, amend, terminate or modify any material Employee Plan; (ii) enter into any new Contract or arrangement providing for any change in control, transaction, retention, deferred compensation severance or termination pay, to any current or former Employees or other individual service provider (or any of their beneficiaries), (iii) grant any incentive awards or bonuses to any current or former Employees or other individual service providers of the Company (or any of their beneficiaries) other than any member of Senior Management or an executive officer of the Company with an individual grant value of $125,000 or more and an aggregate grant value of any and all such incentive awards or bonuses of $25,000,000 or more, (iv) increase or decrease the compensation or benefits payable or to be provided, or that could become payable, to any current or former Employees or other individual service provider (or any of their beneficiaries) (other than any such increases or decreases in the Ordinary Course for an Employee who is not a member of Senior Management or an executive officer of the Company), or (v) take any action to accelerate or modify the vesting, funding, or payment of any compensation or benefit payable or to be provided, or to become payable, to any current or former Employees or other individual service provider (or any of their respective beneficiaries), other than as required by and in accordance with the Plan of Arrangement;

(t)	hire or terminate (other than for cause) any employee or individual service provider with annual compensation in excess of $500,000 (other than employees whose compensation is commission based) or take any action that would trigger the notice requirements of the WARN Act;

(u)	make any material change in the Company's methods of accounting, except as required by concurrent changes in IFRS; and

(v)	authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the Company's business and operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2 Covenants of the Company Relating to the Arrangement.

(1)	The Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries subject to the terms and conditions of this Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with (a) obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, and (b) with respect to the Financing, which shall be governed by the provisions of Section 4.7):

(a)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Purchaser's obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in connection with the Arrangement, this Agreement or the other transactions contemplated hereby, in each case, that are required under any Material Contract to which the Company or any of its Subsidiaries is a party or those required to maintain in full force and effect any Material Authorization held by the Company or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that, except to the extent set forth in Article 6, the receipt of any such consents, waivers, permits, exemptions, Orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)	(i) use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby and (ii) shall reasonably consult with the Purchaser and its Representatives regarding the defense, negotiations or settlement of any Proceedings commenced or, to the knowledge of the Company, threatened by any Person against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, and keep the Purchaser reasonably informed as to developments in respect thereof; provided in no event shall the Company or any of its Subsidiaries or Representatives settle or consent to any order in respect of any such Proceeding without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(f)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Purchaser; and

(g)	use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect;

(b)	unless prohibited by Law, any notice or other communication (written or oral) of which the Company has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated thereby or that such Person is terminating or otherwise materially adversely modifying a Material Contract as a result of the Arrangement or this Agreement;

(c)	any material breach, default or termination, or any notice of breach, default, termination (or of any intention to cancel, terminate or otherwise modify in any material respect or not renew its relationship with the Company or any of its Subsidiaries) by any party to any Material Contract, any Material Authorization or Gaming Authorization by which the Company or its Subsidiaries is bound or holds;

(d)	any material notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e)	any Proceedings commenced or, to the knowledge of the Company, threatened by any Person against, relating to or involving or otherwise affecting the Company in connection with this Arrangement, this Agreement or any of the transactions contemplated hereby, and any material developments regarding the foregoing.

Section 4.3 Covenants of the Purchaser Relating to the Arrangement.

(1)	The Purchaser shall perform all obligations required or reasonably desirable to be performed by the Purchaser under this Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with (a) obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, and (b) with respect to the Financing, which shall be governed by the provisions of Section 4.7):

(a)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Company's obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to this Agreement or the Arrangement;

(b)	vote any Shares owned or controlled, directly or indirectly, by the Purchaser in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Shares;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(d)	not, without the prior written consent of the Company (which may be withheld or delayed in the Company's sole and absolute discretion), amend, supplement, alter or otherwise modify the Rollover Agreements, except in a manner that would not reasonably be expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated by this Agreement;

(e)	use commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby; and

(f)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall promptly notify the Company in writing of:

(a)	any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate is or would reasonably be expected to impair, impede or prevent the Purchaser from performing its obligations under this Agreement;

(b)	any notice or other communication (written or oral), of which the Purchaser has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated thereby;

(c)	any material notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(d)	any Proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, in each case to the extent that such Proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

Section 4.4 Regulatory Approvals.

(1)	Each Party hereto shall use its reasonable best efforts to obtain, or cause to be obtained, as promptly as possible, all consents and Authorizations, including the Pending Authorizations and the Regulatory Approvals (including the Key Regulatory Approvals), from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement, unless otherwise agreed in writing by the Parties, acting reasonably. Each Party shall co-operate fully with the other Parties and their affiliates in promptly seeking to obtain all such consents and Authorizations, including Pending Authorizations and Regulatory Approvals, from such Governmental Entities. Without limiting the generality of the foregoing,

(a)	to the extent the submission of information regarding the Purchaser and any of the Purchaser Licensing Affiliates is reasonably necessary or advisable in order to obtain any Authorization or Regulatory Approval in connection with Gaming Authorizations or Financial Services Licenses or to amend or prepare any Pending Authorization in accordance with Section 4.4(1)(g), including in the process of determining the suitability, fitness or qualification of the Purchaser or any of the Purchaser Licensing Affiliates who will be required to be licensed or found suitable by a Regulatory Authority under applicable Gaming Laws or Financial Services Requirements, the Purchaser shall use its reasonable best efforts to obtain and provide (including by causing its applicable Purchaser Licensing Affiliates to obtain and provide), any and all such information as promptly as practicable to the relevant Governmental Entity subject to the terms set forth in Section 4.4(5) below and Section 4.4(1) of the Company Disclosure Letter;

(b)	to the extent the submission of information regarding any Person who is a Representative of the Company (and who is not Purchaser, a Purchaser Licensing Affiliate, a Rollover Shareholder or an Affiliate or Representative of a Rollover Shareholder) is reasonably necessary or advisable in order to obtain any Authorization or Regulatory Approval in connection with Gaming Authorizations or Financial Services Licenses or to amend or prepare any Pending Authorization in accordance with Section 4.4(1)(g), including in the process of determining the suitability, fitness or qualification of any of such Persons who will be required to be found suitable by a Regulatory Authority under applicable Gaming Laws or Financial Services Requirements and as required in order to obtain Key Regulatory Approvals in relation to applicable Antitrust Laws and Foreign Investment Laws, the Company shall use reasonable best efforts to cause such Persons to provide any and all such information as promptly as practicable to the relevant Governmental Entity subject to the terms set forth in Section 4.4(5) below;

(c)	in the case of the Competition Act Approval, as promptly as practicable, and in any event no later than ten (10) Business Days after the date hereof, (i) the Purchaser shall file with the appropriate Governmental Entity a submission in support of a request for an advance ruling certificate or no-action letter under the Competition Act in respect of the transactions contemplated by this Agreement; and (ii) unless the Purchaser and the Company mutually agree otherwise or agree that such filings should be made on a different date, the Purchaser and the Company shall file or cause to be filed notifications pursuant to paragraph 114(1) of the Competition Act;

(d)	in the case of the HSR Act, as promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement, the Purchaser and the Company shall prepare and file their respective notification and report forms pursuant to the HSR Act;

(e)	in the case of the Investment Canada Act Approval, if the Purchaser has determined, acting reasonably and following consultation with the Company and consideration of its views, and advised the Company in writing within fifteen (15) Business Days after the date hereof, or such later date as the Parties may agree, that a review under section 14 of the Investment Canada Act is required, as promptly as practicable, and in any event within ten (10) Business Days after the later of (i) the date of this Agreement and (ii) the date on which the Purchaser has so advised the Company, the Purchaser shall file an application pursuant to section 17 of the Investment Canada Act;

(f)	in the case of any other Regulatory Approvals, including the Key Regulatory Approvals in connection with Gaming Authorizations, Financial Services Licenses and Antitrust Laws and Foreign Investment Laws (including drafts where applicable, and excluding the notification set forth on Section 4.4(1)(f) of the Company Disclosure Letter), the Parties shall make all notifications, applications or filings required by Law as promptly as practicable and in any event within forty-five (45) days after the date of this Agreement, subject to any statutory deadlines for submission of such notifications, applications or filings;

(g)	in the case of (i) any Pending Authorizations outstanding as of the date of this Agreement, as promptly as practicable after the date hereof, or (ii) any Pending Authorizations the Company may make after the date of this Agreement and in accordance with this Agreement, concurrently with the filing of the application therefor, the Company shall notify the relevant Governmental Entity of the Arrangement and shall amend or prepare, and the Purchaser shall cooperate with the Company with any such amendment or preparation, as applicable, any application for such Pending Authorization as is necessary in light of the transactions contemplated by the Arrangement, including in the process of determining the suitability, fitness or qualification of the Purchaser or any Purchaser Licensing Affiliates for a Pending Authorization by a Regulatory Authority;

(h)	in furtherance of the efforts described in this Section 4.4, if a Governmental Entity objects in writing regarding the suitability, fitness or qualification of the Purchaser or any Purchaser Licensing Affiliates, and failure to resolve such objections or concerns would reasonably be expected to cause (A) the denial, refusal or failure to obtain any Key Regulatory Approval in respect of any Gaming Authorizations or Financial Services Licenses, or (B) Closing not to occur prior to the Regulatory Approval Deadline (in either case, a "Triggering Event"), the Purchaser shall use reasonable best efforts to obtain, or cause to be obtained, such consent or Authorization, which efforts shall include using its reasonable best efforts to resolve such Triggering Event in a manner that is satisfactory to the applicable Governmental Entity and otherwise in compliance with Law, and subject to Section 4.4(1) of the Company Disclosure Letter; and

(i)	in furtherance of the efforts described in this Section 4.4, in the event Closing has not occurred prior to the Regulatory Approval Deadline and any Regulatory Approval(s) in connection with Financial Services Licenses or Gaming Authorizations have not been obtained ("Outstanding Approvals"), (A) to the extent permissible by Law and subject in all respects to the Remedy Limitations, the Parties shall use reasonable best efforts to implement Alternative Arrangements, such as payee agent arrangements or other uses of third parties and/or the surrender of one or more Authorizations, to allow the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date) without obtaining such Outstanding Approval(s); and (B) where such Alternative Arrangements cannot be implemented despite such reasonable best efforts in accordance with clause (A) subject in all respects to the Remedy Limitations, the Company shall, in consultation with Purchaser, cease or cause its applicable Subsidiary to cease the conduct of services regulated in such jurisdiction in accordance with the Law of such jurisdiction (including surrendering any applicable Authorization in accordance with such Law); provided that any arrangement contemplated by this Section 4.4(1)(i) is conditioned upon the completion of the Arrangement.

(2)	The Purchaser shall be responsible for and shall pay all filing fees required by applicable Law to be paid to any Governmental Entity in order to obtain all consents and Authorizations, including the Pending Authorizations the Company may make after the date of this Agreement and in accordance with this Agreement and the Regulatory Approvals, that are required as a result of the transactions contemplated hereby.

(3)	Unless required to do so by Law prior to Closing, the Parties shall not submit any filings with any Governmental Entity prior to Closing unless the Purchaser and the Company mutually agree otherwise.

(4)	The Parties shall jointly devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application, undertaking or similar filing. The Parties shall cooperate and coordinate with one another in connection with obtaining the Pending Authorizations and the Regulatory Approvals, including by providing or submitting as promptly as practicable all submissions, documentation and information that are required or advisable in connection with obtaining the Pending Authorizations and the Regulatory Approvals and using their reasonable best efforts to ensure that such submissions, documentation and information do not contain a Misrepresentation.

(5)	The Parties shall cooperate with and keep one another informed as to the status of and the processes and proceedings relating to obtaining the Pending Authorizations and the Regulatory Approvals, and shall (i) promptly notify each other of any material communication from any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, (ii) exchange advance drafts of all material submissions, correspondence (including emails), filings, notifications, presentations, applications, or other material documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, (iii) provide any suggestions and comments promptly on drafts of material submissions, correspondence (including emails), filings, notifications, presentations, applications, or other material documents that are exchanged (and in any event, within reasonable time to allow notifications, applications and filings to be made within the applicable timeframe as outlined in Section 4.4(1) above), (iv) consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and their counsel with final copies of all such material submissions, correspondence (including emails), filings, notifications, presentations, applications, and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, provided in each case, however, that (a) no attorney-client privilege is undermined or otherwise affected as a result of such exchange of information; (b) competitively sensitive information and any sensitive financial or other private information (including sensitive Personal Information, any sensitive financial information in respect of an individual and all material relating to valuation of the Company or other potential acquirers of the Company) may be redacted as appropriate and provided in full only to the external legal counsel and external experts of the other Parties. The Parties will each keep the other Parties and their counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity, and their staff, in respect of the Arrangement, this Agreement or the transactions contemplated hereby, including providing copies of all material written (including email) communications (redacted as appropriate) on a timely basis, and will not participate in such material communications or meetings (including telephone calls) without giving the other Parties and their counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Parties will allow external legal counsel for the other Parties to participate.

(6)	If any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any Proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal test under a Law necessary to obtain the Pending Authorizations or the Regulatory Approvals, the Parties shall use their reasonable best efforts to resolve or avoid such objection or Proceeding so as to allow the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(7)	Solely in respect of Antitrust Laws and Foreign Investment Laws, in furtherance and not in limitation of the covenants of the Parties contained in this Section 4.4, the Purchaser shall take all actions necessary to obtain the Key Regulatory Approvals as soon as reasonably practicable and, in any event, so as to allow Closing to occur no later than the Outside Date, including: (i) proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, hold separate agreement or otherwise (A) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of the Company or its Subsidiaries, (B) the termination of any existing contractual rights, relationships and obligations of the Company or its Subsidiaries, or entry into or amendment of any licensing or contractual arrangements of the Company or its Subsidiaries, (C) the taking of any action that, after consummation of Arrangement and the transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirement on the Company or its Subsidiaries, and (D) any other remedial action whatsoever with respect to the Company or its Subsidiaries that may be necessary in order to obtain the Key Regulatory Approvals prior to the Outside Date ((A) through (D), a "Regulatory Requirement"); and (ii) avoiding, opposing, or seeking to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to delay, stop, or that otherwise adversely affects its ability to consummate the Arrangement and the transactions completed by this Agreement under the Key Regulatory Approvals; provided that any such action is conditioned upon the completion of the Arrangement and would not, individually or in the aggregate with all actions taken under this Section 4.4, reasonably be expected to have a material adverse effect on the Purchaser and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole. Notwithstanding the foregoing, nothing in this Section 4.4(7) or Section 4.4(8) shall require the Purchaser or any affiliate of the Purchaser (including (x) any Sponsors and any investment funds or investment vehicles affiliated with, or managed or advised by, any Sponsor, and (y) any portfolio company (as such term is customarily understood in the private equity industry) or investment of any Sponsor or of any such investment fund or investment vehicle), or any interest therein) other than the Company and its Subsidiaries to take any action constituting a Regulatory Requirement (assuming for this purpose the "Company" were replaced with "the Purchaser or its affiliates" in the definition thereof).

(8)	In respect of Investment Canada Act Approval, in furtherance and not in limitation of the covenants of the Parties contained in this Section 4.4, the Purchaser shall use reasonable best efforts to resolve any objections and avoid or eliminate each and every impediment asserted by the responsible Minister under the Investment Canada Act or his designee, including but not limited to (A) proposing, negotiating, accepting, agreeing to and/or effecting written undertakings in a form and with the content that is customary for transactions of this nature and in similar circumstances and (B) negotiating in good faith revised undertakings, if necessary, that account for the reasonable comments and recommendations of the responsible Minister under the Investment Canada Act or his designee; provided that any such undertakings, terms or conditions are conditioned upon the completion of the Arrangement and would not, individually or in the aggregate with all actions taken under this Section 4.4, reasonably be expected to have a material adverse effect on the Purchaser and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole.

(9)	The Purchaser shall not, and shall cause the Persons listed on Section 4.4(9) of the Company Disclosure Letter not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a controlling portion of the assets of or equity in, or by any other manner), any Person or portion thereof which competes, in any material respect, in the payment processing industry, or otherwise acquire or agree to acquire any assets which compete, in any material respect, in the payment processing industry, in each case, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, including, for the avoidance of doubt, by preventing, materially delaying or otherwise impeding the obtaining of any Key Regulatory Approval.

Section 4.5 Access to Information; Confidentiality.

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, the Company shall, and shall cause its Subsidiaries and shall cause their respective directors, officers and Employees to, and shall direct its independent auditors, financing sources, advisers, consultants and agents to, upon reasonable prior notice during normal business hours: (a) give the Purchaser and its Representatives, consultants and independent contractors reasonable access (during normal business hours) to its and its Subsidiaries' offices, premises, properties, assets, senior personnel, Contracts and books and records (including continuing access to the Data Room) other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, or, subject to the disclosure requirements set forth in Article 5, any Acquisition Proposal, and (b) furnish to the Purchaser and its Representatives, consultants, and independent contractors such financial and operating data and Company Data or other information with respect to the assets or business of the Company or its Subsidiaries as the Purchaser may reasonably request, in the case of each of clauses (a) and (b) to the extent reasonably necessary to consummate the transactions contemplated by this Agreement or for integration planning purposes; provided that any such access shall be conducted at Purchaser's expenses, under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and the Company's compliance with any request under this Section 4.5(1) shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries.

(2)	This Section 4.5 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the good faith judgment of the Company, may reasonably be expected to result in the breach of any Contract, cause any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that the Parties hereto shall cooperate to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company, after consultation with outside legal counsel) be managed through the use of customary "clean-room" or other arrangements reasonably acceptable, and not unduly burdensome, to the Company.

(3)	Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, the Purchaser and the Financing Sources shall be permitted to disclose confidential information that is subject to the Confidentiality Agreement in connection with the arrangement of any Financing, including to ratings agencies and prospective lenders and investors; provided that (a) such disclosure occurs in accordance with customary market practice for the dissemination of such information to such recipients (which may include customary "click through" confidentiality undertakings by prospective lenders and investors), (b) the Company (i) has been afforded a reasonable opportunity to review any such information prior to its dissemination and (ii) to the extent the Company reasonably determines that certain information is competitively sensitive, such information is redacted or excluded in a manner reasonably acceptable to the Company, and (c) the recipient is subject to customary confidentiality obligations with respect to such information.

(4)	Each Party acknowledges that the Confidentiality Agreement continue to apply and, in the case of the Company, that any information provided under Section 4.5(1) above that is non-public in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail.

Section 4.6 Pre-Acquisition Reorganization.

(1)	Subject to Section 4.6(2), the Company agrees that, upon reasonable request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a "Pre-Acquisition Reorganization"), (b) cooperate with the Purchaser and its advisers to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (c) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar Authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the Material Contract or Material Authorization) in connection with the Pre-Acquisition Reorganizations, if any.

(2)	The Company will not be obligated to participate in all or any portion of any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	is effected as close as reasonably practicable prior to or contemporaneously with the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company, any of its Subsidiaries or the Securityholders in any material manner;

(b)	does not require the approval of the Shareholders;

(c)	does not cause any Shareholders to recognize any income or gain for Tax purposes prior to the completion of the Arrangement;

(d)	does not require the Company or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to the Company, its Subsidiaries, or any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6;

(e)	does not result in any breach by the Company or any of its Subsidiaries of any Material Contract or Material Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents or applicable Law;

(f)	does not require any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any of its Subsidiaries to take any action that would be reasonably be expected to result in such Person incurring personal liability;

(g)	is not prejudicial to the Company or the Securityholders in any material respect;

(h)	does not reduce, or impact the form of, the Consideration to be received by Shareholders or the Incentive Securities Consideration to be received by the holders of Incentive Securities under the Plan of Arrangement;

(i)	does not result in any change of control, default, or acceleration of any of the Company's existing credit facilities or outstanding indebtedness;

(j)	does not unreasonably interfere in the operations of the Company or any of its Subsidiaries or burden the business responsibilities and duties of any Employees prior to the Effective Time;

(k)	does not impair the ability of the Company or the Purchaser to consummate, or the ability of the Purchaser to obtain, any financing required by the Purchaser in connection with the transactions contemplated by this Agreement, and will not (and would not reasonably be expected to) delay the consummation of, the Arrangement; and

(l)	is not required to be completed unless and until (i) the Purchaser has irrevocably confirmed in writing that all of the conditions in favour of the Purchaser in Article 6 (excluding such conditions that, by their terms, cannot be satisfied until the Effective Time) have been either satisfied or waived and that the Purchaser is prepared to promptly and without condition proceed with the completion of the Arrangement, and (ii) the Company, acting reasonably, is satisfied that all of the conditions in favour of the Company in Article 6 have been satisfied or waived (excluding such conditions that, by their terms, cannot be satisfied until the Effective Time).

(3)	The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least twenty (20) days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization be effective as close as reasonably practicable prior to or contemporaneously with the Effective Time (but after the conditions in Section 4.6(2)(l) have been satisfied).

(4)	If this Agreement is terminated, the Purchaser (a) shall forthwith reimburse the Company for all documented out-of-pocket costs, fees and expenses and Taxes incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any unwinding thereof), and (b) shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any unwinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization.

(5)	The Purchaser hereby waives any breach of a representation, warranty or covenant by the Company to the extent such breach is a result of an action taken (or omitted to be taken) by the Company or a Subsidiary pursuant to a request by the Purchaser pursuant to this Section 4.6.

Section 4.7 Financing Arrangements

(1)	The Purchaser shall use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing at the Closing on the terms and conditions in all material respects described in the Financing Commitments, or on such other terms and conditions that are acceptable to the Purchaser (provided that such other terms and conditions would not reasonably be expected to (x) reduce the aggregate principal amount of the Financing below the Required Amount, (y) impose any new or additional conditions precedent to the availability of the Financing, or otherwise expand, amend or modify any of the conditions precedent to the availability of the Financing, or (z) impair, prevent or materially delay the consummation of the

Financing or the consummation of the transactions contemplated by this Agreement or otherwise adversely affect the ability of the Purchaser to enforce its rights against any of the other parties to the Financing Commitments (and any definitive documentation related thereto)) (clauses (x) through (z), collectively, the "Prohibited Modifications") and shall not permit, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Financing Commitments or any definitive agreement or documentation in connection therewith (including the Fee Letter) if such amendment, modification, waiver or release would constitute or effect a Prohibited Modification. For the avoidance of doubt, the Purchaser may amend the Debt Commitment Letter to implement any market flex provisions of the Fee Letter or to add lenders, agents, lead arrangers, commitment parties, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, to amend the economics (including pricing) and/or to increase the aggregate amount of the Debt Financing, in each case if such amendment does not violate the preceding sentence. The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms thereof that does not constitute or effect a Prohibited Modification. For purposes of this Agreement, references to "Debt Financing" and "Financing" shall include the financing contemplated by the Financing Commitments as permitted to be amended or modified by this Section 4.7 (including any alternative financing obtained in accordance with this Section 4.7) and references to "Financing Commitments" or "Debt Commitment Letter" shall include such documents as permitted to be amended or modified by this Section 4.7 (including any alternative financing obtained in accordance with this Section 4.7).

(2)	Without limiting the generality of Section 4.7(1), the Purchaser shall use its reasonable best efforts to (a) maintain in effect the Financing Commitments until the transactions contemplated by this Agreement are consummated, (b) satisfy, on a timely basis, all conditions, covenants, terms, representations and warranties in the Financing Commitments (and any definitive documentation related thereto) that are applicable to Purchaser and under Purchaser's control and required to be satisfied at or prior to the Closing in order for Purchaser to obtain the Financing set forth in the Financing Commitments and otherwise comply with its obligations thereunder in a timely and diligent manner, (c) enter into definitive agreements and documentation with respect to the Financing as soon as reasonably practicable but in any event at or prior to the Closing, on the terms and conditions (including the flex provisions contained in the Fee Letter) contemplated by the Financing Commitments, or on such other terms and conditions that are acceptable to the Purchaser (provided that such other terms and conditions would not constitute or effect a Prohibited Modification), (d) upon satisfaction or waiver of all conditions in the Financing Commitments (and the definitive documentation relating thereto) required to be satisfied on or prior to the Closing, and satisfaction of the conditions set forth in Section 6.1 and Section 6.2 to the obligations of Purchaser (other than, in each case, those conditions that by their nature are to be satisfied or waived at Closing), consummate the Financing on the Closing, and (e) enforce their rights under the Financing Commitments and, upon satisfaction or waiver of all conditions precedent to the initial funding in the Financing Commitments (and the definitive documentation relating thereto) required to be satisfied on or prior to the Closing (other than, in each case, those conditions that by their nature are to be satisfied or waived at Closing), cause the Financing Sources or investors, as the case may be, under the Financing Commitments to fund the applicable portion of the Financing on the Closing. Upon the reasonable request of the Company, the Purchaser will deliver to the Company true, correct and complete copies of any executed definitive agreements (and drafts thereof) and documentation entered into in connection with the Financing (provided, that the Purchaser may redact from the Fee Letter fee amounts, market flex provisions, pricing terms, pricing caps and certain other economic or commercially sensitive terms, none of which would reduce the aggregate amount below the amount necessary to fund the Required Amount or affect the conditionality of the availability of the Financing).

(3)	The Purchaser shall keep the Company informed with respect to all material developments relating to the Financing and shall give the Company prompt notice of any material change in, or with respect to, the Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company prompt written notice (a) of any actual breach, threatened breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which the Purchaser becomes aware, (b) of the receipt of any written notice or other communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or a request for amendments or waivers thereto that are or would be reasonably expected to be adverse to, impair, prevent or materially delay the consummation of the Financing or the transactions contemplated by this Agreement, (c) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms or in the manner contemplated by any Financing Commitment or the definitive documents related to the Financing including if the Purchaser has any reason to believe that it will be unable to satisfy (or obtain a waiver of), on a timely basis, any term or condition within the Purchaser's control of any Financing Commitment or any definitive document related to the Financing, and (d) if any Financing Commitment or the definitive documents related to the Financing will expire or be terminated for any reason. As soon as reasonably practicable, and in any event within three (3) Business Days after the date the Company delivers to the Purchaser a written request to such effect, the Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (a), (b), (c) or (d) of the immediately preceding sentence.

(4)	From and after the date of this Agreement, if any portion of the Financing becomes unavailable or would reasonably be expected to become unavailable on the terms and conditions described in the Financing Commitments (including the flex provisions contained in the Fee Letter) such that the aggregate amount of the Financing would be less than the Required Amount, the Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount, together with the amount of Financing remaining available, sufficient to pay the Required Amount in order to consummate the transactions contemplated by this Agreement and the Plan of Arrangement on a basis that is not subject to any new or additional conditions precedent not contained in the Financing Commitments and otherwise on terms and conditions (including flex provisions contained in the Fee Letter) as are reasonably acceptable to the Purchaser (provided that such other terms and conditions do not constitute or effect a Prohibited Modification), provided, that such reasonable best efforts shall not require the Purchaser to pay more fees (including original issue discount) or agree to pricing or other economic terms or a financial covenant that, when taken as a whole, are materially less favourable to the Purchaser than the corresponding terms applicable to the applicable portion of the Financing as in effect on the date hereof) and deliver to the Company true, correct and complete copies of such alternative commitments when available. For the avoidance of doubt, the Purchaser arranging and obtaining, in replacement of the Financing, new or alternative financing in accordance with this Section 4.7(4) shall not modify or affect in any way the Company's rights pursuant to this Agreement or the Purchaser's obligations pursuant to this Agreement.

(5)	The Purchaser agrees that, other than in connection with and as contemplated in this Agreement, neither the Purchaser nor any of its affiliates will, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, Contract or debt or equity financing, that would reasonably be expected to prevent or impair or materially delay the Purchaser obtaining any portion of the Financing that would result in the Financing being less than the Required Amount.

(6)	The Purchaser acknowledges and agrees that the Purchaser obtaining the Financing is not a condition to any of its obligations hereunder. For the avoidance of doubt, if the Financing is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

Section 4.8 Financing Assistance.

(1)	The Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to provide such customary cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the funding of the Debt Financing as contemplated in the Debt Commitment Letter (provided that such request is made on reasonable notice and reasonably in advance of the Closing and provided such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (and subject to the foregoing), as so requested: (i) participating in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions and meetings with prospective lenders and other Financing Sources (including customary one-on-one meetings), investors and ratings agencies; (ii) subject to Laws and any Contract and the obtaining of any necessary consents in connection therewith, executing and delivering any pledge and security documents or other definitive financing documents as may be reasonably requested by the Purchaser; (iii) subject to Section 4.5 and Section 4.7, furnishing the Purchaser, as soon as reasonably practicable, with all Financing Information; provided that in no event shall the Financing Information be deemed to include or shall the Company otherwise be required to provide: (1) any information customarily provided by a lead arranger in a customary information memorandum for a secured bank financing, including sections customarily drafted by a lead arranger, such as those regarding confidentiality, timelines, syndication process and limitations of liability, (2) any segment reporting financial information, (3) any pro forma, projected or forward-looking information, (4) any information relating to transactions anticipated to occur after the Effective Date, (5) any other information of the type that is not customarily included in a "public side" information memorandum for a secured bank financing and (6) any information with respect to any Person other than the Company and the Subsidiaries (the foregoing clauses (1) through (6) is referred to herein as "Excluded Information"), (iv) furnishing the Purchaser and the Financing Sources with information regarding the Company and its Subsidiaries reasonably requested by the Financing Sources and reasonably available to the Company (and updates thereto as reasonably requested by such Persons), including information in response to due diligence requests of, and otherwise cooperate with the due diligence efforts of, the Financing Sources, and execute customary authorization and management representation letters (provided that the Company (i) shall only be obligated to deliver such information to the extent such information is readily available to the Company and (ii) may redact or exclude in a manner acceptable to it, any information that the Company determines, in its sole discretion, is competitively sensitive), (v) assisting in the preparation by the Purchaser of customary bank books, confidential information memoranda, lender and investor presentations, rating agency presentations and similar documents required by the Financing Sources in connection with the Financing, including in the preparation of "public side" versions thereof, (vi) assisting with the preparation of, and obtain, execute and deliver customary evidence of authority, customary officer's certificates, customary solvency certificates (including the solvency certificate attached as Annex I to Exhibit C to the Debt Commitment Letter and customary perfection certificates), customary insurance certificates, in each case, as reasonably requested by the Purchaser and the Financing Sources (provided, however, that no officer of the Company or any of its Subsidiaries who is not remaining in such position following the Closing shall be obligated to execute any certificate or other document contemplated by this Section 4.8(1) in connection with the Financing) and (vii) providing reasonable assistance in the preparation and execution of the definitive documentation relating to the Debt Financing, including (A) the execution and delivery by the Company and its Subsidiaries, effective only upon the Closing, of any credit agreements, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents contemplated by the Debt Financing and otherwise facilitating the creation and perfection of the security interests in the collateral contemplated by the Debt Financing; and (B) reasonably cooperating with the Purchaser in obtaining such consents, acknowledgements, authorizations, approvals and instruments reasonably requested by the Purchaser that are required to consummate the Debt Financing. Notwithstanding the foregoing, none of the Company nor any Subsidiary of the Company will be required to: (a) pay or agree to pay any commitment, consent or other fee or incur any other cost, expense or liability or provide or agree to provide any indemnity, in each case in connection with any such financing prior to the Effective Time; (b) take any action or do anything that would contravene any Law, contravene any Contract or be capable of impairing, preventing or delaying the satisfaction of any condition set forth in Article 6 hereof; (c) commit to take any action that is not contingent on the consummation of the Arrangement or that would be effective prior to the Effective Time;

(d) provide co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement (other than customary authorization letters); or (e) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other Person with respect to confidentiality or which would be reasonably likely to constitute a waiver of solicitor-client privilege. For greater certainty, all non-public or otherwise confidential information regarding the Company obtained by the Purchaser or its Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement. The Company consents, on behalf of itself and each of its Subsidiaries, to the reasonable use of the logos of the Company and its Subsidiaries in marketing materials for the Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of the Subsidiaries of the Company or the reputation or goodwill thereof or otherwise adversely affect the Company or any of the Subsidiaries of the Company.

(2)	The Company shall, and shall cause each of its Subsidiaries to, furnish to the Purchaser and the Financing Sources, upon request, acting reasonably, (i) promptly, and in any event at least three Business Days prior to the Closing (to the extent requested at least 10 Business Days prior to the Effective Date), all customary documentation and other customary information required under the Debt Commitment Letter in connection with applicable "know your customer" and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), but in each case, solely as relating to the Company and its Subsidiaries and (ii) as promptly as reasonably practicable, the Required Information.

(3)	The Purchaser hereby indemnifies and holds harmless the Company, its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Financing or any potential financing by the Purchaser or any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser except to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties arise out of or result from (x) gross negligence, fraud or willful misconduct by any of the Company, its Subsidiaries or their respective Representatives, as determined by a final, non-appealable Order of a court of competent jurisdiction, or (y) a Willful Breach of this Agreement by the Company or any of its Subsidiaries or any of their respective Representatives. The Purchaser will promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees) incurred by the Company and its Subsidiaries and their respective agents and

Representatives in connection with any of the foregoing and in connection with any assistance provided pursuant this Section 4.8; provided that such reimbursement shall not include costs and expenses incurred in connection with the preparation of any financial statements or data that would be prepared by the Company and its Subsidiaries notwithstanding the provisions of this Section 4.8.

Section 4.9 Treatment of Company Indebtedness.

The Company shall, and shall cause each of its Subsidiaries to, deliver all notices and take all other actions reasonably requested by the Purchaser that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under the Existing BMO Credit Facility, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of guarantees in connection therewith on the Effective Date as of the Effective Time (such termination, repayment and releases, the "Credit Facility Terminations"). In furtherance, the Company shall, and shall cause each of its Subsidiaries to, deliver to the Purchaser at least three (3) Business Days prior to the Closing (with drafts being delivered in advance as reasonably requested by the Purchaser), an executed payoff letter (and similar instruments) with respect to the Existing BMO Credit Facility (the "Payoff Letter") and all related release and termination documentation, in each case, in form and substance customary for transactions of this type and reasonably acceptable to the Purchaser, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed (or, if there is no such agent, from the Persons to whom such Indebtedness is owed), which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter on the Effective Date, be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 4.9 require the Company or any of its Subsidiaries to cause the Credit Facility Terminations to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided to the Company or its Subsidiaries funds (or the Purchaser and the Company have agreed that the Company or any of the Company's Subsidiaries shall use funds on their balance sheet at Closing for such purpose; provided that the Company shall not unreasonably withhold, condition or delay any such agreement) to pay in full the outstanding amounts required pursuant to the terms of the Payoff Letter in accordance with the obligations of the Purchaser under Section 2.9.

Section 4.10 Public Communications.

(1)	The Parties shall agree on the text of any press releases to be issued to announce (a) the execution of this Agreement, and (b) on the Effective Date, the completion of the Arrangement.

(2)	Except as required by applicable Law, neither Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, subject to Article 5, any Party that, upon the advice of outside legal counsel, is required to make disclosure by applicable Law (other than disclosures to Governmental Entities in connection with the Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable Law shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel. For the avoidance of doubt, none of the foregoing shall prevent (a) the Company from making internal announcements to Employees and having discussions with shareholders, financial analysts and other stakeholders who legitimately need to know such information in connection with matters arising under or in connection with this

Agreement or the transactions contemplated hereby or public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company,

(b) the Purchaser or its affiliates from reporting on or disclosing the status and terms (including price terms) of this Agreement and the transactions contemplated hereby on a confidential basis to any of their current and prospective direct or indirect limited partners or from otherwise providing general information about the subject matter of this Agreement in connection with fundraising, marketing, informational or reporting activities, (c) the Purchaser or its affiliates from making any press release or other public statement or any other disclosures relating to any Acquisition Proposal, or (d) solely after the Board has made a Change in Recommendation or determined that an Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal in compliance with the terms of this Agreement, the Company from making any press release or other public statement or any other disclosures in connection with such Acquisition Proposal or a Change in Recommendation. The Parties acknowledge that the Company will file this Agreement (with such redactions as may be mutually agreed upon between the Company and the Purchaser, acting reasonably), and a material change report relating thereto on SEDAR+ and furnish this Agreement with the SEC under cover of Form 6-K.

Section 4.11 Notice and Cure Provisions.

(1)	During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts of which it has knowledge which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(1) [Representations and Warranties of the Company], and Section 6.3(1) [Representations and Warranties of the Purchaser] not to be satisfied; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(2) [Performance of Covenants by the Company], Section 6.3(2) [Performance of Covenants by the Purchaser] and Section 6.3(3) [Deposit of Consideration] not to be satisfied.

(2)	Notification provided under this Section 4.11 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is twenty (20) Business Days following receipt of such Termination

Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date the Terminating Party may immediately exercise the applicable termination right in accordance with the terms of Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser] or Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], as applicable, without first providing a Termination Notice.

Section 4.12 Insurance and Indemnification.

(1)	Prior to the Effective Time, the Company shall and, if the Company is unable after using commercially reasonable efforts, the Purchaser shall cause the Company to, purchase customary fully pre-paid and non-cancelable "tail" policies of directors' and officers' liability fiduciary liability, and employment practices liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by such policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims and other matters arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Time, and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in full force and effect without any reduction in scope of coverage or limits (other than a reduction of limits due to payments by the insurer(s) under the policies) for six (6) years after the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies shall not exceed 350% of the Company's and its Subsidiaries' current annual aggregate premium for directors' and officers' liability, fiduciary liability, and employment practices liability insurance policies currently maintained by the Company or its Subsidiaries. If the Company for any reason fails, after having used commercially reasonable efforts, to obtain such run off insurance policies as of the Effective Time, the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain in effect for a period of at least six (6) years from and after the Effective Time the directors' and officers' liability insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Company and its Subsidiaries than the coverage provided under the Company's and its Subsidiaries' existing policies as of the date hereof, or the Company shall purchase comparable directors' and officers' liability insurance for such six-(6) year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former directors and officers of the Company and its Subsidiaries as provided in Company's existing policies as of the date hereof; provided, that, the annual premium for such directors' and officers' liability insurance policy may not be in excess of 350% of the Company's and its Subsidiaries' current annual aggregate premium for directors' and officers' liability, fiduciary liability, and employment practices liability insurance policies currently maintained by the Company or its Subsidiaries.

(2)	From and after the Effective Time, the Purchaser shall, to the extent provided for in the Company's Constating Documents on the date hereof, ensure that the Company indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), the then present and former officers, directors and managers of the Company and its Subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Person's service as an officer, director and manager of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. None of the Purchaser, the Company or any of their respective Subsidiaries shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming any such indemnified Person or arising out of or related to any such indemnified Person's service as an officer, director and manager or services performed by such indemnified Person at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such indemnified Person from all liability arising out of such Proceeding.

(3)	From and after the Effective Time, the Purchaser shall honour, and shall cause the Company and its Subsidiaries to honour, and the Company shall honour all rights to indemnification, exculpation and advancement existing as of immediately prior to the Effective Time in favour of the then present and former Employees, officers, directors and managers of the Company and its Subsidiaries to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements disclosed in Section 4.12(4) of the Company Disclosure Letter and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(4)	If the Company or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving company or entity of such consolidation, amalgamation, merger, amalgamation or liquidation, or (b) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.12.

Section 4.13 Exchanges Delisting.

Subject to applicable Law, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Subordinate Voting Shares to be delisted from the Exchanges as of the Effective Date or as promptly as practicable following the Effective Date. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Subordinate Voting Shares from the Exchanges (including, if reasonably requested by the Purchaser, such items as may be necessary to delist the Subordinate Voting Shares as of the Effective Date or as promptly as practicable after the Effective Date), and (ii) the Company ceasing to be a reporting issuer under applicable Canadian Securities Laws.

Section 4.14 Post-Closing Employment Matters.

(1)	The Employees as of immediately prior to the Effective Time are referred to herein as the "Covered Employees". Without limiting any additional rights that any Covered Employee may have under any Employee Plan or under applicable Law, for a period of twelve (12) months following the Effective Time (or, if earlier, until the date of termination of an applicable Covered Employee), the Purchaser will or will cause the Company to provide each Covered Employee with (i) total compensation (excluding retention bonuses, transaction bonuses, termination entitlements and severance) that is substantially comparable in the aggregate to those in effect for such Covered Employee immediately prior to the Effective Time, (ii) notice of termination, pay in lieu of notice and severance benefits to each Covered Employee that are substantially comparable in the aggregate to those that would have been provided to such Covered Employee under the applicable termination and severance benefits plan, programs, policies agreements and arrangements as in effect immediately prior to the Effective Time, and if no such arrangements were then in effect then Covered Employees will be provided with notice or payment in lieu of notice and severance as required by applicable Law, and (iii) employee benefits (excluding equity or equity-based, long-term incentive, retention, transaction, termination, severance, nonqualified deferred compensation, defined benefit pension, or any post-employment or retiree health and welfare benefits or compensation) that are substantially comparable in the aggregate to those that such Covered Employee was entitled to receive immediately prior to the Effective Time under the Employee Plans set forth in Section 3.1(32)(a) of the Company Disclosure Letter; provided that, for greater certainty, neither the Purchaser nor the Company shall have any obligation to offer or grant any equity or equity-based, long- term incentive or any nonqualified deferred compensation to any Covered Employee except where required pursuant to applicable Law.

(2)	Without limiting the generality of Section 4.14(1), from and after the Effective Time, the Purchaser shall honor and perform, or cause the Company to honor and perform, all of the obligations of the Company and any of its Subsidiaries under Employee Plans and other agreements or arrangements with current or former Employees in accordance with their terms as in effect on the date hereof (with such modifications as may be made before the Effective Time as permitted by the terms hereof).

(3)	The Purchaser further agrees that, from and after the Effective Time, the Purchaser will, or will cause the Company to grant all Covered Employees credit for any service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) earned prior to the Effective Time for purposes of the Covered Employee's eligibility, vesting and entitlement to benefits (excluding benefit accrual under any defined benefit pension plan) under any benefit plan that may be established or maintained by the Purchaser, the Company or any of their respective Subsidiaries on or after the Effective Time for the benefit of Covered Employees (the "New Plans") to the same extent and for the same purpose as such service was credited under the analogous Employee Plan in which such Covered Employee participated immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent it results in the duplication of benefits, compensation or coverage for the same period of service nor if such service does not affect the provision of benefits under the applicable New Plan. The Purchaser will, or will cause the Company to, honour all accrued but unused vacation, paid time off, personal and sick days of Covered Employees as of the Effective Time. In addition, the Purchaser will or will cause the Company to use commercially reasonable efforts to (a) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that provide health benefits to the same extent waived or satisfied by a Covered Employee under the analogous Employee Plan that is a group health plan in which such Covered Employee participated immediately prior to the Effective Time, and (b) for the plan year in which the Effective Time occurs, take into account any covered expenses paid on or before the Effective Time by any Covered Employee (or covered dependent thereof) under the analogous Employee Plan that is a group health plan during the plan year in which the Effective Time occurs for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any applicable New Plan.

(4)	Nothing in this Agreement shall (i) create any third party beneficiary rights in any Employee, any beneficiary or dependents thereof, or any collective bargaining Representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Employee, (ii) prohibit or limit the Purchaser, following the Closing, the Company or any of their respective Subsidiaries from amending or terminating any Employee Plan or be construed to establish any benefit or compensation plan, program, policy, agreement or arrangement, or (iii) be construed as a commitment on the part of the Purchaser, following the Closing, the Company or any of their respective Subsidiaries to continue the employment of any Employee following the Closing.

(5)	The Parties acknowledge that any change of control, retention, severance, or payments in lieu of notice that were granted pursuant to an Employee Plan or employment agreement, in each case, as set forth on Section 3.1(30)(b) of the Company Disclosure Letter and are owed and become payable to Employees or the directors of the Company by the Company solely as a result of the completion of the Arrangement shall be paid by the Company to such Employees or directors on the Effective Date prior to or simultaneously with the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.8, unless otherwise specified in the applicable Employee Plan or employment agreement with respect to the timing of payment.

Section 4.15 Tax Matters.

The Company covenants and agrees that until the Effective Time, the Company and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects and (b) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or Proceeding involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and its Subsidiaries on a consolidated basis).

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation.

(1)	From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to (i) communicate with any Person for the purposes of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute a Superior Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal, or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting, will not be considered to be in violation of this Section 5.1(1)(d)), provided that the Special Committee and the Board have rejected such Acquisition Proposal and affirmed the Special Committee Recommendation and the Board Recommendation by press release before the end of such period; or

(e)	enter into or publicly propose to enter into any agreement or understanding, including any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement, with any Person in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3).

(2)	The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that (x) if made after the date of this Agreement would have constituted an Acquisition Proposal; or (y) may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection with such termination shall:

(a)	promptly discontinue access to, and disclosure of, all information regarding the Company and its Subsidiaries in respect of any inquiry, proposal or offer that, if made after the date of this Agreement, would have constituted or would have been reasonably expected to constitute or lead to an Acquisition Proposal, including any data room (whether physical or virtual) and any confidential information, properties, facilities and books and records of the Company or any of its Subsidiaries; and

(b)	promptly (and in any event within three (3) Business Days of the date of this Agreement) request from any such Person (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person other than the Purchaser and its affiliates and their respective Representatives since January 1, 2023 in respect of any inquiry, proposal or offer that, if made after the date of this Agreement, would have constituted or would have been reasonably expected to constitute or lead to an Acquisition Proposal, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Company or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement that is in effect as of the date of this Agreement, including the rights of retention that such Persons may have thereunder).

(3)	The Company represents and warrants that it has not waived, or released any Person from, any standstill or similar agreement, restriction or covenant, in each case with respect to the applicability of standstill provisions, in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party, and the Company covenants and agrees that (a) the Company shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party or may hereafter become a party, and (b) neither the Company nor any of its Subsidiaries will, after the date of this Agreement, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party or may hereafter become a party (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1).

Section 5.2 Notification of Acquisition Proposals.

(1)	If the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with such inquiry, proposal or offer, the Company shall:

(a)	promptly (i) notify the Purchaser, and in any event within twenty-four (24) hours in writing, of such inquiry, proposal or offer, including (A) a description of its material terms and conditions, and (B) the identity of all Persons making such inquiry, proposal or offer and (ii) provide a copy of any written agreement proposed by such Person(s) with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto; and

(b)	(i) keep the Purchaser reasonably informed, on a prompt basis, and in any event within twenty-four (24) hours in writing, of the status and terms of any such inquiry, proposal or offer (including any amendments thereto) and the status of any such discussions or negotiations and (ii) on a prompt basis, and in any event within twenty-four (24) hours, provide the Purchaser with copies of any subsequent drafts of any definitive agreement with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto exchanged by or on behalf of the Company or the Persons making the inquiry, proposal or offer.

Section 5.3 Responding to an Acquisition Proposal.

(1)	Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, including the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Company receives an Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or books and records of the Company or any of its Subsidiaries, if and only if:

(a)	the Board first determines (based upon, amongst other things, the recommendation of the Special Committee) in good faith, after consultation with its financial advisers and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

(c)	such Acquisition Proposal did not result from a breach from Article 5 in any material respect;

(d)	the Company enters into an Acceptable Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or shall contemporaneously be) provided to the Purchaser (by posting such information to the Data Room or otherwise, with prior written notice of such posting provided to the Purchaser); and

(e)	prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding an Acceptable Confidentiality Agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Company promptly provides the Purchaser with a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d).

(2)	If the Company is entitled, pursuant to Section 5.3(1), to engage in or participate in discussions or negotiations with, and otherwise cooperate with or assist, a Person or group of Persons making an Acquisition Proposal, it may (i) so advise any holder of Multiple Voting Shares and (ii) engage in or participate in discussions or negotiations with a holder of Multiple Voting Shares and, no earlier than providing the same written information to the Purchaser, provide written information to the holder of Multiple Voting Shares regarding the terms and conditions of such Acquisition Proposal and any related documents, including proposed shareholder voting and support agreements, financing commitment papers and any rollover, reinvestment or similar agreements, in response to a request for information made by the Rollover Shareholder, in each case in accordance with the Shareholder Support and Voting Agreement executed by such holder of Multiple Voting Shares, for the purpose of determining whether the holder of Multiple Voting Shares, in its capacity as a Shareholder, would be likely to support and vote in favour of such Acquisition Proposal and enter into agreements in respect of the Acquisition Proposal, including, for greater certainty, agreements relating to voting support and rollover or reinvestment of any securities or the proceeds thereof, as applicable, and related governance matters and, if applicable, future employment or other role of the holder of Multiple Voting Shares or its beneficial owners; provided that, for greater certainty, the foregoing shall not in any way restrict the Company, the Board or the Special Committee from engaging or participating in any discussions or negotiations with, or providing any information to, a holder of Multiple Voting Shares or its beneficial owner in their capacity as a director or officer of the Company. The Company may so engage in or participate in discussions or negotiations with, or so provide information to, a holder of Multiple Voting Shares on more than one occasion upon any amendment to any Acquisition Proposal or receipt of another Acquisition Proposal provided that such action is not prohibited by the Shareholder Support and Voting Agreement executed by the respective holder of Multiple Voting Shares in respect of each such amendment or other Acquisition Proposal.

Section 5.4 Right to Match.

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause the Company to, (based upon, amongst other things, the recommendation of the Special Committee), subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar agreement, restriction or covenant, and such Acquisition Proposal did not result from a breach from Article 5 in any material respect;

(b)	the Company has delivered to the Purchaser a written notice of the determination of the Board (based upon, amongst other things, the recommendation of the Special Committee) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize the Company to enter into a definitive agreement with respect to such Superior Proposal, including the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the "Superior Proposal Notice");

(c)	the Company has provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal, together with all related documents, including shareholder voting and support agreements, financing commitment papers and any rollover, reinvestment or similar agreements;

(d)	at least five (5) full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement and related documents for the Superior Proposal;

(e)	during any Matching Period, (i) the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, and (ii) the Company has negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any amendments proposed by the Purchaser to this Agreement and the Arrangement;

(f)	after the Matching Period, the Board has determined in good faith (based upon, amongst other things, the recommendation of the Special Committee), after consultation with outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)); and

(g)	prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board (and Special Committee) shall, in consultation with the outside legal counsel and financial advisers, review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith exclusively with the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and a copy of the proposed definitive agreement for the new Superior Proposal.

(4)	The Board and the Special Committee shall promptly, and in any event within three (3) Business Days from the Purchaser's request to do so, reaffirm (subject to Section 5.1(1)(d)) the Board Recommendation and the Special Committee Recommendation, as applicable, by press release after any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Company shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than ten (10) Business Days prior to the Outside Date.

(6)	Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall prohibit the Company or the Board from (a) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act or similar Laws under other Securities Law, including a "stop, look and listen" communication (or any substantially similar communication) by the Board or the Special Committee, as applicable, to Shareholders pursuant to Rule 14d-9(f) under the Exchange Act; (b) complying with Item 1012(a) of Regulation M-A under the Exchange Act; (c) complying with the Company's disclosure obligations under Securities Law; or (d) making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel and upon the recommendation of the Special Committee, failing to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board's exercise of its fiduciary duties or such action or disclosure is otherwise required by Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required by Law); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 7.2(1)(d)(ii), the Company shall be obligated to pay the Termination Fee as required by Section 8.2(2). The Board may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least three (3) Business Days prior written notice of its intention to make such Change in Recommendation, provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 5.4(1). In addition, nothing contained in this Agreement shall prohibit the Company or the Board from calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law;

Section 5.5 Breach by Subsidiaries and Representatives.

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5, and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Company. Furthermore, the Company shall be responsible for any breach of this Article 5 by its Subsidiaries and its and its Subsidiaries' Representatives.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Required Shareholder Approval. The Required Shareholder Approval has been obtained at the Meeting in accordance with the Interim Order.

(2)	Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Key Regulatory Approvals. Each of the Key Regulatory Approvals shall have been made, given or obtained and each is in force and has not been rescinded or modified; provided that, on or after the Regulatory Approval Deadline, this condition shall be deemed satisfied by the receipt of the Key Regulatory Approvals or any combination of Key Regulatory Approvals and Alternative Arrangements in respect of one or more Financial Services Licenses and Gaming Authorizations so long as: (x) the consummation of the Closing without such Key Regulatory Approvals does not cause the Purchaser or the Company (or any of its Subsidiaries) to be in violation of any Law in any material respect and would not violate any statutory or regulatory requirement to obtain a Regulatory Approval before consummating the Closing, (y) the failure to obtain such Key Regulatory Approvals or the implementation of Alternative Arrangements and/or other steps to enable compliance with Law would not, individually or in the aggregate, reasonably be expected to result in a material breach of a Material Contract of the type described in clause (a) or clause (h) of the definition thereof or Network Rules (clauses (x) and (y), the "Remedy Limitations") and (z) such Financial Services Licenses and Gaming Authorizations collectively do not account for more than 10% of both (A) consolidated revenue of the Company for the twelve-month period ended on the last day of the most recent financial period in respect of which the Company has publicly filed financial statements in the Company Filings and (B) Total Transaction Volume.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties of the Company. (a) (i) The representations and warranties of the Company set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict No Conflict/Non-Contravention (Constating Documents)], (6) [Capitalization] (other than subparagraph (c)),

(8) [Subsidiaries] and (20) [Brokers] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as at the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1)(ii) any materiality, "material" or "Material Adverse Effect" qualification contained in any such representation or warranty) as at the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (b) the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect.

(4)	Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 10% of the issued and outstanding Subordinate Voting Shares.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company.

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties of the Purchaser. (a) (i) The representations and warranties of the Purchaser set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization] and (3) [Execution and Binding Obligation] of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as at the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(1)(a)(ii) any materiality or "material" qualification contained in any such representation or warranty) as at the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement, and (b) the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with all of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability) addressed to the Company and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have complied with its obligations under Section 2.9, and the Depositary shall have confirmed to the Company receipt from or on behalf of the Purchaser of the funds required to pay (a) the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) and (b) the aggregate cash component of the Rollover Consideration (as defined in the Plan of Arrangement) payable to Rollover Shareholders pursuant to the Rollover Agreements and the Plan of Arrangement.

Section 6.4 Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow, without any further act or formality required on the part of any Person, when the Certificate of Arrangement is issued.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term.

This Agreement shall be effective from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

Section 7.2 Termination.

(1)	This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Purchaser if:

(i)	No Required Approval by Shareholders. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order;

(ii)	Illegality. After the date of this Agreement, any Law (including with respect to the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality]: (A) if it has not used its commercially reasonable efforts (or, in respect of the Key Regulatory Approvals, the efforts required from such Party by Section 4.4) to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and (B) if the enactment, making, enforcement or amendment of such Law has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)	Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under Agreement.

(c)	the Company if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.11(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied; or

(ii)	Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board (based upon, amongst other things, the recommendation of the Special Committee) authorizes the Company, in accordance with and subject to the terms and conditions of this Agreement, to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal, provided that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2;

(iii)	Failure of Purchaser to Consummate. (a) The conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Purchaser Conditions] have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred pursuant to Section 2.8 (excluding conditions that, by their nature, are to be satisfied at the Effective Time, including the condition in Section 6.3(3); provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of the notice referenced in clause (b) of this Section 7.2(1)(c)(iii) if the Effective Time were to occur on the date of such notice), (b) the Company has delivered written notice to the Purchaser to the effect that the conditions in Section 6.1 [Mutual Conditions Precedent] and the conditions in favour of the Company in Section 6.3 [Company Conditions] have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time, including the condition in Section 6.3(3); provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of such notice if the Effective Time were to occur on the date of such notice), (c) the Purchaser fails to (A) deposit or cause to be deposited the funds required to be deposited by it in accordance with Section 2.9, or (B) consummate the Closing, in each case, on or before the date that is three (3) Business Days after the delivery of the notice referenced in clause (b) of this Section 7.2(1)(c)(iii), and (d) the Company was, and has irrevocably confirmed to the Purchaser in writing that it is, prepared to consummate the Closing during the three (3) Business Day period referenced in clause (c) of this Section 7.2(1)(c)(iii); or

(d)	the Purchaser if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.11(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied; or

(ii)	Change in Recommendation. Prior to the obtaining of the Required Shareholder Approval, (A) the Board (or the Special Committee) fails to unanimously (subject to recusals, as applicable) recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation or Special Committee Recommendation, as applicable, (B) the Company fails to include the Board Recommendation or the Special Committee Recommendation, as applicable, in the Company Circular or the Schedule 13E-3, (C) the Board (or the Special Committee) accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (D) the Board (or the Special Committee) fails to publicly recommend or reaffirm by press release the Board Recommendation or Special Committee Recommendation, as applicable, within five (5) Business Days after having been requested in writing by the Purchaser to do so, acting reasonably (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting) or (E) the Board (or the Special Committee) accepts, approves, endorses, recommends or authorizes the Company or any of its Subsidiaries to enter into, or publicly proposes to accept, approve, endorse, authorize or recommend the Company or any of its Subsidiaries to enter into any agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal (any action set forth in Clause (A), (B), (C), (D) or (E), a "Change in Recommendation"); provided that a "stop, look and listen" communication (or any substantially similar communication) by the Board or the Special Committee to the Shareholders pursuant to Rule 14d-9(f) under the Exchange Act will not constitute a Change in Recommendation or (F) prior to obtaining the Required Shareholder Approval, the Company breaches Article 5 in any material respect.

(2)	Subject to Section 4.11(3), the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, Representative or consultant of such Party) to any other Party to this Agreement, except that: (a) in the event of any termination under Section 7.1 (i) as a result of the occurrence of the Effective Time, (A) Section 2.10 shall survive and (B) Section 4.12 shall survive as described therein following such termination, and (b) in the event of any termination under Section 7.2, this Section 7.3, Section 2.10, Section 4.5(4), Section 4.6(4), Section 4.8(3), Section 8.2 through to and including Section 8.15 and Section 8.18 and the Confidentiality Agreement shall survive in accordance with their terms, and provided that, subject to Section 8.3(2) and Section 8.3(3), no Party shall be relieved of any liability for fraud or any Willful Breach by it of this Agreement. For greater certainty, nothing herein shall impact any survival or termination of the Limited Guarantees.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments.

(1)	This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

(2)	Notwithstanding the foregoing, this Section 8.1(2), Section 8.3(3), Section 8.8(3), Section 8.13 and Section 8.18 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.18) may not be modified, waived or terminated in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.2 Termination Fees.

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 8.2(3). For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(2)	For the purposes of this Agreement, "Termination Fee" means $150,000,000 and "Termination Fee Event" means the termination of this Agreement:

(a)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation]; or

(c)	(A) by either the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders], provided that the failure to obtain the approval of the Shareholders has not been primarily caused by, and is not a result of, a breach by Purchaser of any of its representations or warranties or the failure of Purchaser to perform any of its covenants or agreements under this Agreement; or (B) by the Purchaser pursuant to Section 7.2(1)(d)(i) [Company Breach], if, in either of the cases set forth in clause (A) or (B) of this paragraph:

(i)	prior to such termination, a bona fide Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates); and

(ii)	within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company enters into a written agreement (other than an Acceptable Confidentiality Agreement), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated.

For purposes of this Section 8.2(2)(c), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "40% or more".

(3)	The Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs:

(a)	due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)	due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation], the Termination Fee shall be paid within five (5) Business Days following such Termination Fee Event; or

(c)	in the circumstances set out in Section 8.2(2)(c) [Acquisition Proposal Tail], the Termination Fee shall be paid prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

(4)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Company the Reverse Termination Fee in accordance with Section 8.2(6). For greater certainty, in no event shall the Purchaser be obligated to pay the Reverse Termination Fee on more than one occasion.

(5)	For the purposes of this Agreement, "Reverse Termination Fee" means $250,000,000, and "Reverse Termination Fee Event" means the termination of this Agreement:

(a)	by the Company, (i) pursuant to Section 7.2(1)(c)(iii) [Failure of Purchaser to Consummate] or (ii) pursuant to Section 7.2(1)(c)(i) [Purchaser Breach]; or

(b)	by the Purchaser, pursuant to Section 7.2(1)(b)(iii) [Outside Date], if at the time of termination the Company could have terminated this Agreement (i) pursuant to

Section 7.2(1)(c)(iii) [Failure of Purchaser to Consummate] or (ii) pursuant to Section 7.2(1)(c)(i) [Purchaser Breach].

(6)	The Reverse Termination Fee shall be paid by the Purchaser to the Company, by wire transfer of immediately available funds to an account designated by the Company, within two (2) Business Days following the applicable Reverse Termination Fee Event.

Section 8.3 Acknowledgement

(1)	Each Party acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties, and for greater certainty are not and are not intended to be an inducement, refund, reimbursement or assistance to either Party for entering into this Agreement. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive, including under article 1623 of the Civil Code of Québec. In addition, if the Company fails to pay in a timely manner the Termination Fee in accordance with the express terms of this Agreement, or if the Purchaser fails to pay in a timely manner the Reverse Termination Fee in accordance with the express terms of this Agreement, then the applicable Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the Termination Fee or the Reverse Termination Fee, as applicable, including in connection with any related Proceedings commenced (any such amounts, "Enforcement Costs") provided, however, that in no event shall the Purchaser be liable to the Company for any Enforcement Costs incurred in connection with the Reverse Termination Fee in excess of $3,000,000.

(2)	Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Purchaser's right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.7 prior to termination of this Agreement, in the event the Termination Fee is paid to the Purchaser to the extent such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy (including damages, specific performance and injunctive or other equitable relief) of the Purchaser and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents (collectively, the "Purchaser Related Parties") against the Company and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents (collectively, the "Company Related Parties") for any loss, liability or obligation of any kind suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations (including in the case of Willful Breach) required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and none of the Purchaser Related Parties will be entitled to bring or maintain any Proceeding or seek or obtain any recovery, judgment or damages of any kind, including consequential, indirect, special or punitive damages, against any Company Related Parties in connection with this Agreement or the transactions contemplated by this Agreement. In no event shall the Company be required to pay both damages under this Agreement and the Termination Fee.

(3)	Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company's right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.7 prior to the valid termination of this Agreement, in the event the Reverse Termination Fee is paid to the Company to the extent such fee is payable, such payment of the Reverse Termination Fee (including as a consequence of payment thereof by the Guarantors pursuant to the Limited Guarantees) shall be the sole and exclusive remedy (including damages, specific performance and injunctive or other equitable relief) of the Company Related Parties against the Purchaser Related Parties and the Financing Sources for any loss, liability or obligation of any kind suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations (including in the case of Willful Breach) required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement (except that the Purchaser and certain of the Purchaser Related Parties shall also be obligated with respect to, and the Company may be entitled to remedies with respect to the Limited Guarantees in connection with the reimbursement and indemnity obligation set forth under Section 4.6(4) and Section 4.8(3) and Enforcement Costs), and none of the Company Related Parties will be entitled to bring or maintain any Proceeding (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) or seek or obtain any recovery, judgment or damages of any kind, including consequential, indirect, special or punitive damages, against any Purchaser Related Parties in connection with this Agreement or the transactions contemplated by this Agreement. In no event shall the Purchaser be required to pay both damages under this Agreement and the Reverse Termination Fee.

Section 8.4 Expenses.

Except as otherwise specifically provided for in this Agreement, all expenses incurred in connection with the Arrangement, this Agreement or the transactions contemplated hereby, including all costs, expenses and fees incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.5 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:

(a)	to the Purchaser at:

Neon Maple Purchaser Inc.

c/o Advent International, L.P.

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention:	Amanda McGrady Morrison
Email:	[Redacted]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention:	Shlomi Feiner and Catherine Youdan
Email:	[Redacted]; [Redacted]

and to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Willard S. Boothby, P.C. and Frances D. Dales
Email:	[Redacted]; [Redacted]

(b)	to the Company at: Nuvei Corporation

1100 René-Lévesque Boulevard West

Suite 900

Montreal, QC H3B 4N4

Attention:	Timothy A. Dent

Email:	[Redacted]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

1155 René-Lévesque Boulevard West

41st Floor

Montreal, QC H3B 3V2

Attention:	Warren M. Katz and Amélie Métivier
Email:	[Redacted]; [Redacted]

and to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Evan Rosen

Email:	[Redacted]

and to:

Norton Rose Fulbright Canada LLP

1, Place Ville-Marie, Suite 2500

Montreal, Québec, H3B 1R1

Attention:	Steve Malas and Renée Loiselle
Email:	[Redacted]; [Redacted]

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Adam M. Givertz

Email:	[Redacted]

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day (provided in the case of email that no "bounceback" or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6 Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.7 Specific Performance.

(1)	The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this Section 8.7, including rights of specific performance and enforcement, are in addition to any other remedy to which the Parties may be entitled at Law or in equity, subject to Section 8.3(2) and Section 8.3(3); provided, that under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing, and receipt of the Reverse Termination Fee or monetary damages of any kind. None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

(2)	Notwithstanding anything to the contrary contained herein, it is explicitly agreed that, prior to the valid termination of this Agreement, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce the Purchaser's obligation to effect the Closing on the terms and conditions set forth herein (including Purchaser's obligation to cause the transactions contemplated by the Rollover Agreements to be consummated and the Equity Financing (or any alternative financing to the Equity Financing contemplated by

Section 4.7) to be funded, including by requiring the Purchaser to file one or more lawsuits against the parties to the Rollover Agreements and the Equity Commitment Letters to fully enforce such parties' obligations under the Rollover Agreements and the Equity Commitment Letters and the Purchaser's rights thereunder, and the Purchaser to consummate the Arrangement and fund its obligations pursuant to Section 2.9; provided, however, that such right shall only be available if and only if and for so long as (a) all conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Purchaser Conditions] have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Time); provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of the notice referenced in clause (b) of this Section 8.7(2) if the Effective Time were to occur on the date of such notice), (b) the Company has delivered written notice to the Purchaser to the effect that the conditions in Section 6.1 [Mutual Conditions Precedent] and the conditions in favour of the Company in Section 6.3 [Company Conditions] have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time; provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of such notice if the Effective Time were to occur on the date of such notice), (c) the Purchaser fails to (A) deposit or cause to be deposited the funds required to be deposited by it in accordance with Section 2.9, or (B) consummate the Closing, in each case, on or before the date that is three (3) Business Days after the delivery of the notice referenced in clause (b) of this Section 8.7(2)), (d) the Debt Financing provided for by the Debt Commitment Letter (or any alternative financing to the Debt Financing contemplated by Section 4.7) has been funded or will be funded on the Effective Date if the transactions contemplated by the Rollover Agreements are consummated and the Equity Financing (or any alternative financing to the Equity Financing contemplated by Section 4.7) is funded on the Effective Date, and (e) the Company has irrevocably confirmed that, if specific performance is granted and the transactions contemplated by the Rollover Agreements are consummated and the Equity Financing and Debt Financing (or any alternative financings thereto contemplated by Section 4.7) are funded, it is, ready, willing and able to consummate the Arrangement during the three (3) Business Day period referenced in clause (c) of this Section 8.7(2)).

(3)	Subject to Section 8.7(2), each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance in accordance with and subject to the limitations set forth in this Agreement and the Parties further agree that (a) by seeking the remedies provided for in this Section 8.7, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (b) nothing set forth in this Section 8.7 shall require any Party hereto to institute any Proceeding for (or limit any Party's right to institute any Proceeding for) specific performance under this Section 8.7 prior or as a condition to exercising any termination right under this Agreement (and/or as a condition to receipt of any amounts due in connection with such termination), nor shall the commencement of any legal Proceeding pursuant to this Section 8.7 or anything set forth in this Section 8.7 restrict or limit any Party's right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter (subject to the terms and conditions set forth herein); provided that the parties acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the valid termination of this Agreement, following the valid termination of this Agreement, under no circumstances shall the Company be permitted or entitled to seek a grant of specific performance to cause the Closing to occur.

Section 8.8 Third Party Beneficiaries.

(1)	Except as provided in Section 4.6(4), Section 4.8(3), Section 4.12, Section 8.3(2) and Section 8.3(3) and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.8 as the "Third Party Beneficiaries"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(2)	Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.6(4), Section 4.8(3) and Section 4.12 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal Representatives, and, in respect of the Third Party Beneficiaries identified as being entitled to indemnification under Section 4.6(4), Section 4.8(3) and Section 4.12, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf.

(3)	Each of the Parties acknowledges to each of the Financing Sources that, as a Third Party Beneficiary, their direct rights against it under Section 8.1(2), Section 8.3(3), this Section 8.8(3), Section 8.13 and Section 8.18, are intended for the benefit of, and shall be enforceable by, each of the Financing Sources, its heirs and its legal Representatives.

Section 8.9 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10 Entire Agreement.

This Agreement, together with the Confidentiality Agreement, the Company Disclosure Letter, the Rollover Agreements, the Equity Commitment Letters and the Limited Guarantees constitutes the entire agreement among the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11 Successors and Assigns.

(1)	This Agreement will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may collaterally assign all or any portion of its rights hereunder to any Financing Sources and may assign all or any portion of its rights and obligations under this Agreement to any of the Purchaser's affiliates, including to permit such affiliate to acquire, instead of the Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

Section 8.12 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13 Governing Law.

(1)	Except as set forth in Section 8.18, this Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

(2)	Except as set forth in Section 8.18, each Party irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 8.14 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15 No Liability.

No director or officer of the Purchaser or any of its affiliates shall have any personal liability whatsoever to the Company or its Securityholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.16 Privacy Covenant.

(1)	The Parties acknowledge and agree that:

(a)	the disclosure of, requests for, and access to, Transferred Information are limited to what is necessary for the purposes of determining if the Parties will proceed with the transactions contemplated herein, and that the disclosure of, and access to, Transferred Information relates solely to the completion of the transactions contemplated herein;

(b)	each Party shall comply with applicable Laws in the course of collecting, using and disclosing Transaction Personal Information; and

(c)	each Party will protect and safeguard the Transferred Information against unauthorized collection, use, disclosure, or other processing and shall cause its advisors to observe the terms of this Section 8.16 and to protect and safeguard Transaction Personal Information in their possession.

(2)	In addition to its other obligations hereunder, the Purchaser covenants and agrees to:

(a)	prior to the completion of the transactions contemplated herein, collect, use, disclose and otherwise process the Transferred Information solely to the extent necessary for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(b)	if the Arrangement does not proceed, return the Transferred Information to the Company or destroy it, within a reasonable time;

(c)	if the Arrangement proceeds, collect, use, disclose and otherwise process the Transferred Information only to the extent necessary for those purposes for which the Transferred Information was initially collected from or with the consent of the individuals to whom such Transferred Information relates or as permitted or required by Law; and

(d)	following the completion of the contemplated transactions, uphold and give full effect to any request for withdrawal of consent from the individuals concerned by the Transferred Information to the extent that such information is under its control or custody and where required by Law, notify in writing, within a reasonable amount of time after the transaction is completed, all individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Purchaser as a result of such transactions.

Section 8.17 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.18 Financing Provisions.

Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and its Subsidiaries (collectively, the "Company Covered Parties"), (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Sources of the Purchaser and the Company Covered Parties, arising out of or relating to, this Agreement, any Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter, (c) agrees not to bring or support, or permit any Company Covered Party to bring or support, any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, any Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon any Company Covered Party in any such Proceeding shall be effective if notice is given in accordance with Section 8.5, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against any Financing Source in any way arising out of or relating to, this Agreement, any Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) (A) agrees that none of the Financing Sources will have any liability to the Company or any other Company Covered Party relating to or arising out of this Agreement, any Debt Financing, the Debt Commitment Letter or any of the transactions hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (B) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any proceeding or legal equitable actions against any of the Financing Sources in connection with this Agreement, any Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, for the avoidance of doubt, upon and after the Closing to the extent any Company Covered Party becomes party to any definitive document with respect to any Debt Financing, this clause (g) shall not impair the Company's or such other Company Covered Party's rights under any such definitive agreement with respect to any Debt Financing), and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of Section 8.1(2), Section 8.3(3), Section 8.8(3), Section 8.13 and this Section 8.18.

Section 8.19 Language.

The Parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NEON MAPLE PURCHASER INC.

By:	(Signed) Ben Scotto
Name: Ben Scotto
Title: President

NUVEI CORPORATION

By:	(Signed) Timothy A. Dent
Name: Timothy A. Dent.
Title: Chair of the Special Committee

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

See attached.

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of April 1, 2024 among the Purchaser and the Company.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec or New York, New York.

"Canada Holdco" means Neon Maple Holdings Inc.

"Canada Parent" means Neon Maple Parent Inc.

"CBCA" means the Canada Business Corporations Act.

"CDPQ" means Caisse de dépôt et placement du Québec.

"Certificate of Arrangement" means the certificate giving effect to the Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Code" means the Internal Revenue Code of 1986.

"Company" means Nuvei Corporation, a corporation existing under the federal laws of Canada.

"Consideration" means the consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to this Plan of Arrangement consisting of $34.00 in cash per Share.

"Court" means the Superior Court of Québec.

"Depositary" means TSX Trust Company or such other Person as the Company may appoint to act as depositary for the Arrangement, in each case with the prior written approval of the Purchaser, acting reasonably.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered Shareholder (other than a Rollover Shareholder) who has validly exercised its Dissent Rights in strict compliance with Article 3 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

"DRS Advice" has the meaning specified in Section 4.1(2).

"DSU" means a deferred share unit of the Company granted to eligible participants under the Omnibus Incentive Plan.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 10:00 a.m. (Montréal time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

"Exchanges" means the Toronto Stock Exchange and the Nasdaq Global Select Market.

"Exercise Price" means, in respect of each Option that (a) has an exercise price denominated in US$, such US$ denominated exercise price; or (b) has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

"Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, tribal, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, arbitrator or arbitral body, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges.

"Incentive Plans" means, collectively, (a) the Omnibus Incentive Plan, (b) the Legacy Option Plan, and (c) the Paya Equity Plan.

"Incentive Securities" means, collectively, (a) the Options, (b) the PSUs, (c) the RSUs, and (d) the DSUs.

"Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

"Law" means, with respect to any Person, any and all national, federal, provincial, state, tribal, municipal or local law (statutory, common or civil), act, constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

"Legacy Option Plan" means the Incentive Stock Option Plan of the Company effective as of September 22, 2020, as amended and in effect as of the date of the Arrangement Agreement.

"Letter of Transmittal" means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

"Merger" means the merger of Merger Sub with and into PPI Holdings US Inc. upon the terms and subject to the conditions set forth in the Merger Agreement, with PPI Holdings US Inc. continuing as the surviving corporation of the merger.

"Merger Agreement" means the merger agreement to be entered into by and between Merger Sub and PPI Holdings US Inc.

"Merger Effective Time" has the meaning specified in the Merger Agreement.

"Merger Sub" means a Delaware corporation to be formed as a Subsidiary of Canada Holdco.

"Multiple Voting Shares" means the multiple voting shares in the capital of the Company.

"Novacap" means the limited partnerships managed by Novacap Management Inc. that are holders of Multiple Voting Shares immediately prior to the Effective Time.

"Omnibus Incentive Plan" means the Omnibus Incentive Plan of the Company effective as of February 3, 2021, as amended on April 13, 2022, May 26, 2023 and August 8, 2023 and as in effect as of the date of the Arrangement Agreement.

"Options" means all outstanding options to purchase Subordinate Voting Shares issued pursuant to the Omnibus Incentive Plan, the Legacy Option Plan or the Paya Equity Plan.

"Paya Equity Plan" means the Equity Incentive Plan of Paya Holdings Inc., as amended and reaffirmed effective May 31, 2022, which was assumed by the Company and thereafter amended, as in effect as of the date of the Arrangement Agreement.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"PF" means Philip Fayer.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"PSUs" means the performance share units of the Company granted to eligible participants under the Omnibus Incentive Plan.

"Purchaser" means Neon Maple Purchaser Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.11 of the Arrangement Agreement, any of its successors or permitted assigns.

"Rollover Agreement" means each of the agreements entered into prior to Closing among, inter alia, the Purchaser and the Rollover Shareholders, for the transfer of Rollover Shares to the Purchaser in connection with the Arrangement.

"Rollover Award Agreement" means each of the agreements entered into prior to Closing among, inter alia, the Canada Parent and the Rollover Awardee, for the treatment of Rollover Awards in connection with the Arrangement.

"Rollover Awardees" means the holders of Options, RSUs and/or PSUs (as applicable) having entered into the Rollover Award Agreements as of Closing.

"Rollover Awards" means the Options, RSUs and/or PSUs (as applicable) held by a Rollover Awardee that are the subject of a Rollover Award Agreement.

"Rollover Consideration" means the consideration described in an applicable Rollover Agreement and payable to a Rollover Shareholder for the transfer of such Rollover Shareholder's Rollover Shares.

"Rollover Shareholders" means the Shareholders having entered into the Rollover Agreements with the Purchaser.

"Rollover Shares" means the Shares held by a Rollover Shareholder that are the subject of a Rollover Agreement and that are to be exchanged for the consideration set out therein pursuant to a Rollover Agreement as of the Effective Date.

"RSUs" means the restricted share units of the Company granted to eligible participants under the Omnibus Incentive Plan and the Paya Equity Plan.

"S2P" means Smart2Pay.

"S2P Employees" means the actively-employed employees of S2P as at immediately prior to the Effective Time who are party to the S2P Option Entitlements.

"S2P Employment Agreements" means the applicable employment agreement between each S2P Employee and S2P.

"S2P Option Entitlements" means the entitlement of the S2P Employees to be granted Options by the Company under the Omnibus Incentive Plan in June 2025, pursuant to the terms and conditions of each applicable S2P Employment Agreement.

"S2P Vesting Date" has the meaning specified in Section 2.3(17).

"SEC" means the United States Securities and Exchange Commission.

"Securities Authorities" means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and the SEC and the Exchanges.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares.

"Subject RSUs" means the RSUs identified in Section 2.7 of the Company Disclosure Letter to the Arrangement Agreement, the vesting of which will be accelerated in accordance with their terms in connection with the consummation of the Arrangement, without any exercise of discretion or other action having to be taken by the Board.

"Subordinate Voting Shares" means the subordinate voting shares in the capital of the Company.

"Tax Act" means the Income Tax Act (Canada).

"U.S. Equivalent" means, in respect of each Option that has an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Business Day immediately preceding the Effective Date.

"WPF" means Whiskey Papa Fox Inc.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article" and "Section", followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutory and Agreement References. Except as otherwise provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced; and

(6)	The term "Agreement" and any reference in this Plan of Arrangement to the Arrangement Agreement or any other agreement or document includes, and is a reference to, the Arrangement Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced and includes all schedules, annexes, appendices and other attachments to it.

(7)	Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(8)	Time References. References to time are to local time, Montréal, Québec.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, Canada Holdco, Canada Parent, all Shareholders (including Rollover Shareholders and Dissenting Holders), all holders of Incentive Securities, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, in each case without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, starting immediately following the Effective Time and effective as at five (5) minute intervals (in each case, unless otherwise specified):

(1)	Purchaser Advance for Incentive Securities. If requested by the Company at least five (5) Business Days prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to the Company, or as directed by the Company, in the form of a loan to the Company or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, an amount equal to the aggregate amount required to be paid to the holders of Incentive Securities in accordance with this Plan of Arrangement (including any payroll Taxes in respect thereof);

(2)	Purchaser Advance for Credit Facility Terminations. Unless otherwise agreed in writing by the Purchaser and the Company prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to or on behalf of the Company or its Subsidiaries, as applicable and as directed by the Company or any such Subsidiary, in the form of a loan to the Company, or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, or otherwise fund Merger Sub, with an amount equal to the aggregate amount set forth in the executed payoff letter (and similar instruments) with respect to the Existing BMO Credit Facility in order to effect the Credit Facility Terminations as of the Effective Time less any amounts available to the Company and its Subsidiaries to effect such Credit Facility Terminations;

(3)	Options other than Rollover Awards.

(a)	Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Omnibus Incentive Plan, the Legacy Option Plan and the Paya Equity Plan (as applicable) or any award or similar agreement pursuant to which such Option was granted or awarded.

(b)	Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, the right to receive from the Company an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and, following such payment, all of the Company's obligations with respect to such Option shall be deemed to be fully satisfied.

(c)	For greater certainty, where the Exercise Price of any such Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration.

(4)	Rollover Shares held by WPF. Each outstanding Rollover Share held, directly or indirectly, by WPF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and WPF, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)	the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(5)	Rollover Shares held by Novacap. Each outstanding Rollover Share held, directly or indirectly, by Novacap shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and Novacap, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)	the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Rollover Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(6)	Transfer by WPF and Novacap. Each of WPF and Novacap shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into with the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(7)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to Section 2.3(6) to Canada Holdco;

(8)	Rollover Shares held by CDPQ. Each outstanding Rollover Share held, directly or indirectly, by CDPQ shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and CDPQ, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and

(a)	the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(9)	Vested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award, each portion of a vested RSU (including any fractional vested RSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such vested RSU (or, in the case of fractional vested RSUs, the applicable fraction of a vested RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such vested RSU shall immediately be cancelled and all of the Company's obligations with respect to such vested RSU shall be deemed to be fully satisfied;

(10)	Subject RSUs. Each Subject RSU (including any fractional Subject RSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such Subject RSU (or, in the case of fractional Subject RSUs, the applicable fraction of a Subject RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such Subject RSU shall immediately be cancelled and all of the Company's obligations with respect to such Subject RSU shall be deemed to be fully satisfied;

(11)	Unvested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award or a Subject RSU, each unvested RSU (including any fractional unvested RSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested RSUs, the Consideration multiplied by the applicable fraction of an unvested RSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3, and shall be subject to the same terms and conditions applicable to such award of RSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of RSUs prior to the Effective Time (including for greater certainty vesting conditions and any terms governing the effect of termination of a holder's employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by this Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of an RSU subject to this Section 2.3(11) shall have no right to receive any Shares based on or in respect of such RSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect thereof;

(12)	Vested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each vested PSU (including any fractional vested PSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such vested PSU (or, in the case of fractional vested PSUs, the applicable fraction of a vested PSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such vested PSU shall immediately be cancelled and all of the Company's obligations with respect to such vested PSU shall be deemed to be fully satisfied;

(13)	Unvested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each unvested PSU (including any fractional unvested PSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested PSUs, the Consideration multiplied by the applicable fraction of an unvested PSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3, and shall be subject to the same terms and conditions (including any applicable performance criteria and/or other vesting conditions, but subject to such adjustments thereto as the Board may deem fair and reasonable as a result of the completion of the Arrangement) applicable to such award of PSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of PSUs prior to the Effective Time (including, for greater certainty, any terms governing the effect of termination of a holder's employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by this Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of a PSU subject to this Section 2.3(13) shall have no right to receive any Shares based on or in respect of such PSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect of thereof;

(14)	Vested and unvested DSUs. Each DSU (including any fractional DSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the

Omnibus Incentive Plan or any award or similar agreement pursuant to which any such DSUs were granted or awarded, as applicable, be deemed to have vested and be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such DSU (or, in the case of fractional DSUs, the applicable fraction of a DSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such DSU shall immediately be cancelled and all of the Company's obligations with respect to such DSU shall be deemed to be fully satisfied;

(15)	Treatment of Incentive Securities. (a) Each holder of Incentive Securities cancelled pursuant to this Section 2.3 shall cease to be a holder of such Incentive Securities; (b) such holder's name shall be removed from each applicable register; (c) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan of Arrangement; and (d) any and all option, award or similar agreements relating to the Incentive Securities that are deemed to have been assigned and surrendered by such holder to the Company shall be terminated and shall be of no further force and effect;

(16)	Options, RSUs and PSUs that are Rollover Awards. Each Option, RSU and PSU that is a Rollover Award (in each case, vested or unvested) outstanding immediately prior to the Effective Time shall be subject to such treatment as set out in the applicable Rollover Award Agreement, on such terms and conditions as are set out therein;

(17)	S2P Option Entitlements. The S2P Option Entitlements shall be extinguished and of no further force and effect, without any further action by or on behalf of S2P, the S2P Employees, the Company, the Purchaser or any other Person, in exchange for the right of each S2P Employee who is actively-employed by S2P as at immediately prior to the date on which such S2P Option Entitlements would have otherwise vested in accordance with their terms (the "S2P Vesting Date"), to receive from the Company (or any successor thereto) an amount in cash, payable on or shortly after the S2P Vesting Date, in such amount as shall be determined by the board of directors of the Company (or any successor thereto) in good faith and in consultation with legal counsel in accordance and compliance with, and subject in all respects to, the requirements of applicable Laws of the Netherlands;

(18)	Dissenting Holders. Each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and not withdrawn shall be deemed to have been transferred by such Dissenting Holder without any further action, authorization or formality by or on behalf of the holder thereof to the Purchaser in consideration for the right to receive an amount determined and payable in accordance with Section 3.1, and:

(a)	such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to receive an amount determined and payable in accordance with Section 3.1;

(b)	such Dissenting Holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(19)	Shares. Concurrently with step in Section 2.3(16) above, each outstanding Share (other than the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised and not withdrawn, the Rollover Shares and Shares, if any, held by Canada Parent or any of its Subsidiaries other than the Purchaser) shall be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a)	the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b)	such holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof, such that following the transactions contemplated by Section 2.3(16) and this Section 2.3(19), the Purchaser shall be the legal and beneficial owner of 100% of the Shares other than Shares, if any, held by Canada Parent or any of its Subsidiaries (other than the Purchaser);

(20)	Rollover Shares held by PF. Each outstanding Rollover Share held, directly, by PF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and PF, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)	the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(21)	Transfer by CDPQ and PF. Each of CDPQ and PF shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into between the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(22)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to Section 2.3(21) to Canada Holdco;

(23)	Merger. At the Merger Effective Time, the Merger shall become effective; and

(24)	Notwithstanding anything in this Section 2.3 to the contrary, to the extent the Company determines that any treatment of any Option, RSU, PSU or DSU or payment pursuant to this Section 2.3 may trigger any tax or penalty under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, the Company shall be permitted to take any and all action the Company in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1)	Registered and beneficial holders of Shares as of the record date for the Meeting and who are registered Shareholders prior to the deadline for exercising dissent rights may exercise dissent rights with respect to all of the Shares held by such registered holders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order, any other order of the Court and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company no later than 5:00 p.m. (Montreal Time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser as provided, and as of the time stipulated, in Section 2.3(16) and if such holder is ultimately determined to be:

(a)	entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(16)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(19) hereof.

Section 3.2 Recognition of Dissenting Holders

(1)	In no case shall the Company, the Purchaser, the Depositary or any other Person be required to recognize any Dissenting Shareholder or any other Person exercising Dissent Rights unless such Person (a) as of the record date for the Meeting, is the registered or beneficial holder of those Shares in respect of which such rights are sought to be exercised, (b) as of the deadline for exercising Dissent Rights, is the registered holder of those Shares in respect of which such rights are sought to be exercised and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)	In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(16) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(16) occurs.

(3)	Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(19) hereof.

(4)	In addition to any other restrictions under the Interim Order or Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities); (b) Shareholders who voted or instructed a proxyholder to vote Shares in favour of the Arrangement Resolution; (c) the Rollover Shareholders; and (d) any Person who is not a registered holder of Shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1)	The Purchaser shall on or prior to the Effective Date and prior to the filing by the Company of the Articles of Arrangement with the Director, (i) deposit with, or cause to be deposited with, the Depositary sufficient funds to satisfy (a) the aggregate Consideration payable to the Shareholders pursuant to this Plan of Arrangement (other than in respect of Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) and (b) the aggregate cash portion of the Rollover Consideration payable to the Rollover Shareholders pursuant to the Rollover Agreements and this Plan of Arrangement, in each case into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably), and (ii) if applicable, provide the Company (or at the direction of the Company) or Merger Sub, with the amounts contemplated by Section 2.3(1) and Section 2.3(2).

(2)	Upon surrender to the Depositary of a direct registration statement (DRS) advice (a "DRS Advice") or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(19), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares that were represented by such surrendered DRS Advice or certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)	As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, S2P Option Entitlements, PSUs, RSUs and DSUs the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, S2P Option Entitlements, PSUs, RSUs or DSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, S2P Option Entitlements, PSUs, RSUs and DSUs) or such other means as the Company may elect. Notwithstanding that amounts under this Plan of Arrangement are calculated in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is ten (10) Business Days immediately preceding the Effective Date.

(4)	Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares (other than Rollover Shares) shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares (other than Rollover Shares) not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares (other than Rollover Shares) of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)	Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)	No holder of Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements shall be entitled (following the completion of this Plan of Arrangement) to receive any consideration with respect to such Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements other than the cash payment or the consideration set out in the applicable Rollover Agreement or Rollover Award Agreement, if any, or which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser, the Company and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct or withhold from any amount otherwise payable under this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders or holders of Incentive Securities) to any Person, such amounts as the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the Code, or any provision of any Law and shall remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted or withheld and remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person, in respect of which such deduction or withholding and remittance was made.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement, in each case in respect of Shares or Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Rollover Shares and Incentive Securities issued or outstanding prior to the Effective Time, the S2P Option Entitlements and the S2P Employment Agreements; (b) the rights and obligations of the Shareholders or the holders of Incentive Securities, the Company, the Purchaser, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company, including the Shares, Rollover Shares, Incentive Securities and S2P Option Entitlements, shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments

(1)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, (c) be filed with the Court, and, if made following the Meeting, approved by the Court and (d) be communicated to Shareholders if and as requested by the Court.

(2)	Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, (i) after communication to the Shareholders and (ii) with the approval of the Shareholders in the manner directed by the Court.

(4)	Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company and the Purchaser may, and following the Effective Time, the Purchaser may unilaterally, amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court, the Shareholders or any other Persons, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders or holders of Incentive Securities or, to the extent the amendment, modification and/or supplement is made following the Effective Time, former Shareholders or former holders of Incentive Securities.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)	The arrangement (as may be amended, supplemented or varied, the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") of Nuvei Corporation (the "Company"), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the "Arrangement Agreement") among the Company and Neon Maple Purchaser Inc. dated April 1, 2024, all as more particularly described and set forth in the management information circular of the Company dated ●, 2024 (the "Circular") and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)	The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the "Plan of Arrangement"), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

(3)	The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and (iv) the Company's application for an interim order from the Superior Court of Québec (the "Court"), are hereby ratified, authorized and approved.

(4)	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(5)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the "Shareholders") or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(6)	Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and all such other documents and instruments as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(7)	Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

 1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification.

The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing under the laws of the jurisdiction of its governing jurisdiction. The Company, and each of its Subsidiaries, has all requisite power and authority, and is duly qualified, licensed or registered, is in good standing and holds all Material Authorizations required to carry on its business as now conducted and to own, lease and operate its assets and business except as to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered and in good standing or to hold such Material Authorizations would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to the Purchaser true, complete and correct copies of the Company's Constating Documents and such documents are in full force and effect.

(2)	Corporate Authorization.

The Company has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Required Shareholder Approval in the manner required by the Interim Order, the Constating Documents and Law and approval of the Court, to perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the approval by the Board of the Circular, the Required Shareholder Approval, the Interim Order and the Final Order.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser) constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Company or any of its Subsidiaries other than (i) the Key Regulatory Approvals and any approval required in respect of a Pending Authorization application, (ii) the Interim Order and the Final Order, (iii) filings with the Director under the CBCA, (iv) the filing of the Articles of Arrangement, (v) filings with the Securities Authorities and the Exchanges and (vi) any Authorizations (other than Key Regulatory Approvals) or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not obtained, taken or made, would not (x) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (y) prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement.

(5)	No Conflict/Non-Contravention.

The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition (or combination thereof)):

(a)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries;

(c)	except as set out in Section 3.1(5)(c) of the Company Disclosure Letter, assuming compliance with the matters referred to in Paragraph (4) above, require any consent or notice to or approval by any Person under, or constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Material Contract or any Material Authorization of the Company or any of its Subsidiaries; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens or as contemplated by this Agreement in connection with a Financing) upon any of the Company Assets;

except, in the case of each of clauses (b), (c) and (d), as would not (x) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (y) prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement.

(6)	Capitalization.

(a)	The authorized capital of the Company consists of (i) an unlimited number of Multiple Voting Shares, of which 76,064,619 Multiple Voting Shares were issued and outstanding as of the date of this Agreement, (ii) an unlimited number of Subordinate Voting Shares, of which 63,617,374 Subordinate Voting Shares were issued and outstanding as of the close of business on March 31, 2024, and (iii) an unlimited number of preferred shares, issuable in series, of which none were issued and outstanding as of the date of this Agreement.

(b)	As of the date of this Agreement, there are 8,094,459 Options, 1,325,744 PSUs, (assuming achievement of performance metrics at maximum levels of achievement), 7,001,585 RSUs and 127,462 DSUs issued and outstanding. Section 3.1(6)(b) of the Company Disclosure Letter contains a complete and accurate list of all Incentive Securities issued and outstanding as of the date hereof, including, with respect to each such Incentive Security, (i) a unique identifier for the holder, (ii) the date of grant, (iii) the type of award, (iv) the Incentive Plan pursuant to which such award was granted, (v) the number of Shares covered by such Incentive Securities (assuming achievement of any applicable performance metrics at both target and maximum levels of achievement), (vi) the applicable vesting schedule and the extent to which the Incentive Security is vested and/or exercisable or unvested, (vii) in the case of Options, the per-share exercise price of the Option, whether the holder is a current or former employee, director or consultant and whether the Option is intended to qualify as an

"incentive stock option" as defined under Section 422 of the Code, and (viii) the expiration date, if any.

(c)	All of the issued and outstanding Shares have been duly authorized and validly issued as fully paid and non-assessable, and all Shares issuable upon the exercise of Options or the settlement of PSUs, RSUs and DSUs have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. No Shares have been issued or will be issued in violation of any pre-emptive right or similar rights applicable to them.

(d)	All outstanding Shares and Incentive Securities have been duly authorized by the Board and have been issued or granted in compliance with all applicable Laws (including Securities Laws) and the Company's Constating Documents and the applicable Incentive Plan in all material respects.

(e)	Except as disclosed in Section 3.1(6)(b) or Section 3.1(6)(e) of the Company Disclosure Letter, and except for the Incentive Securities, there are no issued, outstanding or authorized rights, subscriptions, warrants, options, restricted stock, restricted stock units, profits interests, phantom equity interests, equity appreciation rights or other equity-based awards, conversion rights, calls, pre-emptive, commitments or plans or agreements of any kind outstanding which require, or which may require, whether or not subject to conditions, the issuance or sale by the Company or any of its Subsidiaries of any securities of the Company or any of its Subsidiaries, including Shares or any securities or rights convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, or the value of which is measured by reference to, any securities of the Company or any of its Subsidiaries.

(f)	Except as disclosed in Section 3.1(6)(f) of the Company Disclosure Letter, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company's or any Subsidiary's securities, or register or qualify securities for public distribution or listing in Canada, the United States or elsewhere. Other than the Shares, there are no securities or other instruments or obligations of the Company or of any of its Subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Shareholders on any matter.

(7)	Shareholders' and Similar Agreements.

Except as disclosed in Section 3.1(7) of the Company Disclosure Letter or contemplated by this Agreement, none of the Company or any of its Subsidiaries is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership, qualification or voting of any securities of the Company or any of its Subsidiaries.

(8)	Subsidiaries.

(a)	A true and complete list of all Subsidiaries as of the date hereof of the Company is set out in Section 3.1(8)(a) of the Company Disclosure Letter, including: (i) its name and form of organization, (ii) the percentage owned directly or indirectly by the Company,

(iii) to the knowledge of the Company, the name and percentage owned by any registered holders of shares or other equity interests other than the Company or its Subsidiaries, and (iv) its governing jurisdiction.

(b)	Except for the shares or other equity interests directly or indirectly owned by the Company in any of its Subsidiaries or as disclosed in Section 3.1(8)(b) of the Company Disclosure Letter, the Company does not own any direct or indirect equity interest of any kind in any other Person.

(c)	Except as disclosed in Section 3.1(8) (a) and (b) of the Company Disclosure Letter, the Company directly or indirectly owns all of the issued and outstanding shares and other equity interests of each of its Subsidiaries, free and clear of any Liens (other than Permitted Liens), all of the issued and outstanding shares or equity interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or equity interests, and no such shares or equity interests have been issued in violation of any pre-emptive or similar rights applicable to them.

(9)	Securities Law Matters.

(a)	The Company is a "reporting issuer" under Securities Laws in each of the provinces and territories of Canada. The Subordinate Voting Shares are registered under Section 12 of the Exchange Act. The Subordinate Voting Shares are listed and posted for trading on the Exchanges. The Company does not have any securities listed or posted for trading on any securities exchange other than the Exchanges. The Company is not in default of any material requirements of any Securities Laws. Neither the Company nor any of its Subsidiaries are subject to any continuous, periodic, or other disclosure requirements under any Securities Laws in any jurisdiction other than the provinces and territories of Canada and the United States.

(b)	The Company has not taken any action to cease to be a "reporting issuer" (or the equivalent) in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Company is in effect or, to the knowledge of the Company, has been threatened, is pending or is expected to be implemented or undertaken (other than as contemplated by Section 4.13).

(c)	The Company has timely filed or furnished with the Securities Authorities and the Exchanges all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company under Securities Laws with the Securities Authorities since January 1, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and the rules and regulations of the Exchanges and did not contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings, and, to the knowledge of the Company, none of the Company Filings are subject to ongoing review by any Securities Authority or Exchanges. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any ongoing Proceeding by any Securities Authority or the Exchanges and, to the knowledge of the Company, no such Proceeding is threatened. As of the date of this Agreement, no amendments or modifications to the Company Filings are required to be filed with, or furnished to, the SEC. No Subsidiary of the Company is required to file or furnish any form, report or other document with the SEC.

(10)	Financial Statements.

(a)	The audited consolidated financial statements as at and for the fiscal years ended December 31, 2023 and 2022 (including, in each case, the notes or schedules to and the auditor's report on such financial statements) included in the Company Filings (i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as set forth in such statements or in the notes thereto or, in the case of unaudited statements, subject to normal year-end audit adjustments) and Law, (ii) complied as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated financial performance and its consolidated cash flows for the respective periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to normal year-end audit adjustments) in accordance with IFRS.

(b)	The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in Paragraph (10)(a). Except as disclosed in the Company Filings, neither the Company nor any Subsidiary is a party to or bound by, or has any commitment to become party to, any joint-venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Subsidiary, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the United States Securities Act of 1933), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary in the Company Filings (including any audited financial statements and unaudited consolidated interim financial statements of the Company included therein).

(c)	The financial books and records of the Company have been maintained, in all material respects, in accordance with IFRS.

(d)	There have been no material changes in accounting methods, policies or practices of the Company or any of its Subsidiaries since January 1, 2023 (except, in each case, as described in the notes to the financial statements included in the Company Filings).

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Company has established and maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) of the Exchange Act and in NI 52-109), which are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) and 15d-(f) of the Exchange Act and in NI 52-109) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2023, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(c)	To the knowledge of the Company, there is no "material weakness" (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company's internal control over financial reporting or fraud, whether or not material, that involves management or other Employees who have a significant role in the internal control over financial reporting of the Company.

(d)	To the knowledge of the Company, neither of the Company, any of its Subsidiaries, nor any of its or their respective directors or officers has received or otherwise obtained knowledge of any material Proceeding regarding accounting, internal accounting controls or auditing matters, including any material Proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Employees, auditors or accountants regarding questionable accounting or auditing matters.

(12)	Auditors and Transfer Agent.

(a)	PricewaterhouseCoopers LLP is and was, during the periods covered by its reports included in the Company Filings, independent with respect to the Company within the meaning of the relevant rules of professional conduct applicable to auditors and related interpretations prescribed by the relevant professional bodies in Canada and in accordance with applicable Securities Laws; there has not been any "reportable event" since January 1, 2023 (within the meaning of NI 51-102) with such firm or any other prior auditor with respect to audits of the Company and its Subsidiaries.

(b)	TSX Trust Company is the duly appointed registrar and transfer agent for the Subordinate Voting Shares.

(13)	No Material Undisclosed Liabilities.

There are no liabilities or obligations of any nature, whether accrued, contingent, absolute, determined, determinable, or otherwise, of the Company or of any of its Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet of the Company prepared in accordance with IFRS, other than liabilities or obligations: (i) reflected or reserved for on the consolidated statement of financial position of the Company as at September 30, 2023, (ii) incurred in the Ordinary Course since September 30, 2023, (iii) incurred after September 30, 2023 in connection with this Agreement or the transactions contemplated hereby, or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(14)	Transactions with Directors, Officers, Employees, etc.

Neither the Company nor any of its Subsidiaries is indebted to any directors or officers of the Company and any of its Subsidiaries or Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course or pursuant to Law as salaries, bonuses and director's fees or the reimbursement of Ordinary Course expenses). Other than in the Ordinary Course or as disclosed in the Company Filings, there are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Employee of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective affiliates or associates.

(15)	No "Collateral Benefit".

Except as disclosed in Section 3.1(15) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(16)	Absence of Certain Changes or Events.

Since January 1, 2023, except as disclosed in the Company Filings or set forth in Section 3.1(16) of the Company Disclosure Letter and other than the transactions contemplated in this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the Ordinary Course and (ii) there has not occurred a Material Adverse Effect.

(17)	Compliance with Laws.

(a)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and at all times since January 1, 2021 have been, in compliance with all applicable Laws. Except as disclosed in the Company Filings or set forth in Section 3.1(17)(a) of the Company Disclosure Letter, since January 1, 2021, neither the Company nor any of its Subsidiaries is or has been under any investigation with respect to or has been investigated or had any findings against it by a Governmental Entity, or been convicted, charged or threatened to be charged with, nor have the Company or any of its Subsidiaries received notice of, any violation or potential violation of any Law.

(a)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and at all times since January 1, 2021 have been, in compliance with all applicable bylaws, operating rules, regulations, guidelines, manuals, instructions, directives, and all other requirements of any applicable Network ("Network Rules"), in each case, which are binding on the Company and its Subsidiaries or with which the Company and its Subsidiaries are required to comply pursuant to contractual requirements, and neither the Company nor any of its Subsidiaries has received written notice of any violation or alleged violation of any Network Rules.

(b)	Except as set forth in Section 3.1(17)(c) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries.

(c)	Except as disclosed in Section 3.1(17)(d) of the Company Disclosure Letter or which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have no outstanding escheatment liabilities and has duly and timely reported and remitted (either directly or through an authorized third party) all unclaimed property or funds subject to escheatment under applicable Law.

(d)	Except as would not reasonably be expected to have, individually in or the aggregate, a Material Adverse Effect, to the knowledge of the Company, none of the merchants or other businesses for whom the Company or its Subsidiaries presently provides or has provided processing or other services have, since January 1, 2021, failed to comply with Law or the Network Rules in such a way that it would cause the Company or any of its Subsidiaries to incur any material fee, fine or liability.

(e)	Except as would not reasonably be expected to have, individually in or the aggregate, a Material Adverse Effect, to the knowledge of the Company, there are no pending customer complaints against the Company or any of its Subsidiaries in connection with any Financial Services Requirements, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any such complaints occurring.

(18)	Authorizations and Licenses.

(a)	The Company and each of its Subsidiaries, as applicable, hold all Authorizations that are required by Law and the Network Rules in connection with (i) the operation of their businesses as currently conducted and (ii) the ownership, operation or use of their properties and assets, except in each case where the failure to hold, own, possess, obtain or comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Material Authorization is valid and in full force and effect in accordance with its terms and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be expected to constitute a default under, or in respect of, any such Material Authorization, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Proceeding is pending, or to the knowledge of the Company, threatened, in respect of or regarding any such Material Authorization, and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of nor, to the knowledge of the Company has occurred any event that has resulted, or would reasonably be expected to result in, the termination, revocation, suspension, non-renewal, cancellation, or material amendments of any such Material Authorization, or of the intention of any Person to revoke, suspend, refuse to renew or materially amend any such Material Authorization, or of any violation or potential violation of any such Material Authorization, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and assuming compliance with the matters referred to in Paragraph (4) above; provided however that material amendments to Material Authorizations may be required as a result of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Entity asserting that the Company or any of its Subsidiaries is under investigation for any material noncompliance with any Material Authorizations.

(b)	Section 3.1(18)(b) of the Company Disclosure Letter sets forth each Financial Services License and Gaming Authorization held by the Company and its Subsidiaries, except for such Financial Services Licenses and Gaming Authorizations the failure of which to hold would not have a Material Adverse Effect.

(19)	Opinions of Financial Advisers.

(a)	The Board and the Special Committee have received the Fairness Opinions and the Formal Valuation, conclusions of which have been communicated to the Purchaser. The Fairness Opinions and the Formal Valuation have not been withdrawn, revoked or otherwise modified. True and complete copies of the Fairness Opinions and the Formal Valuation will, when executed and delivered in writing, be made available to the Purchaser.

(b)	True and complete copies of the engagement letters between the Company and Barclays Capital Inc., and between the Special Committee and TD Securities Inc., have been provided to counsel to the Purchaser.

(20)	Brokers.

Except for the engagement letters between the Company and Barclays Capital Inc., and between the Special Committee and TD Securities Inc., and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement.

(21)	Board and Special Committee Approval.

(a)	The Special Committee, after consultation with and receiving advice from its financial adviser and outside legal counsel, has unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

(b)	The Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, after receiving advice from its financial adviser and outside legal counsel in evaluating the Arrangement, has unanimously (with interested directors abstaining from voting): (i) determined that the Consideration to be received by the Shareholders (other than the Rollover Shareholders) pursuant to the Arrangement and this Agreement is fair to Shareholders (other than the Rollover Shareholders) and that the Arrangement is in the best interests of the Company, (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

(22)	Material Contracts.

(a)	Section 3.1(22)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies of all Material Contracts, including all material amendments, assignments and supplements thereto as of the date hereof, have been provided in the Data Room.

(b)	Except as would not reasonably be expected to have, individually in or the aggregate, a Material Adverse Effect, each Material Contract is a legal, valid, and binding agreement of the Company or one or more of its Subsidiaries, as applicable, and in full force and effect and is enforceable by the Company or one or more of its Subsidiaries, as applicable, in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	Neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such breach or default, nor has the Company or any of its Subsidiaries received any written notice alleging that it is in breach or default of any Material Contract, except in each case where any such breaches or defaults would not, individually or in the aggregate, (x) reasonably be expected to have a Material Adverse Effect or (y) prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement.

(d)	As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any material breach or default by the counterparty under any Material Contract. To the knowledge of the Company, there does not exist any condition which with the passage of time or the giving of notice or both would result in any material breach or default under any Material Contract by any other party to a Material Contract. Neither the Company nor any of its Subsidiaries has received written notice that any counterparty to a Material Contract intends to cancel, terminate, materially modify or not renew any Material Contract, and to the knowledge of the Company, no such action is pending or has been threatened.

(23)	Partners; Merchants; Suppliers.

(a)	Section 3.1(23)(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the top 15 largest partners and top 15 largest merchants (each based on net revenue received by the Company or any of its Subsidiaries) for the twelve-month period ending December 31, 2023.

(b)	As of the date of this Agreement, except for completions or expirations of Contracts in accordance with their terms or as otherwise set forth on Section 3.1(23)(b) of the Company Disclosure Letter, since January 1, 2023, no partner, merchant or supplier listed on Section 3.1(23)(a) of the Company Disclosure Letter has notified the Company or any of its Subsidiaries in writing that it shall, or intends to, terminate its relationship with or stop, materially decrease the rate or volume of, or materially increase the price of buying or selling products and services from or to the Company or any of its Subsidiaries (other than as part of ordinary course negotiations). Since January 1, 2023, and as of the date hereof, no material disagreement, indemnity claim, claim for damages or other material dispute has arisen between the partners, merchants or suppliers listed on Section 3.1(23)(a) of the Company Disclosure Letter on the one hand, and the Company or its Subsidiaries, on the other hand, with respect to the business relationship or any agreements between such partners, merchants or suppliers and the Company or any of its Subsidiaries.

(24)	Real Property.

(a)	The Company and its Subsidiaries do not own any real or immovable property.

(b)	The Data Room contains complete and accurate copies of all material Company Leases, including all amendments, modifications, supplements, guarantees and non-disturbance agreements in connection therewith.

(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Company and its Subsidiaries is in peaceable possession of its respective Company Leased Properties, (ii) each Company Lease in respect thereof is in full force and effect and, to the knowledge of the Company, each Company Lease is a legal, valid, binding obligation of, and is enforceable against, each other party thereto in accordance with its terms, subject to any limitation on enforcement under Law relating to (A) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors' rights, and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and (iii) there is no breach, violation or default (not does there exist any condition, which with the passage of time or the giving of notice or both, could cause such a breach, violation or default) by the Company or any of its Subsidiaries or, to the knowledge of the Company, by the applicable counterparty under any of the Company Leases, and neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the owner or manager of any Company Leased

Property that the Company or its Subsidiaries is not in material compliance with any Company Lease, and no such notice or other communication is pending or, to the knowledge of the Company, has been threatened.

(25)	Movable (Personal) Property.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one or more of its Subsidiaries has valid title to, or a valid and leasehold interest in or other right to use, all the material moveable (personal) property and assets (other than Intellectual Property) used in the operation of their respective businesses, in each case free and clear of all Liens (other than Permitted Liens).

(26)	Intellectual Property.

(a)	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or its Subsidiaries exclusively own all Intellectual Property owned or purported to be owned by them (the "Company Owned IP"), or have a license to or otherwise has the right to use, all other Intellectual Property (registered and unregistered) which is used in or necessary for the conduct of its business as presently conducted ("Company IP"), (ii) the Company Owned IP is valid and enforceable, free of all Liens subject only to Permitted Liens, (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or violating, or has since January 1, 2018, infringed, misappropriated or violated, the Company IP, nor has the Company made any claim or threat to any Person alleging the foregoing, (iv) neither the conduct of the Company's or its Subsidiaries' businesses nor the Company or its Subsidiaries' creation, use, license or making available of any Company Product infringes, misappropriates, or otherwise violates (or has since January 1, 2018, infringed, misappropriated or violated) the Intellectual Property of any Person; and (v) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company's and its Subsidiaries' rights in or to any Company IP or the validity or scope of any Company Owned IP, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim.

(b)	Section 3.1(26)(b) of the Company Disclosure Schedules sets forth an accurate and complete list of all material Company IP that is subject to any issuance or registration, as applicable (including domain names).

(c)	Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any of its Subsidiaries is and remains confidential to the Company or such Subsidiary, as the case may be, and all Persons with access to such trade secrets or other confidential proprietary information have entered into written confidentiality and nondisclosure agreements that include obligations of confidentiality to the Company or its Subsidiaries with respect to such information.

(d)	Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Persons who have developed material Intellectual Property for or on behalf of the Company or its Subsidiaries have validly assigned such Intellectual Property to the Company or its Subsidiaries in writing (via a present-tense assignment or other legally enforceable manner), and all moral and other non-assignable rights relating thereto have been waived.

(e)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, immediately following the Closing, all Company IP and Company Products will be owned or available for use by the Company on the same terms as they were owned or available for use by the Company or its Subsidiaries immediately prior to the Closing.

(f)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Company Product incorporates, links to, is integrated with, or otherwise uses any Open Source Software in any manner that, as a condition of the Company's licensing or making available of such Company Product, would (i) require the licensing or making available any source code of any such Company Product for the purpose of making derivative works or otherwise, (ii) impose any restriction on the consideration to be charged for the distribution or use of any such Company Product, or (iii) grant, or purport to grant, to any third party, any rights or immunities under the Company Owned IP, in each case, excluding the Open Source Software itself.

(g)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no source code of any Company Product has been licensed or disclosed to any Person (whether presently or contingently) excluding contractors and service providers of the Company for the purpose of providing services to the Company and which are subject to industry standard confidentiality obligations, and (ii) the Company or its Subsidiaries possess all of the source code for the Company Products.

(27)	IT Systems; Privacy; Data Security.

(a)	The information technology assets and equipment, computers, systems, networks, hardware, software (including Company Products), websites, applications and databases used or held for use by the Company or its Subsidiaries for the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and the Company and its Subsidiaries has implemented commercially reasonable safeguards, consistent with industry standards, designed to ensure the IT Systems are free of material bugs, errors, Trojan horses, time bombs, back doors, trap doors, worms, viruses, malware, spyware and other malicious devices designed to permit unauthorized access, to disable, erase, distort, modify, corrupt, replicate, or otherwise harm software, hardware, or data.

(b)	The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards (including organizational, physical, administrative, and technical safeguards, including patching policies) to maintain and protect Company Data, including their material confidential information, and the integrity, continuous operation, redundancy and security of all IT Systems and Company Data, and to the knowledge of the Company, except as set forth in Section 3.1(27)(b) of the Company Disclosure Letter, there have been no material Security Incidents.

(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are presently, and since January 1, 2021, have been in compliance with all applicable Laws, judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal and external policies and contractual obligations, and industry standards (including the Payment Card Industry Data Security Standard issued by the Payment Card Industry Security Standards Council) relating to the privacy and security of IT Systems and

Personal Information, or to breach notifications, and to the protection of such IT Systems and Personal Information from unauthorized use, access, disclosure, misappropriation modification, or other processing (collectively, "Data Security Requirements") and the Company has implemented backup and disaster recovery technology consistent with industry standards and practice.

(d)	Neither the Company nor any of its Subsidiaries have received any complaints, notices, or claims from any Governmental Entity or Person (including any payment card network) relating to any actual or alleged material violation of any Data Security Requirement.

(e)	The Company and its Subsidiaries have complied, in all material respects, with anti-spam laws in respect of the sending of commercial electronic messages to electronic addresses and the installation of computer programs on the computer systems of other Persons and has maintained commercially reasonable records to demonstrate such compliance.

(28)	Litigation.

(a)	Except as disclosed in Section 3.1(28)(a) of the Company Disclosure Letter, there is no, and since January 1, 2023, there has been no Proceeding in effect, ongoing or pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their respective properties or assets that, if determined adverse to the interests of the Company or its Subsidiaries, would, individually or in the aggregate, have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation of the Arrangement, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding.

(b)	The Company, on a consolidated basis with its Subsidiaries, is not insolvent on the basis that it is unable to pay its liabilities as they become due. There is no bankruptcy, liquidation, dissolution, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Neither the Company nor any of its Subsidiaries have sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation.

(c)	Neither the Company, nor any of its Subsidiaries, is subject to any outstanding Order which (x) has had or is reasonably likely to have, a Material Adverse Effect or (y) prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement, or which would prevent or materially delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(29)	Environmental Matters.

Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no written notice, Order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and there are no claims or Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws, (ii) the Company and each of its Subsidiaries possess, and are and since January 1, 2021 have been in compliance with all environmental permits and other Authorizations necessary for the operation of their respective businesses and required to comply with all Environmental Laws, (iii) the Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws since January 1, 2021 and (iv) there has been no release or disposal of, contamination of any property or facility by, or exposure of any Person to, any hazardous or toxic substance, material or waste so as to give rise to any liability (contingent or otherwise) for the Company or any of its Subsidiaries under any Environmental Laws.

(30)	Employees.

(a)	All material amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, paid time off, overtime pay, termination and severance pay have either been paid, or are accrued and accurately reflected in all material respects in the books and records of the Company and its Subsidiaries with respect to all Employees, as well as all former employees of the Company and its Subsidiaries. All material liabilities of the Company or any of its Subsidiaries due or accruing due to Employees have or shall have been paid, or accrued and accurately reflected in the books and records of the Company to the end of the month immediately preceding the Effective Time, including premium contributions, remittances and assessments for employment/unemployment insurance, Employer Health Tax, Canada Pension Plan, Québec Pension Plan, income Tax and any other employment-related legislation. All amounts due or accrued for all consulting fees, any other forms of compensation or benefits and all liabilities of the Company or any of its Subsidiaries due or accruing due to all current and former independent contractors of the Company or any of its Subsidiaries have either been paid or are accrued and accurately reflected in the books and records of the Company and its Subsidiaries.

(b)	Except as disclosed in Section 3.1(30)(b) of the Company Disclosure Letter, no Employees earning base salary in excess of $500,000 per annum have a written Contract with the Company or one of its Subsidiaries providing for a specific contractual length of notice or termination or severance payment required to terminate his or her employment (other than statutory severance or severance required under Law). Except as disclosed in Section 3.1(30)(b) of the Company Disclosure Letter, there are no change of control or transaction payments, retention payments, deferred compensation payments, or severance payments or Contracts with any Employees or former employee or Employee Plans or other arrangements providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment, funding, or vesting of any compensation or benefit) upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(c)	The Company and its Subsidiaries are, and for the past three years have been, in compliance in all material respects with all applicable Laws respecting labour and employment, including all Laws respecting pay equity, employment equity, worker classification, independent contractor classification, work permits/authorizations, wages, hours of work, unemployment insurance, discrimination, harassment, retaliation, leave of absence, equal opportunity, overtime, meal periods, rest breaks, employment and labour standards, labour relations, workers compensation, human rights, French language use, pay transparency, and occupational health and safety. No material Proceedings with respect to any such Law has been initiated by or against the Company or any of its Subsidiaries since January 1, 2023 or is in progress or pending or, to the knowledge of the Company, threatened.

(d)	There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation

Laws owing by the Company or any of its Subsidiaries. No material Proceeding involving the Company or any of its Subsidiaries is currently in progress or pending or, to the knowledge of the Company, threatened, pursuant to any applicable workers' compensation Laws.

(e)	There are no material charges pending or since January 1, 2023, to the knowledge of the Company, pursued, by a Governmental Entity under occupational health and safety Laws ("OHSA") in respect of the Company or any of its Subsidiaries, and there are no appeals of any Orders under OHSA applicable to the Company or any of its Subsidiaries currently outstanding. The Company and each of its Subsidiaries have complied in all material respects with all applicable Orders issued under OHSA for the past two (2) years.

(f)	To the knowledge of the Company, since January 1, 2023, all Employees, former employees, consultants, agents and independent contractors of the Company and its Subsidiaries have been properly classified by the Company and its Subsidiaries as an employee or non-employee for all purposes, including wages, employment standards, and payroll Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from any Person disputing the Person's classification as a, consultant, agent or independent contractor.

(g)	The Company and its Subsidiaries have investigated or addressed all known sexual harassment, or other discrimination, retaliation or material policy violation allegations in accordance with the requirements of applicable Laws and any applicable Company policy. The Company and its Subsidiaries do not reasonably expect any material Liabilities with respect to any such allegations and, to the knowledge of the Company, there are no allegations against Employees that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.

(31)	Collective Agreements.

(a)	Section 3.1(31)(a) of the Company Disclosure Letter sets forth a complete list of all Collective Agreements currently applicable to the Company and/or any of its Subsidiaries and all Collective Agreements currently being negotiated, and true, correct and complete copies, except for documents which do not materially modify any terms or conditions, of same have been provided in the Data Room. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Collective Agreements. Neither the Company nor any of its Subsidiaries has, since January 1, 2023, experienced any material grievances, unfair labour complaints, notices of default or statement of offence or material pending Proceedings outstanding under any Collective Agreement or decree.

(b)	Except as disclosed in Section 3.1(31)(b) of the Company Disclosure Letter, in relation to employment by the Company or any of its Subsidiaries, as of the date of this Agreement, no trade union, council of trade unions, employee bargaining agency, labour union, works council, employee association or affiliated bargaining agent or any other Person (i) holds bargaining rights with respect to any Employee including by way of certification, interim certification, voluntary recognition or successor rights, or (ii) has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Employee.

(c)	Except as disclosed in Section 3.1(31)(c) of the Company Disclosure Letter, in relation to employment by the Company or any of its Subsidiaries, as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened union organizing activities involving any Employee, and there is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the

Company, threatened against the Company and no such event has occurred within the last three (3) years.

(32)	Employee Plans.

(a)	Section 3.1(32)(a) of the Company Disclosure Letter lists all material Employee Plans and sets forth the jurisdiction in which each Employee Plan is maintained.

(b)	The Data Room contains complete and accurate copies of (i) all such material Employee Plans, as amended, documents embodying each material Employee Plan in each case, including all amendments thereto (or, where unwritten, written summaries of the material terms thereof), (ii) the most recent summary plan descriptions, booklets and brochures provided to participants (and all summaries of material modifications), (iii) all related insurance contracts, trust agreements or other funding arrangements (iv) the most recent determination, advisory or opinion letter received from the IRS and (v) all non-routine, material correspondence received or sent from any Governmental Entity within the past three (3) years.

(c)	Except as disclosed in Section 3.1(32)(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will (i) require the payment or provision to any Person of any money, benefits or other property or otherwise accelerate or increase the amount payable under, result in a default under, or result in any other obligation pursuant to, any Employee Plan or any Contract or other arrangement with any Employee, former employee, or current or former director, officer, agent, or other individual service provider of the Company or any of its Subsidiaries (ii) result in any payment (whether in cash, property or the vesting of property) that would reasonably. be expected to constitute an "excess parachute payment" (within the meaning of Section 280G of the Code).

(d)	Each Employee Plan has in all material respects been established, registered, invested, communicated, maintained, administered and funded in accordance with all applicable Laws and in accordance with its terms.

(e)	All contributions, reserves or premiums required to be collected and remitted, made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan or by applicable Laws have, in all material respects, been duly made in accordance with the terms of such Employee Plan and such applicable Laws. All benefits accrued under an Employee Plan not required to be funded by the terms of such plan or applicable Laws have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, IFRS.

(f)	Except as disclosed in Section 3.1(32)(f) of the Company Disclosure Letter or except (i) to the minimum extent required by applicable Canadian employment standards legislation, or (ii) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code for which the covered Person pays the full premium cost, none of the Employee Plans provide for life, health and welfare post-termination, or retiree benefits to any individual under any circumstances, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide post-termination or retiree benefits to any current or former employee, director, officer, consultant, agent, service provider or independent contractor of the Company or any of its Subsidiaries, or any spouse or dependent thereof.

(g)	Except as disclosed in Section 3.1(32)(g) of the Company Disclosure Letter there is no claim or Proceeding (excluding claims for benefits incurred in the Ordinary Course) in progress or pending or, to the knowledge of the Company, threatened, relating to any

Employee Plan by any Governmental Entity or other Person by or before any Governmental Entity.

(h)	No Employee Plan is, is intended to be, or has ever been (i) a "retirement compensation arrangement" or (ii) a "registered pension plan", in each case, within the meaning of subsection 248(1) of the Tax Act. None of the Employee Plans applies to or permits participation by employers other than the Company and its Subsidiaries.

(i)	Except as disclosed in Section 3.1(32)(i) of the Company Disclosure Letter, no Employee Plan maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or in the past three (3) years was, (1) a "multiemployer plan" as defined in Section 3(37) of ERISA, (2) a plan described in Section 413 of the Code, (3) a "defined benefit plan" as defined in Section 3(35) of ERISA or any plan that is or was subject to Title IV of ERISA, (4) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (5) a "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA or (6) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The term "ERISA Affiliate" means any Person that, at any relevant time, together with the Company or any of its Subsidiaries, would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code. Neither the Company nor any of its Subsidiaries have any current or contingent liability or obligation as a consequence of at any time being considered a single employer with any Person under Section 414 of the Code.

(j)	Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a current favourable determination letter from the IRS or may rely upon a current opinion or advisory letter from the IRS and nothing has occurred that could reasonably be expected to materially adversely affect the qualified status of such Employee Plan. Neither the Company nor any of its Subsidiaries have incurred (whether or not assessed) any material penalty or Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 or the Code and no circumstances exist that could result in the imposition of any such Tax or penalty. With respect to each Employee Plan, no non-exempt "prohibited transactions" (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as determined under ERISA) have occurred that could reasonably be expected to result in material liability to the Company or any of its Subsidiaries. There are no unfunded or underfunded liabilities with respect to any Employee Plan.

(k)	Neither the Company nor any of its Subsidiaries has any current or contingent obligation to make whole, reimburse, indemnify, or "gross up" any Person for any Taxes, including under Section 409A or Section 4999 of the Code.

(l)	All outstanding Incentive Securities have been granted or issued in compliance with the terms of the applicable Incentive Plan and applicable Law and have been recorded in the Company's financial statements in accordance with IFRS.

(33)	Insurance.

(a)	Each of the Company and its Subsidiaries is insured by reputable third-party insurers with reasonable and prudent policies customary and appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets, taken as a whole.

(b)	Each material insurance policy currently held by the Company or any of its Subsidiaries is in full force and effect in accordance with its terms, and, to the knowledge of the

Company, neither the Company nor any of its Subsidiaries is in default in any material respect under the terms of any such policy. There have not been any proposed or threatened termination of, or material premium increase with respect to, any such policies. Neither the Company nor any of its Subsidiaries have received written notice that any material claim pending under any insurance policy of the Company or its Subsidiaries has been denied, rejected or disputed by the applicable insurer, or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material Proceedings covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(34)	Tax Matters.

(a)	The Company and each of its Subsidiaries have duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required by Law to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Company and each of its Subsidiaries have paid as required by Law on a timely basis all material Taxes due and payable by them, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are being contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been provided in the most recently publicly filed consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with their books and records and in the most recently publicly filed consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. None of the Company or any of its Subsidiaries has received a refund of Taxes to which it was not entitled.

(c)	Except as disclosed in Section 3.1(34)(c) of the Company Disclosure Letter, no claims, suits, audits, assessments, reassessments, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted or threatened (in each case in writing) with respect to material Taxes of the Company or any of its Subsidiaries.

(d)	No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction. None of the Company or any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)	The Company and each of its Subsidiaries have withheld or collected all amounts required by Law to be withheld or collected by them on account of Taxes and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	Except as disclosed in Section 3.1(34)(g) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (i) change in or improper use of method of accounting made prior to the Effective Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Date, (iii) prepaid amount received or reserve or deduction claim on or prior to the Effective Date, or (iv) intercompany transaction or excess loss account described in Treasury Regulations promulgated under Section 1502 of the Code (or any analogous or similar provision or state, local, or non-U.S. Law).

(h)	None of the Company or any of its Subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements entered into in the Ordinary Course, the primary purpose of which does not relate to Taxes, and other than agreements among the Company and its Subsidiaries). None of the Company or any of its Subsidiaries. (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns (other than any such group the common parent of which is or was the Company or any of its Subsidiaries) that includes any Person other than the Company or any of its Subsidiaries, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, as a transferee or successor, or by operation of Law.

(i)	None of the Company or any of its Subsidiaries has been a party to any joint venture, partnership or other arrangement that is reasonably likely to be treated as a partnership for Tax purposes.

(j)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or collection of Taxes of, or the payment or remittance of Taxes by, the Company or any of its Subsidiaries.

(k)	No facts, circumstances or events exist or have existed that have resulted in, or may reasonably be expected to result in, the application of any of sections 15, 17 and 78 to 80.04 of the Tax Act (or any similar provision of any other applicable Law) to the Company or any of its Subsidiaries.

(l)	The Company and each of its Subsidiaries are duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) for purposes of goods and services sales tax and the harmonized sales tax ("GST/HST") and under applicable provincial sales Tax Laws in each case to the extent required to be so registered.

(m)	None of the Company or any of its Subsidiaries have engaged in any "reportable transaction" as defined in subsection 237.3(1) of the Tax Act (or any comparable provision of any other applicable Law, including U.S. Treasury Regulations Section 1.6011-4(b)(1)) or any "notifiable transaction" as defined in subsection 237.4(1) of the Tax Act (or any comparable provision of any other applicable Law).

(n)	The Company and each of its Subsidiaries have complied in all material respects with relevant transfer pricing laws (including, section 247 of the Tax Act), including any documentation and record keeping requirements thereunder.

(o)	None of the Company or any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution qualifying, or intended or purported to qualify, under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(p)	None of the unlisted shares of the Company constitutes taxable Canadian property as defined in subsection 248(1) of the Tax Act.

(35)	Anti-Bribery Laws.

(a)	Each of the Company, its Subsidiaries, and their respective directors, officers or Employees, and, to the knowledge of the Company, any agent or affiliate, to the extent acting on behalf of the Company or any of its Subsidiaries, are, and in the past five (5) years have been, in compliance with all applicable Laws related to anti-bribery and anti-corruption of each jurisdiction in which the Company and its Subsidiaries operates or have operated, including but not limited to, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended, (collectively, "Anti-Bribery Laws"). In the past five (5) years, none of the Company nor any of its Subsidiaries, nor any of their respective directors, officers or Employees, nor, to the knowledge of the Company, any agent or affiliate, to the extent acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or obtaining any improper advantage, or (ii) violated Anti-Bribery Laws. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to reasonably ensure continued compliance with Anti-Bribery Laws. In the past five (5) years, there has been no suit, action, allegation, voluntary disclosure, investigation, inquiry, litigation or Proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Bribery Laws.

(b)	In the past five (5) years, the Company and its Subsidiaries (i) have maintained their books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and (ii) have maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed and access to assets is given only in accordance with management's authorization, (B) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets, and (C) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any discrepancies between recorded and actual assets.

(36)	Sanctions and Trade Controls.

(a)	Each of the Company, its Subsidiaries, and their respective directors, officers or Employees, and, to the knowledge of the Company, any agent or affiliate, to the extent acting on behalf of the Company or any of its Subsidiaries, are, and in the past five (5) years have been, in compliance with all applicable Laws related to export controls, trade and economic sanctions in each jurisdiction in which the Company and its Subsidiaries operates or have operated, including but not limited to, those administered or enforced by the United States (including the Office of Foreign Assets Control of the Department of the Treasury), Canada (including Global Affairs Canada and the Royal Canadian Mounted Police or other relevant Canadian sanctions authority), the European Union and enforced by its member states, His Majesty's Treasury, or the United Nations Security Council (collectively, "Sanctions"). None of the Company, its Subsidiaries, or their respective directors, officers or employees, nor, to the knowledge of the Company, any agent or affiliate, to the extent acting on behalf of the Company or any of its Subsidiaries, (i) has engaged in any dealings in or with a jurisdiction that is the target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine) or Russia or Belarus (each a "Sanctioned Country") or any Sanctioned Party, (ii) is controlled or owned by or acting on behalf of any Sanctioned Party, (iii) is located, organized or ordinarily resident in a Sanctioned Country, Russia or Belarus, or (iv) has otherwise violated any Sanctions.

(b)	Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to promote compliance with Sanctions. In the past five (5) years, there has been no suit, action, or Proceeding by or before any Governmental Entity involving each of the Company or any of its Subsidiaries with respect to Sanctions.

(37)	Anti-Money Laundering.

The operations of the Company and each of its Subsidiaries are and have been in the past five (5) years conducted in material compliance with applicable financial due diligence, recordkeeping and reporting requirements of all applicable Anti-Money Laundering Laws, or similar Laws applicable to the Company or any Subsidiary and no suit, action or Proceeding by or before any Governmental Entity involving each of the Company or any of its Subsidiaries, with respect to Anti-Money Laundering Laws is ongoing, pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceedings) that would form the basis of any such suit, action or Proceeding.

(38)	Gaming Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, its Subsidiaries, its Affiliates, and their respective directors, officers, partners, managers, members or principals nor, to the knowledge of the Company, any direct or indirect holders of shares in the capital of the Company or other holders of legal or beneficial ownership, or control or direction over, 5% or greater equity or voting interest in the Company which may reasonably be considered in the process of determining the suitability, fitness or qualification of the Company or any of its Subsidiaries or Affiliates for a Gaming Authorization by a Gaming Authority (the foregoing Persons, collectively, the "Licensing Affiliates") have (i) made any application for a Gaming Authorization that has been denied or otherwise not issued, granted or given or been found unsuitable by any Gaming Authority, except where such denial was the result of a competitive process for a single or limited number of available Gaming Authorizations, (ii) withdrawn any such application, except for such withdrawals for bona fide business reasons, unless such withdrawal was involuntary or otherwise directed by a Gaming Authority, or (iii) had any Gaming Authorization revoked, suspended or refused to be renewed. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries hold all Gaming Authorizations required pursuant to applicable Gaming Laws in each of the jurisdictions in which the Company and its Subsidiaries operate. To the knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no facts with respect to the Company, its Subsidiaries and each of their respective Licensing Affiliates which, if known to any Gaming Authority, would be reasonably likely to result in the denial, revocation, limitation or suspension of a Gaming Authorization that is (i) currently held by the Company or its Subsidiaries, (ii) a Pending Authorization of the Company or its Subsidiaries, or (iii) necessary for the consummation of the transactions contemplated hereby. Neither the Company, its Subsidiaries nor, to the Company's knowledge, any of their respective Licensing Affiliates have received notice of any Proceeding, investigation or review by any Governmental Authority under any Gaming Law with respect to the Company, its Subsidiaries or any of their respective Licensing Affiliates, and, to the Company's knowledge, no Proceeding, investigation or review is threatened, nor has any Governmental Authority indicated in writing any intention to conduct the same, other than, in each case, in connection with ordinary course investigations or except which would not, individually or in the aggregate, prevent, materially delay or impede the consummation of the transactions contemplated hereby.

(39)	No Shareholder Rights Plan.

The Company does not have in place, and the Shareholders have not adopted or approved, any shareholders rights plan or a similar plan giving rights to acquire additional Shares upon execution or performance of the obligations under this Agreement.

* * *

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization and Qualification.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted, except where the failure to be in good standing or have such requisite power and authority would not reasonably be expected to, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(2)	Corporate Authorization.

The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and other transactions contemplated hereby.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Company) constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Purchaser other than (a) assuming the accuracy of the Company's representation in Paragraph 18(b) [Authorizations and Licenses] of Schedule C, the Authorizations listed in Section 18(b)(iii) of the Company Disclosure Schedule, (b) the Interim Order and the Final Order, (c) filings with the Director under the CBCA, (d) the filing of the Articles of Arrangement, (e) customary filings with the Securities Authorities and the Exchange and (f) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(5)	No Conflict/Non-Contravention.

The execution and delivery of this Agreement by the Purchaser, and performance of its obligations hereunder and the consummation by the Purchaser of the Arrangement and the other transactions contemplated hereby (including the Financing, any alternative financings permitted by the terms of this Agreement or any other financings being entered into in connection therewith) do not and

 1

will not:

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser; or

(b)	assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6)	Litigation.

As of the date hereof, there are no material Proceedings in progress or pending or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser or any of its affiliates, nor is the Purchaser or any of its affiliates subject to any outstanding Order in any case that is reasonably likely to prevent or materially delay consummation of the Arrangement or the other transactions contemplated by this Agreement.

(7)	Available Funds / Financing.

The Purchaser has delivered to the Company a true, complete and accurate copy of the executed commitment letter, dated as of the date of this Agreement, among the Purchaser and the Financing Sources party thereto (as amended from time to time after the date of this Agreement in compliance with Section 4.7, the "Debt Commitment Letter"), and the executed fee letter referred to in the Debt Commitment Letter dated as of the date hereof, by and between the Financing Sources party thereto and the Purchaser, together with all annexes, schedules and exhibits thereto (in each case, if any), and as such document may be amended, restated, supplemented, waived or otherwise modified or replaced or substituted in accordance with Section 4.7, the "Fee Letter") pursuant to which each lender party thereto has committed to lend, subject to the terms and conditions set forth therein, the amounts set forth therein to the Purchaser (the "Debt Financing") for, among other things, the purpose of financing the transactions contemplated by this Agreement, the Rollover Agreements and the Plan of Arrangement. The Purchaser has delivered to the Company a true, complete and accurate copy of each of the executed commitment letters, dated as of the date of this Agreement, among the Purchaser and each of the Persons set forth on Schedule A thereto (the "Sponsors", and such executed commitment letters, as amended from time to time after the date of this Agreement in compliance with Section 4.7, the "Equity Commitment Letters" and together with the Debt Commitment Letter, the "Financing Commitments"), pursuant to which each investor party thereto has committed, subject to the terms and conditions set forth therein, to invest in the Purchaser the cash amounts set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing") for, among other things, the purpose of financing the transactions contemplated by this Agreement, the Rollover Agreements and the Plan of Arrangement. As of the date of this Agreement, none of the Financing Commitments have been amended or modified, no such amendment or modification is contemplated (other than to add lead arrangers or additional lenders and it being understood that the inclusion of any market flex provisions in the Fee Letter shall not be deemed to constitute any such amendment, restatement, replacement, supplement or other modification or waiver of the Debt Commitment Letter), and as of the date of this Agreement, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated, reduced or rescinded in any respect. As of the date of this Agreement, other than the Fee Letter, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing, as applicable, of the full amount of the Financing that would reasonably be expected to adversely affect the availability of the Financing at Closing, other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date of this Agreement. The Purchaser has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date of this Agreement and will pay or cause to be paid in full any such amounts due on or prior to the Effective Time. As of the date of this Agreement, the Financing

 2

Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of the Purchaser and, to the knowledge of the Purchaser, each of the other parties thereto, subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. There are no conditions precedent or other contractual contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitments and in this Agreement. As of the date of this Agreement, no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) under the Financing Commitments by the Purchaser or, to the knowledge of the Purchaser, any other parties to the Financing Commitments. As of the date of this Agreement, assuming satisfaction of the conditions precedent in Section 6.1 and Section 6.2, the Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied on a timely basis or that the Financing will not be available to the Purchaser at the Effective Time in an amount necessary to fund the Required Amount. Assuming the Financing is funded in accordance with the Financing Commitments, the net proceeds contemplated by the Financing Commitments will, in the aggregate, be sufficient to enable the Purchaser to fund the Required Amount and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement, the Rollover Agreements, the Plan of Arrangement and the Financing Commitments. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guarantees. The Limited Guarantees are in full force and effect and are the valid, binding and enforceable obligation of the Guarantors in favour of the Company, subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and, to the knowledge of the Purchaser, no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) under the Limited Guarantees by any of the Guarantors. Neither the Purchaser nor any of its affiliates is a party to any contract, agreement, arrangement or understanding which limits or restricts the ability of any Person to provide debt or equity financing to other potential purchasers of the Company.

(8)	Security Ownership.

As of the date hereof, neither the Purchaser nor any of its affiliates or any other Person acting jointly or in concert with any of them, beneficially own or exercises control or direction over any Shares or any securities that are convertible into or exchangeable or exercisable for Shares.

(9)	Assets and Liabilities.

The Purchaser does not have any operations, assets or liabilities, other than pursuant to this Agreement, the Support and Voting Agreements, the Rollover Agreement and any other document, agreement or instrument entered into in connection with the Arrangement or the other transactions contemplated by this Agreement.

(10)	Licensability.

To the knowledge of the Purchaser, there are no facts with respect to the Purchaser or any of its affiliates, the Guarantors, any direct or indirect holders of shares in the capital of the Purchaser or other holders of legal or beneficial ownership, or control or direction over, 5% or greater equity or voting interest in the Purchaser, and each of their respective directors, officers, partners, managers, members or principals (other than, for the avoidance of doubt, the Rollover Shareholders and their respective affiliates) (collectively, the "Purchaser Licensing Affiliates") which may reasonably be considered in the process of determining the suitability, fitness or qualification of the Purchaser or any of its Purchaser Licensing Affiliates for a Gaming Authorization by a Gaming Authority or for a Financial Services License by a Governmental Entity which, if known to any Gaming Authority or Governmental Entity,

 3

would be reasonably likely to result in the denial, revocation, limitation or suspension of a Gaming Authorization or a Financial Services License that is (i) currently held by the Company or its affiliates, (ii) a Pending Authorization, or (iii) necessary for the consummation of the transactions contemplated hereby. Neither the Purchaser nor, to the Purchaser's knowledge, any of its Purchaser Licensing Affiliates has received notice of any investigation or review by any Gaming Authority under any Gaming Law or by any Governmental Entity under any Financial Services Requirements with respect to the Purchaser or any of its Purchaser Licensing Affiliates that is pending, and, to the Purchaser's knowledge, no investigation or review is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same, other than, in each case, in connection with ordinary course investigations or except which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impede the consummation of the transactions contemplated hereby.

(11)	Agreements with Rollover Shareholders.

Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Company a true and complete copy of the Rollover Agreement. Other than the Shareholder Support and Voting Agreements, the Rollover Agreement, the Equity Commitment Letters and the Limited Guarantees, the Purchaser has not entered into any other agreement with any Shareholder or other Securityholder.

(12)	Rollover Consideration.

The transfer of the Rollover Shares will be made at a price equal to the Consideration per Rollover Share, and the parties to the Rollover Agreement will agree that the consideration received in exchange has an equivalent fair market value.

(13)	No Interest in Competitors.

As of the date hereof, none of the Purchaser or its Subsidiaries owns more than ten percent (10%) of the voting equity in any Person that derives its revenues from a line of business within any material lines of business in which the Company is engaged that is reasonably expected to have an adverse effect on the ability of the Purchaser to consummate the Arrangement and the other transactions contemplated hereby in a timely manner in accordance with the terms hereof.

* * *

 4

SCHEDULE E

KEY REGULATORY APPROVALS

Competition Act Approval

HSR Clearance

Investment Canada Act Approval

Approvals in connection with Gaming Authorizations in West Virginia

Approval or deemed Approval in relation to the following:

(A)	Antitrust Laws in the following jurisdictions:

(a)	Brazil

(b)	China

(c)	Common Market for Eastern and Southern Africa (COMESA)

(d)	The European Union

(B)	Foreign Direct Investment Laws in the following jurisdictions, in each case to the extent applicable:

(a)	Australia

(b)	Italy

(c)	Romania

(d)	Bulgaria, to the extent the applicable Foreign Direct Investment Law comes into effect prior to the Effective Time and the Parties agree that it is applicable

Regulatory Approvals in connection with Financial Services Licenses in the following jurisdictions:

-	United States:

o	Alabama

o	Alaska

o	Arizona

o	Arkansas

o	Connecticut

o	Delaware

o	District of Columbia

o	Florida

o	Georgia

o	Iowa

o	Kansas

o	Kentucky

o	Louisiana

o	Maryland

o	Michigan

o	Minnesota

o	New Jersey

o	New Mexico

o	North Carolina

o	North Dakota

o	Ohio

o	Oklahoma

o	Puerto Rico

o	South Carolina

o	South Dakota

 1

o	Tennessee

o	Vermont

o	Washington

o	West Virginia

-	Cyprus

-	Singapore

-	Lithuania

-	Netherlands

-	United Kingdom of Great Britain and Northern Ireland

* * *

 2

SCHEDULE F

FORM OF SHAREHOLDER SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of April 1, 2024.

BETWEEN:

[SHAREHOLDER], a [corporation/legal person/individual/limited partnership]
[existing under/governed under/residing in/created under] ●

(the "Shareholder")

- and -

NEON MAPLE PURCHASER INC., a corporation existing under the Canada Business Corporations Act

(the "Purchaser")

WHEREAS the Shareholder is the registered and/or beneficial owner of ● Multiple Voting Shares and ● Subordinate Voting Shares (the "Subject Securities") in the share capital of Nuvei Corporation, a corporation existing under the Canada Business Corporations Act (the "Company");

WHEREAS the Purchaser and the Company wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement");

WHEREAS the Shareholder has entered into a share transfer [and incentive award exchange] agreement with the Purchaser concurrently with the entering into of this Agreement (the "Rollover Agreement"); and

WHEREAS, as a condition to the willingness of the Purchaser to enter into the Arrangement Agreement and the Rollover Agreement and incur the obligations set forth therein, the Purchaser has requested that the Shareholder enters into this Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1

INTERPRETATION

Section 1.1 Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Article 2

COVENANTS OF THE SHAREHOLDER

Section 2.1 General

The Shareholder hereby covenants and irrevocably agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement:

(a)    at the Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any

 1

adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the Arrangement and the transactions contemplated by the Arrangement Agreement and the Rollover Agreement (collectively with any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement and the Rollover Agreement, the "Transactions") is sought, the Shareholder shall cause his or its, as applicable, Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his or its, as applicable, Subject Securities in favour of the approval of the Arrangement Resolution and the Transactions and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of the Transactions;

(b)    at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause his or its, as applicable, Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his or its, as applicable, Subject Securities against any proposed action by the Company or any other Person in respect of any Acquisition Proposal (other than the Transactions) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of the Transactions;

(c)     in connection with and subject to Section 2.1(a) and Section 2.1(b), as soon as practicable following the mailing of the Circular and in any event no later than ten (10) days prior to the Meeting (and any other meeting contemplated in Section 2.1(a) or Section 2.1(b)), the Shareholder shall deliver or cause to be delivered, to the Company, with a copy to the Purchaser, duly completed and executed proxies or voting instruction forms voting in accordance with the Shareholder's obligations in Section 2.1(a) and Section 2.1(b), as applicable, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(d)    the Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement;

(e)    the Shareholder shall not, directly or indirectly, (i) solicit proxies, or become a participant in a solicitation, in opposition to, or competition with, the Arrangement Agreement or the Transactions, (ii) act jointly or in concert with others for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement or the Transactions, (iii) publicly withdraw support from the Arrangement or the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement, arrangement or understanding related to any Acquisition Proposal, (v) solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vi) participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vii) furnish to any Person any information in connection with or in furtherance of any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or (viii) requisition or join in the requisition of any meeting of securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal or, without the consent of the Purchaser, any other matter that could reasonably be expected to adversely affect, prevent or materially delay with the Meeting or the completion of the Arrangement;

 2

(f)      the Shareholder shall not, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer" and "to Transfer" shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of his or its, as applicable, Subject Securities to any Person, other than pursuant to the Arrangement Agreement or the Rollover Agreement; (ii) grant any proxies, voting instructions or power of attorney, deposit any of his or its, as applicable, Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his or its, as applicable, Subject Securities, other than pursuant to this Agreement and any amendment thereto; (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii); provided that, the Shareholder may (i) Transfer his or its, as applicable, Subject Securities to a corporation or other entity directly or indirectly owned or controlled by the Shareholder or under common control with or controlling the Shareholder provided that (x) such Transfer shall not relieve or release the Shareholder of or from their obligations under this Agreement, including, without limitation, the obligation of the Shareholder to vote or cause to be voted all of his or its, as applicable, Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided and the transferee agrees to be bound by the terms of this Agreement and the Rollover Agreement as though it were an original signatory hereto and thereto on terms acceptable to the Purchaser acting reasonably;

(g)    the Shareholder shall not take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by the Shareholder of their obligations under this Agreement;

(h)    the Shareholder shall not, in respect of his or its, as applicable, Subject Securities and any other securities of the Company over which the Shareholder exercises control or direction, exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions; and

(i)      the Shareholder shall promptly notify the Purchaser of the number of any additional securities of the Company that the Shareholder [or any of its affiliated funds] purchases or otherwise acquires beneficial and/or registered ownership of or an interest in, or acquires the right to vote or share in the voting of, or acquires control or direction over, after the date hereof, including all securities which his or its, as applicable, Subject Securities may be converted into, exchanged for or otherwise changed into. Any such additional securities shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be included in the definition of "Subject Securities." Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the securities of the Company, the number of securities constituting his or its, as applicable, Subject Securities shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any securities of the Company issued to Shareholder in connection therewith.

Section 2.3 Response to Acquisition Proposal

Notwithstanding any provision of this Agreement to the contrary, if the Company provides the Shareholder and the Purchaser with a certificate (which certificate shall be delivered to the Shareholder and the Purchaser concurrently) executed by the Chair of the Special Committee, in his capacity as such and not in his personal capacity and without personal liability, stating that (i) the Board, after consultation with its legal and financial advisers and upon the recommendation of the Special Committee, has received an Acquisition Proposal which the Board has determined constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (a "Recommended Acquisition Proposal") and (ii) the Board is permitted by Article 5 of the Arrangement Agreement to provide specified information to the Shareholder regarding the Recommended Acquisition Proposal, and (iii) the Recommended Acquisition Proposal does not contemplate any equity financing or debt financing from the Shareholder (other than a rollover or reinvestment of any Subject Securities or the proceeds thereof, as applicable) then (and only then) the

 3

Shareholder shall be entitled to (A) deliver to the Board a request to receive information relating to the Recommended Acquisition Proposal, including (1) any related financing terms and (2) any terms which would require the consent or agreement of the Shareholder in connection with the Recommended Acquisition Proposal (including, if applicable, terms of a proposed voting support agreement and rollover or reinvestment agreement, if any, that the Person under such Recommended Acquisition Proposal has proposed), and a description of the expectations (if any) with respect to the Shareholder and the other holders of Multiple Voting Shares, including the rollover or reinvestment required or permitted by the Shareholder and, if applicable, the proposed governance terms related thereto, and, if applicable, the terms of future employment or other role of the Shareholder or its beneficial owner, as applicable, with the Company or its successor resulting from completion of the transactions contemplated by the Recommended Acquisition Proposal and (3) the views of the Board and the Special Committee with respect thereto, including the views of their respective legal and financial advisers (the "Permitted Information Request"), (B) receive a written response to a Permitted Information Request, and (C) engage or participate in discussions and negotiations with the Board and the Special Committee and their respective Representatives, the other holders of Multiple Voting Shares, and the Shareholder's and the other holders of Multiple Voting Shares' respective Representatives with respect to the foregoing, in each case, for the purpose of informing the Board and/or the Special Committee, as applicable, as to whether the Shareholder, in their capacity as a shareholder of the Company, would be likely to support and vote in favour of such Recommended Acquisition Proposal, enter into agreements in respect of the Acquisition Proposal, including, for greater certainty, agreements relating to voting support and rollover or reinvestment of any Subject Securities or the proceeds thereof, and related governance matters and employment terms, if the Board were to determine that such Acquisition Proposal is a Superior Proposal (the discussions and negotiations contemplated by this clause (C), "Approved Discussions"); provided that Approved Discussions may only occur if (a) the Recommended Acquisition Proposal did not result from a material breach by the Shareholder of any of the provisions of this Agreement, and (b) the Company has complied with its notification obligations to the Purchaser pursuant to Section 5.2 and Section 5.3 of the Arrangement Agreement.

Article 3

SHAREHOLDER CAPACITY AND FIDUCIARY DUTIES

Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the Shareholder is executing this Agreement and is bound hereunder solely in their capacity as a shareholder of the Company. Without limiting the provisions of the Arrangement Agreement and subject to the provisions of the Rollover Agreement, nothing contained in this Agreement shall in any way limit or affect any actions taken by the Shareholder or any shareholder or representative of the Shareholder, solely in his or her capacity, if any, as director or officer of the Company, and the Shareholder or any shareholder or representative of the Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer of the Company.

Article 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)    Capacity and Authorization. The Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and it has all requisite corporate or other power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate or other proceedings on its part are necessary to authorize this Agreement. [The Shareholder has the legal capacity to enter into and deliver this Agreement and to

 4

perform his obligations hereunder.]1

(b)    Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction and the execution and delivery of this Agreement by the Shareholder, and performance of their obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of the Constating Documents of the Shareholder, as applicable, or (ii) to their knowledge, contravene, conflict with or result in a violation or breach of Law.

(c)     Ownership of Subject Securities and Other Securities by the Shareholder. Other than his or its, as applicable, Subject Securities, [and the Options, PSUs and RSUs registered in the name of the Shareholder, as applicable,] the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)    Exercise of control or direction. The Shareholder is the sole legal and beneficial owner of his or its, as applicable, Subject Securities. Except as contemplated in the Arrangement Agreement and under the Rollover Agreement and this Agreement, the Shareholder is and will be, immediately prior to the Effective Time on the Effective Date, the legal and beneficial owner of his or its, as applicable, Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(e)    No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of his or its, as applicable, Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement, the Arrangement Agreement or the Rollover Agreement.

(f)      Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote his or its, as applicable, Subject Securities as contemplated herein. None of his or its, as applicable, Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings shareholders or give consents or approvals of any kind.

(g)    Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

(h)    Legal Proceedings. There are no legal Proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would materially adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform their obligations hereunder.

Section 4.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Shareholder as follows, and acknowledge that the Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)	Capacity and Authorization. The Purchaser is a corporation duly incorporated, validly existing and in

1 Representation and warranty to be adjusted for the specific organizational structures of each of the Rollover Shareholders.

 5

good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)    Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)     No Breach. The execution and delivery of this Agreement by the Purchaser, and performance of its obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of the Constating Documents of the Purchaser, or (ii) assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) [Governmental Authorization] of Schedule D of the Arrangement Agreement, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated thereby.

(d)    Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement.

(e)    Legal Proceedings. There are no legal Proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Purchaser, threatened against the Purchaser or any judgment, decree or order against the Purchaser that would materially adversely affect in any manner the ability of the Purchaser to enter into this Agreement and to perform its obligations hereunder.

Article 5

TERMINATION

Section 5.1 Termination

This Agreement will terminate and be of no further force and effect upon the earliest to occur of:

(a)	written agreement of the parties hereto;

(b)	written notice by the Shareholder to the Purchaser if:

(i)	the Purchaser is in default of any covenant or condition contained herein or in the Rollover Agreement and such default would cause any condition in Section 6.3(1) or Section 6.3(2) of the Arrangement Agreement, as applicable, not to be satisfied, and such default is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

(ii)	without the prior written consent of the Shareholder, there is (A) a modification, waiver, amendment or supplement to the Arrangement Agreement that may reasonably be expected to have a material adverse effect on the Transactions or on the economic interests of the Shareholder, including a decrease in the Consideration payable under the Arrangement Agreement or the aggregate consideration payable to the Shareholder for their Rollover Shares or a change in the form of such consideration, or (B) any other material amendment or modification to the Transactions that is adverse to the Shareholder in a manner disproportionate to all other Shareholders or the Rollover Shareholders (as such terms are defined in the Arrangement Agreement), as applicable; or

(iii)	any representation or warranty of the Purchaser under this Agreement or the Rollover Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect, if such inaccuracy

 6

would cause any condition in Section 6.3(1) or Section 6.3(2) of the Arrangement Agreement, as applicable, not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

provided that at the time of such termination, the Shareholder is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied;

(c)	written notice by the Purchaser to the Shareholder if:

(i)	the Shareholder is in default of any covenant or condition contained herein or in the Rollover Agreement and such default would cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied, and such default is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement; or

(ii)	any representation or warranty of the Shareholder under this Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect, if such inaccuracy would cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

(d)	the Effective Time; and

(e)	the date the Arrangement Agreement has been terminated in accordance with its terms.

Section 5.2 Effect of Termination

If this Agreement is terminated pursuant to this Article 5, this Agreement will become void and of no further force or effect without liability of any party to any other party to this Agreement except in respect of any liability for any breach of this Agreement which occurred prior to such termination, including from any inaccuracy in their representations and warranties and any non-performance by them of their covenants made herein. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event that this Agreement is terminated in accordance with this Article 5.

Article 6

GENERAL

Section 6.1 Further Assurances

The Shareholder and the Purchaser shall, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.2 Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other party, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement or that refers to the Shareholder in connection with the Transactions and to provide each other with reasonable opportunity to review and comment any draft of such public announcement or statement and to reasonably consider any such comments, subject to the overriding obligations of applicable Laws. Subject to the foregoing, each of the Shareholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement

 7

in any press release, documents filed with the Court in connection with the Arrangement or any filing pursuant to applicable Securities Laws, including the Circular and the Schedule 13E-3.

Section 6.3 Time

Time shall be of the essence of this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any party will have the effect of putting such party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.

Section 6.4 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 6.5 Entire Agreement

This Agreement and the Rollover Agreement constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 6.6 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

Section 6.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 6.8 Assignment

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign or transfer any of their rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates, provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

Section 6.9 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	to the Purchaser at:

Neon Maple Purchaser Inc.

 8

c/o Advent International, L.P. Prudential Tower, 800 Boylston Street Boston, MA 02199-8069

Attention:	●

Email:	●

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention:	Shlomi Feiner and Catherine Youdan
Email:	[Redacted] and [Redacted]

and to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Willard S. Boothby, P.C. and Frances D. Dales
Email:	[Redacted], [Redacted]

to the Shareholder at:

●

Attention:	●

Email:	●

with a copy to (which shall not constitute notice):

●

Attention:	● and ●

Email:	● and ●

or to such other address as the relevant Person may from time to time advise by notice in writing given pursuant to this 6.9. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 6.10 Specific Performance and other Equitable Rights

(a)    The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this 6.10, including rights of specific performance and enforcement, subject to Section 6.10(b), are in addition to any other remedy to which the parties may be

 9

entitled at Law or in equity. None of the parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

(b)    Each party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the parties further agree that (a) by seeking the remedies provided for in this Section 6.10, a party shall not in any respect waive their right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages), and (b) nothing set forth in this Section 6.10 shall require any party hereto to institute any Proceeding for (or limit any party's right to institute any Proceeding for) specific performance under this Section 6.10 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any Proceeding pursuant to this Section 6.10 or anything set forth in this Section 6.10 restrict or limit any party's right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 6.11 Expenses

Each of the parties shall pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 6.12 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts executed and delivered by electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 6.13 English Language

The parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[SHAREHOLDER]

[SHAREHOLDER]

[By:

Name: ●

Title: ● ]

[Signature page to the Shareholder Support and Voting Agreement]

 11

NEON MAPLE PURCHASER INC.

By:
Name: ●

Title: ●

 12

SCHEDULE G

FORM OF D&O SUPPORT AND VOTING AGREEMENT

April 1, 2024

TO	PURCHASER

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that Neon Maple Purchaser Inc. (the "Purchaser") and Nuvei Corporation (the "Company") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement (the "Arrangement") of the Company under Section 192 of the Canada Business Corporations Act, the result of which, together with the transactions contemplated under the Rollover Agreements, shall be the acquisition by the Purchaser of all the outstanding Multiple Voting Shares and the Subordinate Voting Shares of the Company not held by the Rollover Shareholders (the "Shares").

All capitalized terms used but not otherwise defined in this support and voting agreement (this "Agreement") shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned is the beneficial and/or registered owner of, or exercises control or direction over, the number of Shares, other securities convertible into or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this Agreement (collectively, the "Subject Securities").

1.	The undersigned hereby agrees, solely in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)	to cause to be counted as present for purposes of establishing quorum and vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement (the "Transactions") and against any proposed action or agreement which would reasonably be expected to adversely effect, prevent, materially delay or interfere with the completion of the Transactions;

(b)	no later than ten (10) days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)	not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer" and "to Transfer" shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement and any amendment thereto; or (iii)  agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the undersigned may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (x) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this Agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided to the Purchaser; and

(d)	not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions.

2.	Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement and subject to the provisions of the Rollover Agreement, if applicable, nothing contained in this Agreement shall in any way (i) limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company or other legal obligation to act in the best interests of the Company or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Company to refrain from taking any action in his or her capacity as such.

3.	The undersigned hereby represents and warrants that (i) this Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by the Purchaser, is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment or agreement to which the undersigned is a party or by which the undersigned or any of his or her property or assets is bound at the time of such performance; (ii) the undersigned is the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, (iii) except for the Arrangement Agreement and the Rollover Agreement, if applicable, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, and (iv) other than the Subject Securities, the undersigned and its affiliates do not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of the Company or any of its Subsidiaries.

4.	The Purchaser hereby represents and warrants, that:

(a)	it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)	it has duly executed and delivered this Agreement which constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	This Agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the undersigned, decreases the aggregate Consideration or changes, in a manner adverse to the undersigned, the form of Consideration payable to the undersigned under the Arrangement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

6.	Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular and the Schedule 13E-3.

7.	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.	If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this Agreement where indicated below and return the same to the undersigned, upon which this Agreement as so accepted shall constitute an agreement among the Purchaser and the undersigned.

9.	The parties hereby confirm their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:

(Signature)

(Print Name)

(Name and Title)

Address:

Multiple voting shares owned (beneficially or otherwise) as of the date hereof:

Subordinate voting shares owned (beneficially or otherwise) as of the date hereof:

Options held as of the date hereof:

RSUs/PSUs/DSUs held as of the date hereof:

[Signature page to the D&O Support and Voting Agreement]

Accepted and agreed on this 1st day of April, 2024.

NEON MAPLE PURCHASER INC.

by:
Name:

Title: